   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1998
                                                     REGISTRATION NO. 333-50929
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                      PRE-EFFECTIVE AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          SNYDER COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                         52-1983617
   (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)


                            TWO DEMOCRACY CENTER
                      6903 ROCKLEDGE DRIVE, 15TH FLOOR
                           BETHESDA, MARYLAND 20817
                                (301) 468-1010
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             A. CLAYTON PERFALL
                           CHIEF FINANCIAL OFFICER
                            TWO DEMOCRACY CENTER
                      6903 ROCKLEDGE DRIVE, 15TH FLOOR
                          BETHESDA, MARYLAND 20817
                                (301) 468-1010

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:
   THOMAS H. MCCORMICK, ESQ.                           MICHAEL W. BLAIR, ESQ.
SHAW PITTMAN POTTS & TROWBRIDGE                         DEBEVOISE & PLIMPTON
       2300 N STREET, NW                                  875 THIRD AVENUE
      WASHINGTON, DC 20037                            NEW YORK, NEW YORK 10022
         (202) 663-8000                                   (212) 909-6000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          SNYDER COMMUNICATIONS, INC.

                               EXPLANATORY NOTE

  This registration statement contains forms of prospectuses relating to (1) a primary and secondary offering of common stock of the Registrant in a United States underwritten offering (the "U.S. Prospectus") and (2) a primary and secondary offering of common stock in an international underwritten offering (the "International Prospectus" and together with the U.S. Prospectus, the "Prospectuses").

  The Prospectuses will be identical in all respects except for the front cover page, the section entitled "Underwriting" and the outside back cover page. The form of the U.S. Prospectus is included herein and the form of the alternate pages of the International Prospectus are included herein on pages X-1 through X-8.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED MAY 19, 1998

PROSPECTUS

                                7,750,000 SHARES

              [LOGO OF SNYDER COMMUNICATIONS, INC. APPEARS HERE]

                                  COMMON STOCK

                                  -----------

  Of the 7,750,000 shares of Common Stock of Snyder Communications, Inc. (the "Company") offered hereby, 579,294 are being offered by the Company and 7,170,706 are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company and certain of the Selling Stockholders (the "Over-Allotment Selling Stockholders") have granted to the Underwriters options to purchase up to 1,162,500 additional shares to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

  Of the 7,750,000 shares of Common Stock offered hereby, 6,200,000 are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 1,550,000 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange under the symbol "SNC." On May 15, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $44.00. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                  PRICE TO UNDERWRITING PROCEEDS TO   SELLING
                                   PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.......................    $          $            $           $
--------------------------------------------------------------------------------
Total(3)........................  $          $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $   .

(3) The Company and the Over-Allotment Selling Stockholders have granted the U.S. Underwriters and International Managers options to purchase up to an additional 930,000 shares and 232,500 shares of Common Stock, respectively, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $    $    $    and $   , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on
or about    , 1998.

                                  -----------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.                   NATIONSBANC MONTGOMERY SECURITIES LLC

                                  -----------

                   The date of this Prospectus is     , 1998.

                             [INSIDE FRONT COVER]

Snyder Communications, Inc.

Complete targeted marketing solutions

Snyder provides a wide range of integrated targeted marketing solutions to Fortune 500 companies across a wide variety of industries.

[_] Pharmaceutical
[_] Healthcare
[_] Financial Services
[_] Consumer Packaged Goods
[_] Telecommunications
[_] Gas and Electric Utilities
[_] Technology

[Images of: logo stating "SNC Listed NYSE The New York Stock Exchange"; client logos; picture of a one dollar bill, an arrow pointing upwards and a dollar sign displayed on a tag connected to a line ascending upwards from left to right in a step-like fashion; photograph of satellite dishes; contents of a sample pack; globe; capsules of medication; photograph of high-tension wire towers.]

  Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

  MERRILL LYNCH SPECIALISTS INC. ("MLSI"), AN AFFILIATE OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, ONE OF THE UNDERWRITERS, ACTS AS A eSPECIALIST IN THE COMMON STOCK OF THE COMPANY PURSUANT TO THE RULES OF THE NEW YORK STOCK EXCHANGE, INC. UNDER AN EXEMPTION GRANTED BY THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995, MLSI WILL BE PERMITTED TO CARRY ON ITS ACTIVITIES AS A SPECIALIST IN THE COMMON STOCK FOR THE ENTIRE PERIOD OF THE DISTRIBUTION OF THE COMMON STOCK. THE EXEMPTION IS SUBJECT TO THE SATISFACTION BY MLSI OF THE CONDITIONS SPECIFIED IN THE EXEMPTION.

                                  [Gatefold]

Snyder Communications, Inc.

The company identifies high-value consumer segments; designs and implements targeted sales and marketing programs; and provides customer care and retention services.

Offering a broad array of services

[_] Proprietary databases of targeted consumers and businesses
[_] Database management services
[_] Pharmaceutical detailing
[_] Targeted product sampling programs and publications
[_] Strategic planning and consulting
[_] Marketing program consultation
[_] Field sales representatives
[_] WallBoard(R) information displays
[_] Creative services
[_] Direct mail, fulfillment capabilities
[_] Interactive services

[Images of: globe; photo collages of WallBoards(R); distributor presenting sample pack to new mother; photographs of medical detailing representatives with physicians, working parents and healthcare professionals; representative contents of sample packs; pamphlets included in sample packs; database operators with computers.]

                                    SUMMARY

  The following description is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus (a) assumes no exercise of the Underwriters' over-allotment options and (b) assumes that each of the entities acquired by the Company through a pooling of interests transaction was a wholly-owned subsidiary of the Company. As used herein, the "Company" means Snyder Communications, Inc., including the acquisitions and its other directly and indirectly owned subsidiaries.

                                  THE COMPANY

  The Company is a rapidly growing international provider of complete marketing solutions primarily to Fortune 500 size companies. The Company integrates its various capabilities, including its proprietary distribution channels, producing value-added marketing solutions. The Company identifies high value market segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care, retention and loyalty marketing services. The Company's resources include proprietary databases of targeted consumers and small businesses, database management services, pharmaceutical detailing services, pharmaceutical consulting, medical educational communications, proprietary product sampling programs and publications, sponsored information displays in proprietary locations, marketing program consultants, creative services, field sales and marketing representatives, customer service representatives, interactive services and direct mail and fulfillment capabilities. By expanding the range of its capabilities, its specialized distribution channels and its geographic presence, the Company seeks to provide a single source for its clients' outsourced sales and marketing needs.

  The Company's consolidated revenues, restated to include revenues from all acquisitions accounted for as pooling of interests transactions for all reported periods, increased from $334.1 million in 1995 to $428.9 million in 1996, and to $520.0 million in 1997, and from $118.6 million in the first three months of 1997 to $146.9 million in the first three months of 1998. Through 1997, substantially all of the Company's operations (excluding operations of 1998 acquisitions) were located in the United States and the United Kingdom. In 1998, the Company established operations in continental Europe principally through two acquisitions in France.

  The Company's clients primarily are global companies with large annual sales and marketing expenditures facing significant competitive pressures to retain or expand market share. The clients operate in various industries, including pharmaceuticals, consumer packaged goods, financial services, telecommunications and gas and electric utilities. The Company's ten largest current clients based on 1997 revenues, listed alphabetically, are Astra Pharmaceuticals, Bell Atlantic, Bristol Myers Squibb, IBM, McDonald's, Novartis Consumer Health, Pharmacia & Upjohn, Procter & Gamble, Volkswagen of America and Wyeth-Ayerst. Several of these clients use the services of more than one of the Company's service groups.

  Since completing its initial public offering in September 1996, the Company has significantly expanded the range of marketing and sales services it is able to offer its clients. This expansion has been accomplished both by building and initiating new programs or service offerings and by acquiring businesses that offer complementary services. The service offerings of acquired companies have been combined with those previously offered by the Company to create four service groups: Medical Services; Media and Sampling Services; Communications Services; and Data Delivery Services. Utilizing the service offerings of its four service groups, the Company's goal is to provide complete marketing solutions for its clients. The Medical Services group specializes in establishing and monitoring marketing plans as well as face-to-face interaction with physicians or other healthcare providers to market clients' pharmaceutical products. The programs offered by the Media and Sampling Services group are designed to stimulate and create brand awareness for the clients' products. The Communications Services group's offerings are designed to establish brand awareness for clients' products and to provide targeted customer acquisition and customer care, retention and loyalty marketing. The Data Delivery Services group provides services that enable the Company's clients to target the right customers for their products and services.

  During 1997 and 1998, the Company made strategic acquisitions to broaden the range of services it provides to clients, to expand the geographic reach of its services and to enhance its clients' access to strategic consumer groups. To complement and supplement its existing management depth, the Company retained key members of management of each of the acquired companies.

GROWTH STRATEGY

  The Company believes that it is well positioned to capitalize on increased demand for marketing services due to the outsourcing of marketing and sales functions, changes in the regulatory environment and increased demand for marketing services in Europe by providing its clients with integrated global marketing solutions and the capability to reach strategic consumer groups, including aging baby-boomers, multicultural populations and young consumers. In order to capitalize on this increased demand and its existing resources and to continue its growth, the Company plans to broaden the range of services offered to existing and future clients, expand its global presence, increase the scale of its services and pursue strategic acquisitions.

  Leverage Client Base and Broaden Range of Services. The Company intends to continue its growth by providing a broader range of services to its existing clients. Through its recent acquisitions and internal growth, the Company has significantly increased the types of services and the range of targeted marketing channels that the Company can offer its clients. The Company is actively leveraging its demonstrated success on behalf of existing clients by offering such clients additional Company services. The Company also believes it can more successfully attract new clients as a result of its increased capabilities.

  Expand Global Presence. The Company intends to continue expanding the geographic markets in which it provides services. Many of the Company's existing and potential clients are large companies that market products globally. Developing an expanded geographic market reach will enable the Company to offer single-source solutions for its clients' global outsourced sales and marketing needs. In furtherance of this strategy, the Company's recent acquisitions have given the Company marketing capabilities in continental Europe and have significantly enhanced the Company's presence in the U.K. The Company expects that its further geographic expansion will be accomplished by performing services for existing clients in new geographic markets and by acquiring companies that perform services in new geographic markets similar to those already provided by the Company.

  Increase Scale of Services. The Company intends to continue to increase the scale of services it can offer to clients. Many of the Company's current and prospective clients, particularly those served by the Communications Services and Medical Services groups, have an increasing need for global, comprehensive, large-scale marketing solutions. By expanding its capacity to perform large projects, the Company intends to enhance its ability to provide single-source marketing solutions to its clients.

  Pursue Strategic Acquisitions. The Company intends to continue to supplement its growth through strategic acquisitions. The Company expects to pursue acquisition opportunities that give the Company additional proprietary channels of distribution to important demographic segments, offer complementary services or replicate the Company's existing marketing capabilities in unserved geographic markets. The Company believes that the fragmentation in the marketing services industry provides opportunities for the Company to selectively pursue complementary domestic and international acquisitions. Although there are no definitive agreements, understandings or arrangements at this time, the Company is currently and expects to continue evaluating acquisition opportunities.

  The Company's corporate headquarters are located at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland, 20817, and its telephone number is
(301) 468-1010.

                                 THE OFFERINGS

  The offering of 6,200,000 shares of the Company's Common Stock, par value $.001 per share, in the United States and Canada (the "U.S. Offering") and the offering of 1,550,000 shares of the Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."

   Common Stock Offered:
     By the Company.............................    579,294 shares
     By the Selling Stockholders................  7,170,706 shares
                                                 ----------
       Total....................................  7,750,000 shares
                                                 ==========
    Common Stock to be Outstanding After the Of-  61,993,696 shares ferings(1)..................................
   Use of Proceeds.............................. The net proceeds to be received by the Company from
                                                 the Offerings will be used
                                                 to fund working capital,
                                                 capital expenditures,
                                                 potential acquisitions and
                                                 general corporate purposes.
                                                 The Company will not receive
                                                 any proceeds from the sale
                                                 of shares of Common Stock by
                                                 the Selling Stockholders.
                                                 See "Use of Proceeds."
   New York Stock Exchange Symbol............... SNC

--------
(1) Includes 71,608 shares issuable upon exercise of outstanding options and expected to be sold in the Offerings. Does not include (i) 9,669,472 shares of Common Stock reserved for issuance upon exercise of outstanding options and (ii) 2,049,658 shares of Common Stock available for future issuance under the Company's 1996 Stock Incentive Plan. See "Shares Eligible for Future Sale."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated financial data of the Company as of and for each of the years in the five year period ended December 31, 1997, and for the three months ended March 31, 1997 and March 31, 1998, after giving effect to all transactions accounted for as poolings of interests (the "Mergers"). The table gives effect to all of the Mergers, as if they had occurred at the beginning of the earliest period presented. The table also sets forth unaudited pro forma income statement data for each of the years in the five year period ended December 31, 1997, and for the three months ended March 31, 1997 and March 31, 1998, which give pro forma effect to federal, state and city income taxes as if all operations of the Company were subject to such taxes for all periods presented. The income statement data for each of the years in the three year period ended December 31, 1997 and the balance sheet data as of December 31, 1996 and December 31, 1997 are derived from the audited consolidated financial statements of the Company. All other income statement and balance sheet data presented are derived from unaudited consolidated financial statements of the Company and in the opinion of the management of the Company include all adjustments, consisting of normal and recurring adjustments, which are necessary to present fairly the combined results of operations and financial position of the Company for each period presented. The following summary consolidated selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                         Table on following page

                                                                                FOR THE THREE MONTHS
                                   FOR THE YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                          ----------------------------------------------------  ----------------------
                             1993        1994       1995      1996      1997       1997        1998
                          ----------- ----------- --------  --------  --------  ----------  ----------
                          (UNAUDITED) (UNAUDITED)                                    (UNAUDITED)
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
 DATA:(1)
Revenues................   $149,348    $235,356   $334,090  $428,897  $520,040  $  118,583  $  146,853
Operating Expenses:
 Cost of services.......    101,428     151,644    215,059   297,942   363,006      82,906      97,493
 Selling, general and
  administrative
  expenses..............     32,825      56,598     70,758    89,041   107,427      24,285      29,369
 Compensation to
  stockholders..........      2,389       5,276      9,439     7,363    13,623       1,427         --
 ESOP expense...........         30       2,203      2,172     6,553     5,411       1,245         --
 Acquisition and related
  costs(2)..............        --          --         --        --     39,431      16,181      33,953
                           --------    --------   --------  --------  --------  ----------  ----------
Income (loss) from
 operations.............     12,676      19,635     36,662    27,998    (8,858)     (7,461)    (13,962)
Interest (expense)
 income, net............       (615)     (1,513)    (1,654)   (2,400)     (391)       (249)        738
                           --------    --------   --------  --------  --------  ----------  ----------
Income (loss) from
 continuing operations
 before income taxes....     12,061      18,122     35,008    25,598    (9,249)     (7,710)    (13,224)
Income tax (provision)
 benefit................     (4,663)     (6,730)    (9,892)   (5,994)   (6,246)     (2,288)      2,346
                           --------    --------   --------  --------  --------  ----------  ----------
Income (loss) from
 continuing operations..      7,398      11,392     25,116    19,604   (15,495)     (9,998)    (10,878)
Loss from discontinued
 operations(3)..........        --          --         --     (1,498)   (1,507)       (558)        --
                           --------    --------   --------  --------  --------  ----------  ----------
Income (loss) before
 extraordinary item.....      7,398      11,392     25,116    18,106   (17,002)    (10,556)    (10,878)
Extraordinary item, less
 applicable income taxes
 of $806(4) ............        --          --         --     (1,215)      --          --          --
                           --------    --------   --------  --------  --------  ----------  ----------
  Net income (loss).....   $  7,398    $ 11,392   $ 25,116  $ 16,891  $(17,002) $  (10,556) $  (10,878)
                           ========    ========   ========  ========  ========  ==========  ==========
Historical net income
 (loss) per share:
 Basic net income (loss)
  per share
  Income (loss) from
   continuing
   operations...........   $   0.15    $   0.23   $   0.48  $   0.37  $  (0.27) $    (0.18) $    (0.18)
                           ========    ========   ========  ========  ========  ==========  ==========
  Net income (loss) per
   share................   $   0.15    $   0.23   $   0.48  $   0.32  $  (0.30) $    (0.19) $    (0.18)
                           ========    ========   ========  ========  ========  ==========  ==========
 Diluted net income
  (loss) per share
  Income (loss) from
   continuing
   operations...........   $   0.15    $   0.23   $   0.48  $   0.37  $  (0.27) $    (0.18) $    (0.18)
                           ========    ========   ========  ========  ========  ==========  ==========
  Net income (loss) per
   share................   $   0.15    $   0.23   $   0.48  $   0.32  $  (0.30) $    (0.19) $    (0.18)
                           ========    ========   ========  ========  ========  ==========  ==========
Unaudited:
 Pro forma net income
  (loss) from continuing
  operations(5).........   $  7,390    $ 10,846   $ 21,220  $ 14,291  $(18,900) $  (10,556) $  (12,432)
                           ========    ========   ========  ========  ========  ==========  ==========
 Pro forma diluted net
  income (loss) per
  share from continuing
  operations............   $   0.15    $   0.22   $   0.41  $   0.27  $  (0.33) $    (0.19) $    (0.21)
                           ========    ========   ========  ========  ========  ==========  ==========
 Pro forma net income
  (loss)(5).............   $  7,390    $ 10,846   $ 21,220  $ 12,181  $(19,800) $  (10,863) $  (12,432)
                           ========    ========   ========  ========  ========  ==========  ==========
 Pro forma diluted net
  income (loss) per
  share(6)..............   $   0.15    $   0.22   $   0.41  $   0.23  $  (0.35) $    (0.20) $    (0.21)
                           ========    ========   ========  ========  ========  ==========  ==========
 Pro forma net income
  from continuing
  operations, excluding
  non-recurring
  items(5)(7)...........   $  8,872    $ 15,322   $ 28,256  $ 22,061  $ 28,838  $    6,519  $   12,852
                           ========    ========   ========  ========  ========  ==========  ==========
 Pro forma diluted net
  income per share from
  continuing operations,
  excluding non-
  recurring
  items(6)(7)...........   $   0.19    $   0.31   $   0.54  $   0.42  $   0.50  $     0.11  $     0.21
                           ========    ========   ========  ========  ========  ==========  ==========
 Shares used in
  computing per share
  amounts:(6)
  Basic.................     47,783      49,324     52,030    52,487    56,624      55,413      60,135
  Diluted...............     47,783      49,324     52,121    53,041    58,056      56,820      62,166

                                         AS OF DECEMBER 31,
                         -------------------------------------------------- AS OF MARCH 31,
                            1993        1994       1995     1996     1997        1998
                         ----------- ----------- -------- -------- -------- ---------------
                         (UNAUDITED) (UNAUDITED)                              (UNAUDITED)
                                           (IN THOUSANDS)
BALANCE SHEET DATA:(1)
 Total assets...........  $117,300    $157,269   $209,913 $295,990 $410,702    $524,679
 Long-term debt(8)......    14,708      30,758     36,826   36,707   10,439       9,410
 Redeemable ESOP
  stock(9)..............       --          --         269    2,452    5,278       6,891
 Total equity...........    20,569      20,398     33,170   70,275  144,582     241,846

                                                     Footnotes on following page

(1) Prior to the consummation on September 24, 1996 of the reorganization (the "Reorganization") in which the Company acquired all of the limited partnership interests in Snyder Communications, L.P. (the "Partnership") and all of the issued and outstanding stock of the corporate general partner, Snyder Marketing Services, Inc. ("SMS"), the operations of the Company were conducted through the Partnership. The Partnership was owned 63.85% by SMS and 36.15% by the limited partners. The Reorganization resulted in the stockholders of SMS exchanging 100% of their SMS stock for the Company's Common Stock simultaneously with the limited partners exchanging their limited partner interests in the Partnership for the Company's Common Stock. After the Reorganization, the Company owned 100% of the stock of SMS and, directly and indirectly through its ownership of SMS, 100% of the interest of the Partnership. Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities, and operations of SMS, the Partnership and the Company at their historical cost basis. Accordingly, for the periods prior to the Reorganization, the income statement and balance sheet data include a combination of the accounts of SMS and the Partnership. Prior to its acquisition by the Company, American List Corporation ("American List") had a fiscal year that ended in February. The accompanying balance sheet data as of December 31, 1993, 1994, 1995 and 1996 reflect the combination of American List's accounts as of the following February month-end while the income statement data for each of the four years ended December 31, 1996 reflect the combination of American List's operations for the twelve months that end in the February following the respective income statement date.
(2) The $39.4 million of acquisition and related costs includes $34.1 million in costs directly related to the consummation of the Company's acquisitions accounted for as poolings of interests. These costs include primarily investment banking fees, other professional service fees, certain United Kingdom excise and transfer taxes, as well as a non-cash charge of $9.1 million related to the accelerated vesting of options held by Brann employees. The remaining $5.3 million consists of the write-off of deferred license fees and the accrual of a liability expected to resolve outstanding litigation. Both the write-off of the deferred fees and the accrual of the liability were recorded due to changes in fact which resulted from the Company's acquisitions.
    The Company recorded $34.0 million in acquisition and related costs during the first quarter of 1998 primarily related to the Mergers consummated during the first quarter of 1998. These costs consist of investment banking fees, other professional service fees, the expense associated with stock appreciation rights, tax payments and other contractual payments. In addition, this amount includes approximately $4.7 million for the costs of consolidating existing Company facilities and acquired operations, including the external costs and liabilities to close redundant Company facilities and severance and relocation costs related to the Company's employees.
(3) Represents the net losses of Bob Woolf Associates, Inc., which was spun off to stockholders of record of one of the Company's 1998 acquisitions on October 31, 1997. These losses represent $0.03 and $0.03 per diluted share for 1996 and 1997, respectively.
(4) An extraordinary item of $1.2 million ($0.02 per diluted share) was recorded in conjunction with the early redemption of subordinated debentures which were due to related parties. The extraordinary item is net of a $0.8 million tax benefit and consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.
(5) Prior to the Reorganization, the Company's principal operations were not subject to federal or state corporate income taxes. Similarly, prior to their respective acquisitions, certain of the U.S.-based acquirees were not subject to federal (except for one Massachusetts incorporated acquiree) or state income taxes. In addition, the Company's international subsidiaries are subject to different statutory income tax rates. Pro forma data are calculated as if the Company had been taxed similarly to a C corporation for all periods presented.
(6) The shares used in computing the per share amounts assume that the Reorganization and the Mergers had occurred at the beginning of each of the periods presented and reflect the issuance of additional shares as a result of the Company's public offerings, the impact of stock options, and certain share repurchases.
(7) Represents income from continuing operations adjusted to reflect (a) a provision for income taxes as if the Company had been taxed similarly to a C corporation for all periods presented, (b) the elimination of compensation to stockholders for amounts paid to managers of acquired companies prior to their merger with the Company which was in excess of amounts they will receive pursuant to employment contracts, (c) the elimination of the impact of nonrecurring acquisition and related costs, and (d) the elimination of ESOP related expenses incurred by the ESOP of an acquired company which will not be incurred in the future.
(8) Includes mandatorily redeemable preferred stock of $4.6 million, $4.6 million and $8.5 million at December 31, 1994, 1995 and 1996, respectively. The preferred stock did not carry voting rights unless dividends were in arrears, which did not occur, and was not convertible into common stock. Accordingly, the preferred stock was classified as long-term debt. This preferred stock was redeemed during 1997.
(9) Represents the balance necessary to satisfy the repurchase obligation associated with the Company's shares held by the ESOP of an acquired company which have been allocated to former employees of the acquired company whose employment had terminated prior to its merger with the Company.

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information in this prospectus before purchasing the shares of Common Stock offered hereby. Certain statements in this Prospectus and documents incorporated herein by reference are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. To the extent any of the information contained or incorporated by reference in this Prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act, the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

RELIANCE ON SIGNIFICANT CLIENTS

  The Company's ten largest current clients, based on 1997 revenues, listed alphabetically, are Astra Pharmaceuticals, Bell Atlantic, Bristol Myers Squibb, IBM, McDonald's, Novartis Consumer Health, Pharmacia & Upjohn, Procter & Gamble, Volkswagen of America and Wyeth-Ayerst. These clients accounted for 27.6% of the Company's 1997 revenues. In January 1998, the Company elected not to renew its then-existing contract with AT&T, which provided 12.1% of the Company's 1997 revenues, and began providing similar services to another national telecommunications client under a three-year contract. The Company provides services to many of its most significant clients pursuant to multi-year contracts. As is typical in the industry, the Company's multi-year contracts are cancelable on specified notice periods by the client. As a result, there can be no assurance that the Company's most significant clients will continue to do business with the Company over the long term. If any of the Company's significant clients elect not to renew their contracts, it could have a material adverse effect on the Company's results of operations.

GROWTH THROUGH ACQUISITIONS

  The Company plans to continue to supplement its growth through acquisitions of complementary businesses. Since the beginning of 1998, the Company has completed several strategic acquisitions. In most instances, the Company has issued shares of Common Stock as consideration. The Company is currently evaluating several additional acquisitions and expects to continue to consider growth opportunities through additional acquisitions that may involve payments in cash or the issuance of additional shares of Common Stock, although there are no definitive arrangements or agreements to do so at this time. There can be no assurance that the Company will have sufficient capital resources to continue to pursue this aspect of its growth strategy or that its Common Stock will remain an attractive acquisition currency. Additionally, there can be no assurance that the Company will successfully identify, complete or integrate additional acquisitions or that any acquired companies, including its recent acquisitions, will perform as expected or will contribute significant revenues or profits to the Company. The Company may also, in the future, face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions on terms favorable to the Company.

INTEGRATION OF ACQUISITIONS

  Since its initial public offering in September 1996, the Company has completed numerous acquisitions of complementary businesses. The services provided by the acquired companies, although complementary, differ in varying degrees from the services offered by the Company prior to making the acquisitions. There can be no assurance that the anticipated benefits with respect to the clients and targeted markets of these acquisitions will be achieved. Prior to its initial public offering, the Company had limited experience in acquiring businesses. Thus, the Company has not yet demonstrated the long-term ability to successfully integrate and manage a large number of acquired businesses. There can be no assurance that the Company will be able to manage successfully the new service areas of the Company, the employees of such service areas or the client bases supported by such service areas. The inability of the Company to integrate and manage acquired businesses successfully could have a material adverse effect upon the Company.

MANAGEMENT OF GROWTH

  The Company has experienced rapid growth over the past several years. Continued growth depends to a significant degree on the Company's ability to successfully utilize its existing infrastructure and databases to perform services for other clients, as well as on the Company's ability to develop and successfully implement new marketing methods or channels for new services for existing and new clients. Continued growth will also depend on a number of other factors, including the Company's ability to maintain the high quality of the services it provides to customers and to increase its penetration with existing customers, recruit, motivate and retain qualified personnel, and train existing sales representatives or recruit new sales representatives on an economic basis to sell different categories of services or products. The Company's continued growth will also require the implementation of enhanced operational and financial systems and additional management resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain its growth. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected.

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

  In March 1997, the Company made its first international acquisition. The Company has since acquired a number of companies in the United Kingdom and continental Europe. A key component of the Company's growth strategy is continued international expansion. There can be no assurance that the Company will be able to successfully acquire companies, integrate acquired companies or successfully introduce new services into these markets in order to expand its international operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and consequently on the Company's business, results of operations or financial condition.

ADVERSE EFFECT OF FOREIGN EXCHANGE RATES ON RESULTS OF OPERATIONS

  As a result of a number of acquisitions in the United Kingdom and continental Europe, approximately 32.6% of the Company's revenues in 1997 were from outside of the United States, the majority of which were denominated in British pounds and French francs. The U.S. dollar value of the Company's revenues varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to the British pound or French franc could have a material adverse effect on the Company's results of operations. The Company continually evaluates its exposure to exchange rate risk but does not currently hedge such risk.

DEPENDENCE ON TREND TOWARD OUTSOURCING

  The Company's business and growth depend in large part on the trend toward outsourcing of marketing services. There can be no assurance that this trend in outsourcing will continue, as companies may elect to perform such services internally. A significant change in the direction of this trend generally, or a trend in the pharmaceutical or telecommunications industries not to use, or to reduce the use of, outsourced marketing services, such as those provided by the Company, would have a material adverse effect on the Company.

COMPETITIVE AND FRAGMENTED INDUSTRY

  The industry in which the Company competes is highly competitive and fragmented. The Company competes with providers of other forms of sales and marketing media, such as direct mail, television, radio and other media. The Company also competes with the internal marketing capabilities of clients and prospective clients. The Company competes as well with other marketing services firms, ranging in size from very small firms offering special applications or short-term projects to large independent firms. A number of competitors have certain capabilities and resources equal to, or greater than, the Company's. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to conduct more of their targeted marketing services internally or through alternative marketing providers. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends in a timely manner. In addition, many of the Company's initial sources for names in its databases could also be available to a competitor wishing to develop a data delivery business.

DEPENDENCE ON LABOR FORCE

  Many aspects of the Company's business are very labor intensive and experience high personnel turnover. Many of the Company's employees receive hourly wages plus commissions, if earned. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. The Company's operations typically require specially trained persons, such as those employees and independent contractors in the pharmaceutical detailing business and those employees who market services and products in languages other than English. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. The labor markets for quality personnel are competitive, and there can be no assurance that the Company will be able to continue to hire, train and retain a sufficient labor force of qualified persons.

RELIANCE ON TECHNOLOGY; RISK OF BUSINESS INTERRUPTION

  The Company has invested significantly in sophisticated and specialized computer and telecommunications technology and has focused on the application of this technology to provide customized solutions to meet many of its clients' needs. In addition, the Company has invested significantly in sophisticated end-user databases and software that enable it to market its clients' products to targeted markets. The Company anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology and end-user databases on a timely basis in the future in order to maintain its competitiveness. In addition, the Company's business is dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, could have a material adverse effect on the Company's business. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur in any such event.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees, particularly Daniel M. Snyder, Chairman of the Board of Directors and Chief Executive Officer. There can be no assurance that the Company will be able to retain the services of such officers and employees. The failure of the Company to retain the services of Mr. Snyder or of other key personnel could have a material adverse effect on the Company. The Company has employment agreements with certain executive officers, including Mr. Snyder, and also has non-competition agreements with certain key personnel, including each of its executive officers. Courts, however, are at times reluctant to enforce such non-competition agreements. In addition, many of the Company's executive officers and other key personnel either are participants in the Company's 1996 Stock Incentive Plan or hold a significant amount of Common Stock (as is the case with Mr. Snyder). The Company believes that these interests increase the incentives such key employees have to remain with the Company. In order to support its growth, the Company will be required to effectively recruit, hire, train and retain additional qualified management personnel. The inability of the Company to attract and retain the necessary personnel could have a material adverse effect on the Company.

GOVERNMENT REGULATION

  Several of the industries in which the Company's clients operate are subject to varying degrees of governmental regulation, particularly the pharmaceutical, healthcare and telecommunications industries.

Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

  In connection with the handling and distribution of samples of pharmaceutical products, the Medical Services group is subject to regulation by its clients, the Prescription Drug Marketing Act of 1987 and other applicable federal, state and local laws and regulations in the United States and certain regulations of the United Kingdom, France and the European Union. Pharmaceutical manufacturers and the health care industry in general are subject to significant U.S. federal and state, U.K., French and European Union regulation. In particular, regulations affecting the pricing or marketing of pharmaceuticals could make it uneconomic or infeasible for pharmaceutical companies to market their products through medical marketing detailers. Other changes in the domestic and international regulation of the pharmaceutical industry could also have a material adverse effect on the Medical Services group.

  The Company's physician education services are also subject to a variety of federal and state regulations relating to both the education of medical professionals and sales of pharmaceuticals. Any changes in such regulations or their application could have a material adverse effect on the Medical Services group.

  From time to time state and federal legislation is proposed with regard to the use of proprietary databases of consumer and health groups. The uncertainty of the regulatory environment is increased by the fact that the Company generates and receives data from many sources. As a result, there are many ways both domestic and foreign governments might attempt to regulate the Company's use of its data. Any such restriction could have a material adverse affect on the Data Delivery Services group.

  The Communications Services group is subject to a large number of federal and state regulations. The Federal Communications Commission (the "FCC") rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Protection Act of 1994 broadly authorizes the Federal Trade Commission to issue regulations prohibiting misrepresentation in telephone sales.

  One of the significant regulations of the FCC applicable to long distance carriers, including the Company's telecommunication clients, prohibits the unauthorized switching of subscribers' long distance carriers. A fine of up to $100,000 may be imposed by the FCC for each instance of unauthorized switching. In order to prevent unauthorized switches, federal law requires that switches authorized over the telephone, such as through the Company's teleservices, be verified contemporaneously by a third party. Third-party verification generally is not required for switches obtained in person, such as those obtained by members of the Company's Communications Services field sales force. The Company's training and other procedures are designed to prevent unauthorized switching. However, as with any field sales force, the Company cannot completely ensure that each employee will always follow the Company's mandated procedures. Accordingly, it is possible that employees may in some instances engage in unauthorized activities, including unauthorized switching. To the Company's knowledge, no formal FCC complaint has been brought against the Company or any of its clients as a result of the Company's services. If any complaints were brought, the Company's clients might assert that such complaints constituted a breach of its agreement with the Company and, if material, seek to terminate the contract. Legislation currently pending in Congress would increase penalties against carriers that engage in unauthorized switching of subscribers' long distance carriers and would impose additional procedural safeguards to ensure against such unauthorized switches. If such proposed legislation is enacted, compliance with the additional procedural safeguards could result in increased costs associated with the Communications Services group's marketing efforts on behalf of its telecommunications clients.

  The services offered by the Company outside the United States may be subject to certain regulations of the United Kingdom, France and the European Union, including regulations relating to inbound and outbound teleservices, advertising content, promotions of financial products, activities requiring customers to send money with mail orders and the maintenance and use of customer data held on databases. In addition, the Company operates a small U.K. printing facility which is subject to certain environmental regulations regarding the storage and disposal of certain chemicals involved in the printing process. The Company believes that its operations outside the United States are substantially in compliance with applicable regulations. There can be no assurance, however, that additional U.K., French or European Union legislation, or changes in the regulatory implementation, would not limit the Company's international activities or significantly increase the cost of regulatory compliance.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company could experience quarterly variations in revenues and operating income as a result of many factors, including the timing of clients' marketing campaigns, the implementation of new products or services, the timing of additional selling efforts and the general and administrative expenses to acquire and support such new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would be likely to affect adversely the Company's operating results for that quarter.

SHARES ELIGIBLE FOR FUTURE SALE AND REGISTRATION RIGHTS

  The Company has outstanding an aggregate of 61,342,794 shares of Common Stock. Of the outstanding shares, 24,715,061 shares are freely transferable without restriction or further registration under the Securities Act, 7,099,098 shares owned by the Selling Stockholders may be offered for resale pursuant hereto and 29,528,635 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and will not be able to be sold other than pursuant to an effective registration statement under the Securities Act, pursuant to an exemption from the registration requirements of the Securities Act, or subject to the volume limitations of Rule 144 under the Securities Act. In addition, shares of Common Stock to be issued upon the exercise of certain options will be freely transferable upon such exercise.

  On September 24, 1997, D.M.S. Endowment, LLC, a limited liability company of which Daniel M. Snyder and Michele D. Snyder are the beneficial owners, F.D. Sutton, LLC, a limited liability company of which Fred Drasner is the beneficial owner, USN College Marketing, L.P., a limited partnership of which Mortimer B. Zuckerman, the MBZ Trust of 1996 and Fred Drasner are the beneficial owners, and A.O. Roberts, LLC, a limited liability company of which Dr. A.O. Roberts is the beneficial owner, each entered into a forward purchase contract (the "Contracts") with the Snyder STRYPES Trust, a Delaware business trust. Pursuant to the Contracts, such stockholders are obligated to deliver to the Snyder STRYPES Trust an aggregate of up to 5,175,000 shares of Common Stock owned by such stockholders, or cash equal to the value thereof, three years from the date of the Contracts. Prior to any such delivery, such stockholders will retain voting and dividend rights with respect to the shares that are the subject of the Contracts.

  Pursuant to agreements, Mr. Snyder and certain of the Company's other stockholders are entitled to certain registration rights with respect to their shares of Common Stock. If such stockholders, by exercising such registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock.

  Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and the ability of the Company to raise additional capital or engage in business combinations through sales of additional shares of Common Stock. See "Shares Eligible for Future Sale."

CONTROL BY PRINCIPAL STOCKHOLDERS

  Daniel M. Snyder, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Michele D. Snyder, Vice Chairman, President, Chief Operating Officer and a director of the Company, beneficially own approximately 15.7% and 5.4%, respectively, of the outstanding shares of Common Stock. As a result, Mr. Snyder individually, and he and Ms. Snyder if they act in concert, have the ability to exercise substantial influence over the Company's business by virtue of their voting power with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's stockholders to change management more difficult. Such provisions include the requirement that the Company's stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors of the Company (the "Board") and for new business to be conducted at any meeting of the stockholders. In addition, the Certificate of Incorporation allows the Board to issue up to 5,000,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by the Company in the future. While the Company has no present intention to issue any shares of preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to certain anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of discouraging, delaying or preventing a change of control of the Company.

VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

  The public trading market for Common Stock was first established after the Company's initial public offering in September 1996. Between the date of the Company's initial public offering and May 15, 1998, the market price of Common Stock has traded at a high of $54.19 per share and a low of $17.75 per share.

  Future announcements concerning the Company or its competitors, including quarterly results, innovations, new product introductions, governmental regulation, litigation or changes in earnings estimates published by analysts may cause the market price of Common Stock to fluctuate significantly. The stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many emerging growth companies that often have been unrelated to the operating performance or prospects of these companies. These fluctuations, as well as general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of Common Stock. There can be no assurance that the market price of Common Stock will not decline below its present market price. The market price of Common Stock is based upon anticipated future earnings growth. Furthermore, the Company is reliant on a core group of key customers. Any loss of any of these customers could be detrimental to the market price of Common Stock. See "-- Reliance on Significant Clients." The future market price of Common Stock will depend on delivering results anticipated by public investors. Any failure to meet specific expectations may have an adverse effect on the market price of Common Stock.

YEAR 2000

  The Company is undergoing an assessment of its current systems and equipment and is in the process of making the modifications necessary to address the issues presented by the Year 2000 issue. The Company expects to incur no more than $3.0 million in capital expenditures in 1998 with respect to system upgrades which are designed in part to address specific Year 2000 requirements. The Company does not expect expenditures incurred after 1998 for Year 2000 compliance to be material. To the extent that additional acquisitions are consummated, the Company will need to evaluate how the Year 2000 issue will impact its future acquirees. If such expenditures exceed expectations or if a future acquiree requires substantial expenditures to address its Year 2000 issues, the Company's financial results could be adversely affected. There can be no assurance that the Company's systems or the systems of other companies on which the Company's systems rely will be timely installed or converted. Although the impact on the Company caused by the failure of the Company's significant customers or vendors to achieve Year 2000 compliance in a timely or effective manner is uncertain, the Company's business and results of operations could be materially affected by such failure.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company of $    million ($    million
if the Underwriters' over-allotment options are exercised in full) will be used to fund working capital, capital expenditures, potential acquisitions and general corporate purposes. See "Business--Growth Strategy." The Company is currently considering and expects to continue to consider additional acquisitions that may involve payments in cash or the issuance of additional shares of Common Stock, although there are no definitive agreements, understandings or arrangements to do so at this time. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

  The Company currently intends to retain future earnings to finance its growth and development and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors that the Board considers appropriate.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded in the U.S. on the New York Stock Exchange (the "NYSE") under the symbol "SNC." At March 31, 1998, there were approximately 330 holders of record of Common Stock, and the Company believes there were approximately 8,100 beneficial owners of the Common Stock. The following table sets forth, for the fiscal periods indicated, the range of high and low sale prices per share of Common Stock as reported on the NYSE.

                                                                   HIGH   LOW
                                                                  ------ ------
1996
Third Quarter (From September 24, 1996).......................... $21.75 $17.75
Fourth Quarter...................................................  29.38  18.63
1997
First Quarter.................................................... $33.13 $23.50
Second Quarter...................................................  28.00  19.50
Third Quarter....................................................  31.06  24.00
Fourth Quarter...................................................  37.25  28.00
1998
First Quarter.................................................... $47.25 $32.56
Second Quarter (Through May 15, 1998)............................  54.19  39.75

  On May 15, 1998, the closing sale price of the Common Stock on the NYSE was $44.00 per share.

                                CAPITALIZATION

  The following table sets forth the combined capitalization of the Company, based on the Consolidated Financial Statements of the Company found elsewhere in this Prospectus, (i) as of March 31, 1998 and (ii) as of March 31, 1998 as adjusted to reflect (a) the issuance of and the use of the net proceeds from the sale of 579,294 shares of Common Stock by the Company (after deduction of underwriting discounts and estimated offering expenses) and (b) the proceeds from the exercise of 71,608 options by certain Selling Stockholders. See "Use of Proceeds." This table should be read in conjunction with the Company's supplemental consolidated financial statements and notes thereto appearing elsewhere in the Prospectus.

                                                          AS OF MARCH 31, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
   Cash and equivalents.................................. $ 62,517   $ 86,098
                                                          ========   ========
   Current maturities of long-term debt.................. $  3,527   $  3,527
                                                          ========   ========
   Long-term debt and obligations under capital leases... $  9,410   $  9,410
   Redeemable ESOP stock(1)..............................    6,891      6,891
   Equity(2):
     Preferred stock, $.001 par value per share, 5,000
      shares authorized, none issued and outstanding,
      actual and as adjusted                                   --         --
     Common stock, $.001 par value per share, 120,000
      shares authorized, actual and as adjusted; 62,266
      shares issued and 61,170 outstanding, actual; and
      62,917 shares issued and 61,821 outstanding, as
      adjusted(3)........................................       62         63
     Additional paid-in capital..........................  266,293    289,873
     Retained deficit....................................  (18,209)   (18,209)
     Treasury stock, at cost.............................   (7,575)    (7,575)
     Accumulated other comprehensive income(4)...........    1,275      1,275
                                                          --------   --------
       Total equity......................................  241,846    265,427
                                                          --------   --------
       Total capitalization.............................. $258,147   $281,728
                                                          ========   ========

--------
(1) Represents the balance necessary to satisfy the repurchase obligations associated with the Company's shares held by the ESOP of an acquired company which have been allocated to former employees of the acquired company whose employment had terminated prior to its merger with the Company.
(2) Includes 71,608 shares issuable upon exercise of outstanding options and expected to be sold in the Offerings. Does not include (i) 9,669,472 shares of Common Stock issuable upon exercise of outstanding options and
    (ii) 2,049,658 shares of Common Stock reserved for future issuance under the Company's 1996 Stock Incentive Plan. See "Shares Eligible for Future Sale."
(3) Does not reflect the amendment on May 6, 1998 of the Company's Certificate of Incorporation that increased the authorized number of shares of Common Stock to 400,000,000.
(4) The Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" during the first quarter of 1998. Included within accumulated other comprehensive income are the cumulative amounts for foreign currency translation adjustments and unrealized gains and losses on marketable securities.

                                   BUSINESS

GENERAL

  The Company is a rapidly growing international provider of complete marketing solutions primarily to Fortune 500 size companies. The Company integrates its various capabilities, including its proprietary distribution channels, producing value-added marketing solutions. The Company identifies high value market segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care, retention and loyalty marketing services. The Company's resources include proprietary databases of targeted consumers and small businesses, database management services, pharmaceutical detailing services, pharmaceutical consulting, medical educational communications, proprietary product sampling programs and publications, sponsored information displays in proprietary locations, marketing program consultants, creative services, field sales and marketing representatives, customer service representatives, interactive services and direct mail and fulfillment capabilities. By expanding the range of its capabilities, its specialized distribution channels and its geographic presence, the Company seeks to provide a single source for its clients' outsourced sales and marketing needs.

  The Company's consolidated revenues, restated to include revenues from all acquisitions accounted for as pooling of interests transactions for all reported periods, increased from $334.1 million in 1995 to $428.9 million in 1996, and to $520.0 million in 1997, and from $118.6 million in the first three months of 1997 to $146.9 million in the first three months of 1998. Through 1997 substantially all of the Company's operations (excluding operations of 1998 acquisitions) were located in the United States and the United Kingdom. In 1998, the Company established operations in continental Europe principally through two acquisitions in France.

  The Company's clients primarily are global companies with large annual sales and marketing expenditures facing significant competitive pressures to retain or expand market share. The clients operate in various industries, including pharmaceuticals, consumer packaged goods, financial services, telecommunications and gas and electric utilities. The Company's ten largest current clients based on 1997 revenues, listed alphabetically, are Astra Pharmaceuticals, Bell Atlantic, Bristol Myers Squibb, IBM, McDonald's, Novartis Consumer Health, Pharmacia & Upjohn, Procter & Gamble, Volkswagen of America and Wyeth-Ayerst. Several of these clients use the services of more than one of the Company's service groups.

  Since completing its initial public offering in September 1996, the Company has significantly expanded the range of marketing and sales services it is able to offer its clients. This expansion has been accomplished both by building and initiating new programs or service offerings and by acquiring businesses that offer complementary services. The service offerings of acquired companies have been combined with those previously offered by the Company to create four service groups: Medical Services; Media and Sampling Services; Communications Services; and Data Delivery Services. Utilizing the service offerings of its four service groups, the Company's goal is to provide complete marketing solutions for its clients. The Medical Services group specializes in establishing and monitoring marketing plans as well as face-to-face interaction with physicians or other healthcare providers to market clients' pharmaceutical products. The programs offered by the Media and Sampling Services group are designed to stimulate and create brand awareness for the clients' products. The Communications Services group's offerings are designed to establish brand awareness for clients' products and to provide targeted customer acquisition and customer care, retention and loyalty marketing. The Data Delivery Services group provides services that enable the Company's clients to target the right customers for their products and services.

  During 1997 and 1998, the Company made strategic acquisitions to broaden the range of services it provides to clients, to expand the geographic reach of its services and to enhance its clients' access to strategic consumer groups. To complement and supplement its existing management depth, the Company retained key members of management of each of the acquired companies.

MARKETING OPPORTUNITIES

  The Company believes that it is well positioned to capitalize on increased demand for marketing services due to the outsourcing of marketing and sales functions, changes in the regulatory environment and increased demand for marketing services in Europe.

  Outsourcing. In recent years, many businesses have integrated outsourcers into their overall marketing strategies. The Company believes that, as more companies adopt capital saving strategies and focus on their core competencies, the demand for outsourced marketing services will increase. The Company believes that it is well positioned to capitalize on the continued momentum of the corporate trend toward outsourcing. The Company also perceives that businesses value service providers who can provide them with a wide range of services, thereby lowering transaction costs. The Company believes that its recent acquisitions increase its competitive position by, among other things, expanding the scope and scale of services the Company can offer its clients.

  Deregulation--Changes in the Regulatory Environment. The Company believes that there is a trend towards deregulation of industry in the United States and the United Kingdom and continental Europe. A typical result of deregulation is increased competition as companies seek to acquire market share. Deregulation often finds companies with less developed internal sales capabilities than are needed in the changing competitive environment. For example, telecommunications companies now actively compete for market share and market new services in markets newly opened by deregulation in that industry. Similarly, the more recent deregulation of the U.S. gas and electric utilities industries presents opportunities for companies in those industries to market their products directly to consumers who, historically, have had no choices among gas and electric service providers. The Company believes that, with its ability to provide integrated targeted marketing solutions, it is well positioned to service the needs of firms that, as a result of deregulation, need rapidly implemented, sophisticated marketing capability. The Company believes that it is not only well positioned to take advantage of the current deregulatory climate, but that it is also capable of responding to and benefiting from changing regulatory conditions. For example, the Company believes that the increased pace at which pharmaceuticals are approved will increase the number of products available to physicians and thereby increase the demand for the Company's pharmaceutical detailing services.

  Increased Demand for Direct Marketing Services in the United Kingdom and Continental Europe. Direct marketing activities are not as prevalent in the United Kingdom and continental Europe as they are in the United States. The Company believes that there will be strong growth in the demand for direct marketing services in both the United Kingdom and continental Europe during the next few years. The Company believes that its existing United Kingdom infrastructure and capabilities and its expansion into continental Europe in the first quarter of 1998 along with the Company's direct marketing experience will enable the Company to capitalize on this demand.

MEETING CLIENT NEEDS

  The Company helps its clients respond to the demands of a global marketplace by providing its clients with integrated global marketing solutions and the capability to reach strategic consumer groups, including aging baby-boomers, multicultural populations and young consumers.

  Globalization. The vast majority of the Company's significant clients are companies that have international operations. The Company believes that these and other multinational companies will seek to do business with companies that can provide sales and marketing solutions that span national boundaries. The Company believes that its 1997 acquisitions significantly increased its ability to provide sales and marketing solutions to multinational clients. With the acquisitions in the first quarter of 1998 of two Medical Services businesses located in France, the Company expanded its operations into continental Europe.

  Access to Strategic Consumer Groups. Through internal expansion and strategic acquisitions, the Company has obtained the capability to give its clients targeted access to consumer groups that the Company believes will be increasingly important to its clients, including:

  . Aging Baby Boomers. According to population projections prepared by the U.S. Bureau of the Census which are based in part on 1990 census data ("Census Bureau Population Projection"), in 1997 there were approximately 71.1 million people who were 50 years or older in the United States. The 50 years and older age group is the fastest growing age group in the United States, and it is projected to grow by approximately 36% through the year 2010 according to the Census Bureau Population Projection. The Company's Media and Sampling services programs are designed to give clients targeted access to this affluent population sector. As the baby boomers age and experience increased health problems, the Medical Services group provides pharmaceutical manufacturers with access to each point in the continuance of patient care, from hospitals, to physicians, to pharmacists, to the patients themselves. In addition, the Company's service infrastructure allows it to continue to develop and improve marketing data with respect to this population sector.

  . Multicultural Populations. Multicultural populations are growing much more rapidly than the overall population. According to the Census Bureau Population Projection, there were approximately 10.1 million Asian/Pacific Islanders living in the United States during 1997 and that group is expected to grow approximately 51% by the year 2010. In 1997, there were approximately 28.7 million Hispanics living in the United States and that group is expected to grow approximately 43% by the year 2010 according to the Census Bureau Population Projection. In contrast, the total population in the United States is expected to grow approximately 11% by the year 2010. The Company reaches the rapidly growing multicultural populations through bilingual field sales and teleservices representatives in the Communications Services group and through targeted sampling programs, proprietary publications and WallBoard(R) information displays specifically designed by the Media and Sampling Services group to address the needs of multicultural populations.

  . Young Consumers. The Company believes that the size, sophistication and buying power of the youth market make it an attractive marketing opportunity for its clients. The Company believes that today's youth are well-educated and highly discriminating consumers who are making increasingly independent purchasing decisions. According to SVP Market Research, teens influence approximately $250 billion in spending each year. Teens influence family purchases of both disposable goods and big-ticket items. They also influence how families spend their leisure time and money. Through the integration of its data delivery services, creative/direct response services and targeted product sampling programs, the Company has a broad offering of youth-oriented marketing programs.

GROWTH STRATEGY

  In order to capitalize on the increased demand for marketing services and its existing resources and to continue its growth, the Company plans to broaden the range of services offered to existing and future clients, expand its global presence, increase the scale of its services and pursue strategic acquisitions.

  Leverage Client Base and Broaden Range of Services. The Company intends to continue its growth by providing a broader range of services to its existing clients. Through its recent acquisitions and internal growth, the Company has significantly increased the types of services and the range of targeted marketing channels that the Company can offer its clients. The Company is actively leveraging its demonstrated success on behalf of existing clients by offering such clients additional Company services. The Company also believes it can more successfully attract new clients as a result of its increased capabilities.

  Expand Global Presence. The Company intends to continue expanding the geographic markets in which it provides services. Many of the Company's existing and potential clients are large companies that market products globally. Developing an expanded geographic market reach will enable the Company to offer single-source solutions for its clients' global outsourced sales and marketing needs. In furtherance of this strategy, the Company's recent acquisitions have given the Company marketing capabilities in continental Europe and have significantly enhanced the Company's presence in the U.K. The Company expects that its further geographic expansion will be accomplished by performing services for existing clients in new geographic markets and by acquiring companies that perform services in new geographic markets similar to those already provided by the Company.

  Increase Scale of Services. The Company intends to continue to increase the scale of services it can offer to clients. Many of the Company's current and prospective clients, particularly those served by the Communications Services and Medical Services groups, have an increasing need for global, comprehensive, large-scale marketing solutions. By expanding its capacity to perform large projects, the Company intends to enhance its ability to provide single-source marketing solutions to its clients.

  Pursue Strategic Acquisitions. The Company intends to continue to supplement its growth through strategic acquisitions. The Company expects to pursue acquisition opportunities that give the Company additional proprietary channels of distribution to important demographic segments, offer complementary services or replicate the Company's existing marketing capabilities in unserved geographic markets. The Company believes that the fragmentation in the marketing services industry provides opportunities for the Company to selectively pursue complementary domestic and international acquisitions. Although there are no definitive agreements, understandings or arrangements at this time, the Company is currently and expects to continue evaluating acquisition opportunities.

SERVICES

  The Company's marketing programs utilize the resources of one or more of the Company's four service groups, depending on the client's needs. The Company's four service groups are: Medical Services, Media and Sampling Services, Communications Services and Data Delivery Services.

  MEDICAL SERVICES. The Medical Services group provides medical sales, marketing research and strategic planning and educational communications services to pharmaceutical and medical device manufacturers.

  Medical Sales. The Medical Services group uses field sales to obtain customers for the Company's pharmaceutical clients through a process known as "detailing." Pharmaceutical detailing entails a presentation to a physician by an account executive during which the features and benefits of a drug are discussed and product literature and samples are provided to the physician. The Company focuses its direct detailing and selling on physicians, pharmacists and long-term care facilities. The Medical Services group uses the services of approximately 4,000 account executives and managers located throughout the United States, the United Kingdom and continental Europe, who operate both as independent contractors and as full- and part-time employees. The Company seeks to hire individuals with medical or scientific backgrounds as its account executives. More specifically, most of the account executives have experience in sales of pharmaceutical products. In addition, each account executive undergoes specialized training before providing detailing services on behalf of clients in order to familiarize himself or herself with the products being detailed. The Company's pharmaceutical detailing contracts range from six months to three years in duration. Generally, each Medical Services client contract provides for the detailing of between one and three pharmaceutical products. The Company's compensation for these services is based upon the number of account executives in the field, the number of physicians contacted or the level of product sales experienced by the client.

  Marketing Research and Strategic Planning. In addition to pharmaceutical detailing services, Medical Services group provides strategic and tactical sales force market planning and evaluation services, including sales marketing resource allocation, sales force planning and the integration and evaluation of sales and marketing promotions, to more than 100 pharmaceutical and medical device manufacturers. The Company developed and uses for its clients its proprietary Promotion Real-time Operating Models (PROMSM) as an analytical system which aims to provide a comprehensive understanding of the sales dynamics of an individual pharmaceutical product or medical device. PROMSM consists of a family of statistical and mathematical models which relate a product's sales to a structure of all market factors, their respective dynamics and interactions. The relationship is then analyzed individually for each doctor using the product class. The Company also provides training for pharmaceutical sales forces. This training capability gives the Company the opportunity to enhance the capabilities of its own pharmaceutical detailing representatives and to provide services to companies with in-house sales staffs that would otherwise not require the Company's services.

  Educational Communications. The Company is also engaged in the development and implementation of educational marketing programs targeted to doctors, nurses and pharmacists. The Company produces educational literature and slide kits, clinical simulations and the serial publications that it produces and provides to healthcare professionals, all of which are developed by physicians and sponsored by medical and educational institutions. The Company also hosts proprietary medical seminars in the U.S. and continental Europe which are attended by physicians and led by recognized experts in their respective medical fields. Attendees are typically granted continuing medical education credit for their participation. These events are funded through grants provided by major pharmaceutical manufacturers.

  MEDIA AND SAMPLING SERVICES. The Media and Sampling Services group uses WallBoard(R) and other information displays, proprietary sample pack distribution channels and proprietary publications to reach potentially high-value market segments at the time that the targeted customers are most likely to use the products.

  Information Displays. WallBoards(R) are framed information and sponsor displays that are mounted on a wall. WallBoards(R) present educational, editorial and product information targeted to specific user groups. They are located in areas where the targeted customers are likely to be waiting for a service, such as the offices of specialty health-care providers, child-care centers and corporate airport terminals. Most of the Company's WallBoards(R) are strategically located to provide information to targeted consumers at a time when the customers are likely to be interested in receiving information and trying new products. Each WallBoard(R) location is available only to the Company under a two- or three-year exclusive agreement, with automatic renewal provisions. WallBoard(R) locations provide the WallBoard(R) free of charge because of its perceived benefit to the targeted audience. Two examples of the Company's WallBoard(R) information displays are the Heart Health WallBoard(R), which targets cardiology patients, and the Your Kids WallBoard(R), which targets working parents. Each of the WallBoard(R) sponsors has "category exclusivity" for their product in their program. The Company also has information centers located in approximately 6,500 retail outlets. The information centers are displays which include pockets for take-one literature, tear-off pads for the distribution of rebate offers and recipes, mini-posters which contain consumer information and commercial messages, and free ad cards for individuals to offer products or services.

  To enhance the editorial quality of its WallBoards(R), the Company has also established alliances with associations that specialize in the targeted areas, such as the American Heart Association, the National Child Care Association, the Arthritis Foundation and the Children's National Medical Center. As of December 31, 1997, there were 15 different WallBoard(R) programs as well as the information centers displayed in approximately 35,000 locations throughout the United States.

  Sample Packs. Similar to WallBoards(R), sample packs distribute products and information to targeted customers at a time when they are generally most interested in trying new products. Sample packs are given away for free in areas where targeted customers can be reached, such as fitness centers, college dormitories, child-care centers, the offices of specialty health-care providers and hospital maternity wards. Participating locations sign a two- or three-year exclusivity agreement stating that the pack will be the only sampling program allowed at the location during that time. Three examples of the Company's sample pack programs are the New Member Pack, which is distributed at fitness centers, the Diabetes Pack, which is distributed to diabetes patients by specialty health-care providers, and the New Mom Giftpax, which is distributed to new mothers in hospital maternity wards. As with its WallBoard(R) programs, the Company is able to leverage its alliances with leading associations, such as the American Diabetes Association, which has permitted the Company to print the association's logo on the outside of the Diabetes Pack, and the Arthritis Foundation, which has permitted the Company to print the foundation's logo on the Arthritis Pack.

  In the U.S., the Media and Sampling Services group provides targeted product sampling programs for packaged goods manufacturers, with distribution channels that include over 180,000 separate locations reaching primary and secondary schools, daycare/preschool centers, colleges, specialty healthcare providers and immigrant organizations. The Company provides access to a variety of target audiences, including patients with specific health conditions, working mothers, teens in junior high and high school, 18-25 year old college and junior college students, African-American teens, Hispanic teens and immigrants. During 1997, the Company used over 100 distribution centers to deliver over 230 million program elements. The Company's distribution channels currently include approximately 100,000 day care centers and pre-schools, approximately 26,000 specialty healthcare provider locations, approximately 84,000 primary and secondary schools, and approximately 22,000 other locations, including immigrant and maternity centers. As of December 31, 1997, there were 51 different Company-administered sample pack programs, and approximately 47.6 million sample packs were distributed in Company-administered programs during 1997.

  Outside of the U.S., the Media and Sampling Services group provides targeted product sampling services and proprietary health-oriented publications to expectant mothers, new mothers and parents of toddlers in the United Kingdom and The Republic of Ireland. The Company conducts three primary sampling programs in the U.K.: its Mother-to-Be Program, reaching approximately 600,000 expectant mothers each year in the United Kingdom; its New Mother Program, reaching approximately 700,000 mothers each year within three days of their babies' birth; and the Baby's Progress Program, reaching approximately 500,000 mothers with babies over three months old. Approximately 260 part-time distributors distribute sample packs to the expectant mothers and new mothers, with revenues based on the number of samples packed and distributed.

  The marketing value of the Company's program is enhanced by long-term marketing contracts with the hospitals in which it operates. These contracts give the Company's distributors the opportunity to personally call on each new mother at the hospital, hand each new mother a sample pack and obtain marketing data from each new mother. Through its programs, the Company estimates, based on census data, that it reaches approximately 95% of all new parents in the United Kingdom.

  Proprietary Publications. To enhance the value of sample packs to recipients, as well as to provide an additional source of revenue to the Company and an additional means of collecting data, the Company also includes proprietary literature in its sample packs and on WallBoards(R). The proprietary literature contains information, coupons and advertisements relevant to the targeted consumer market.

  In the U.S., as a part of multiple-client, theme-based sample packs, the Company distributes proprietary literature designed for the targeted consumer group that receives each sample pack. These digest-sized booklets or magazines contain consumer-relevant articles in addition to coupons and sponsored messages. The publications are distributed as a part of programs targeting high school teens each spring and fall, working mothers close to Mothers' Day, elementary school parents each spring and fall, Hispanic elementary school parents each spring and fall, and college students each fall.

  In the U.K., the Company also distributes proprietary publications as a part of its sampling program. The Company publishes three titles: The Bounty Pregnancy Guide, The Bounty Baby Care Guide and The Bounty Infant Health and Feeding Guide. In addition, the Company publishes hospital information booklets on behalf of nearly 150 maternity hospitals for distribution to expectant mothers. The publications are funded through sponsored messages and are distributed free of charge.

  COMMUNICATIONS SERVICES. The Communications Services group performs strategic planning and consulting, creative, establishment of brand awareness for clients' products, face-to-face field sales, teleservices, interactive services, database management and mailings and return-on-investment evaluation services. The Communications Services group's creative services capabilities were further enhanced by the acquisition of Arnold Communications, Inc. ("Arnold") in March 1998. Arnold is a full-service marketing communications firm based in Boston, Massachusetts, with offices in Washington, D.C. and 11 other U.S. cities. Arnold provides creative services, direct marketing, new media marketing, database management services and full-service public relations for its clients, which include Volkswagen of America, McDonald's and Bell Atlantic. In addition to enhancing expertise in fields in which the Company already offers services, the Company expects Arnold to play an important role in expanding its direct-to-consumer pharmaceutical marketing capabilities.

  Strategic Planning and Consulting/Creative Services. The Company's goal in strategic planning is to become a partner in the direct marketing and customer development process of its clients. The strategic planning and management services provided include creating strategic marketing plans, analyzing market information, defining target audiences, planning and purchasing media campaigns, and managing marketing campaigns. The creative services area aims to develop in conjunction with the client the ideas and content to execute the client's marketing campaign. For example, in the initial stages of the development of a direct marketing program, the strategic consulting and creative services might assist the client in assessing its business, profit and sales objectives, defining the target market and developing a marketing plan to achieve those objectives. The media and research staff would then design, produce and execute the client's direct marketing program using qualitative and quantitative market research techniques, statistical modeling and analysis of demographic segments.

  Establishment of Brand Awareness. Consumer research and brand development focus groups are conducted to determine how to achieve or maintain a high profile position in the market place for the client's brand. The client's brand is tested on existing and prospective customers prior to developing a full creative campaign. The Company believes that brand awareness is essential to increasing purchasing frequency of the brand and creating loyal customers.

  Field Sales and Marketing. Using field sales (face-to-face) and event marketing, the Company's field sales representatives make face-to-face contact with potential customers at the customers' offices or homes and at local cultural events. Field sales representatives who are targeting consumer residential customers focus their sales efforts on event marketing, mainly at fairs, festivals and shopping malls. Field sales representatives who are targeting business customers typically call on small businesses either on a "cold call" basis or, increasingly, from leads generated by the Company's direct mail or database marketing efforts. The productivity of the field sales representatives is enhanced by the fact that they generally live in the area in which they are soliciting business. The Company's field sales representatives currently market in 12 different languages, and well over half of the Company's U.S. field sales representatives are bilingual. The Company has over 1,800 field sales representatives working in its Communications Services group in 35 offices in 11 U.S. states and over 1,000 field sales representatives in the United Kingdom.

  Database Management and Mailings. The Company assumes responsibility for the editorial content and graphic design of the direct mail pieces, arranges for the mailings to be printed, executes the direct mail campaign and handles inbound responses to the mailings through its teleservices facilities. The responses to the database mailings are input into the Company's demographic marketing database and provide leads for field sales and teleservices representatives. In the United States, the Company's production managers maintain relationships with many specialized vendors with whom they contract for printing, computer personalization and mailing services. In 1997, the Company managed the design, production and mailing of more than 365 million direct marketing pieces with more than 1.7 billion individual components.

  Teleservices. Prospective customers may also be contacted by telephone. The Company's U.S. teleservices associates, almost all of whom are bilingual, use an internally prepared sales script to market the client's products or services. Teleservices associates in the Company's U.S. call centers use a computerized call management system that employs state-of-the-art call routing and predictive dialing technologies. The Company has a total of 329 call stations and approximately 450 teleservices associates in the United States. The Company's 200-work station call center in Bristol, England provides teleservices for its European clients. In contrast to the United States, where teleservices are generally outbound, in the United Kingdom teleservices are mostly inbound focusing more on customer assistance and follow-up than on customer acquisition. There are approximately 310 teleservices employees in the U.K. call center.

  Return-on-Investment Evaluation. In addition to creating and executing strategic marketing plans for its clients, the Company also analyzes market information and defines the clients' target audiences in order to provide an ongoing evaluation to the client of the performance of the marketing campaign in achieving its goals. The Company recognizes that its clients' marketing needs are dynamic, and through the analysis of the effectiveness of the marketing plan, the Company strives to provide its clients with a real-time evaluation of the clients' return-on-investment in the Company's services.

  The Company's contracts with its most significant Communications Services clients are multi-year contracts, with certain early termination rights. The Company's principal contracts in the Communications Services group limit the ability of the Company to, or prevent the Company from, working for the clients' competitors during the term of the contract and, in some cases, for a defined period after termination.

  DATA DELIVERY SERVICES. The Data Delivery Services group develops and maintains demographic marketing databases that include data on approximately 46 million individuals and two million small businesses in the United States. Because the Data Delivery Services group's databases are owned by the Company, it is able to utilize the databases for multiple client contracts and at various purchase points in a customer's life cycle. The databases have been used to support the Communications Services and Media and Sampling Services groups' marketing efforts.

  The Data Delivery Services group has compiled databases of more than 30 million individuals in the United States and markets lists of high school students, college students, pre-school through junior high school students, young adults and religiously and ethnically distinct individuals. The primary customers of such lists are list brokers, advertising agencies and end-users employing direct mail and telemarketing advertising campaigns. The Company also maintains a database of more than 18 million names in the U.S., which was developed by the Communications Services group, but is now being managed by the Data Delivery Services group.

  In addition, using the contacts with new mothers in its U.K. sampling programs as a base, the Company has constructed a database which it estimates covers over 92% of all new mothers in the United Kingdom, which the Company has recently begun to market. The Company believes that by using its experience in marketing valuable database assets it will be able to profitably commercialize the new family database. While the Company has granted category exclusivity to certain users of its database, the database can be used to market other products to new mothers. For example, the Company believes that its existing clients in the automotive and financial services industries could benefit from access to the database. The Company's database management unit in the United Kingdom which consists of approximately 100 employees, builds and runs customer information systems, databases and direct marketing systems for the Company's clients on dedicated computer hardware housed in its facilities. These databases have been used to support the Company's U.K. marketing efforts and to deliver direct mail pieces to targeted markets.

EMPLOYEES

  As of March 31, 1998, the Company used the services of approximately 7,000 full-time employees. The Company believes its relations with its employees are satisfactory.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company. Each of the directors serves for a term of one year and has served on the Company's Board since 1996.

       NAME              AGE(1)                            POSITION
       ----              ------                            --------
Daniel M. Snyder........   33   Chairman of the Board of Directors and Chief Executive Officer
Michele D. Snyder.......   35   Vice Chairman, President, Chief Operating Officer and Director
A. Clayton Perfall......   39   Chief Financial Officer and Director
Mortimer B. Zuckerman...   60   Director
Fred Drasner............   54   Director
Philip Guarascio........   56   Director
Mark E. Jennings........   35   Director

--------
(1) At March 31, 1998.

  Daniel M. Snyder, Chairman of the Board and a founder of the Company, has served as Chief Executive Officer of the Company and its predecessors since the Company was founded in 1987.

  Michele D. Snyder, a founder of the Company, has been with the Company since its inception, and currently serves as the Vice Chairman, President, Chief Operating Officer and a director of the Company. Ms. Snyder is Mr. Snyder's sister.

  A. Clayton Perfall has served as Chief Financial Officer and a director of the Company since September 1996. Prior to joining the Company, Mr. Perfall spent 15 years with Arthur Andersen LLP. During his tenure as a partner with Arthur Andersen LLP, Mr. Perfall had a wide range of responsibilities within the Washington, D.C., Baltimore, Maryland and Richmond, Virginia marketplaces, including responsibility for the firm's Structured Finance and Financial Products tax practice and responsibility for its Business Valuation Services Group. Mr. Perfall was a key participant in the development of business strategies, the hiring of professional staff and the development and marketing of services.

  Mortimer B. Zuckerman, a director of the Company, has been the Chairman of Boston Properties, Inc., a national real estate development and management company, since 1970. He has been the Chairman of U.S. News and World Report, L.P. and Editor-in-Chief of U.S. News & World Report since 1985, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, Chairman of The Atlantic Monthly Company since 1980 and Chairman of the Board of Directors of Applied Graphics Technologies, Inc. since April 1996.

  Fred Drasner, a director of the Company, has been the Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, the President of U.S. News and World Report, L.P. from 1985 to February 1997 and Chief Executive Officer of U.S. News and World Report, L.P. since 1985, the Chairman and Chief Executive Officer of Applied Graphics Technologies, Inc. since April 1996, the Chief Executive Officer of Applied Printing Technologies, L.P. since 1986 and the Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company since 1986.

  Philip Guarascio, a director of the Company, has been a Vice President of General Motors Corporation since July 1994, where he is primarily responsible for worldwide advertising resource management, managing consolidated media placement efforts and working with General Motors' North American Operations vehicle divisions to increase marketing effectiveness and efficiency. Mr. Guarascio also manages corporate image advertising activities and oversees GM Credit Card operations. Prior to his current position, from July 1992 to July 1994, Mr. Guarascio served as General Manager of Marketing and Advertising for General Motors' North

American Operations. Mr. Guarascio joined General Motors in 1985 after 21 years with the New York advertising agency D'Arcy, Masius, Benton & Bowles (formerly, Benton & Bowles, Inc.). Mr. Guarascio is Chairman Emeritus of the Advertising Council and serves on the Executive Committee of that organization. He also serves on the boards of the Association of National Advertisers, the Women's Sports Foundation and the Ellis Island Restoration Commission.

  Mark E. Jennings, a director of the Company, has been a Managing Partner of Generation Partners L.P. since August 1995. Generation Partners L.P. is the managing general partner of Generation Capital Partners L.P., a $165 million investment partnership. Prior to August 1995, he was a Partner of Centre Partners L.P., an investment affiliate of Lazard Freres & Co., where he had been employed since 1987. From 1986 to 1987, Mr. Jennings was employed at Goldman, Sachs & Co. in its Corporate Finance Department. Mr. Jennings also serves on the board of directors of Scientific Games, Inc.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding the beneficial ownership of shares of Common Stock as of May 15, 1998 (except as otherwise noted), and as adjusted to reflect the sale of the shares of Common Stock in the Offerings, by (a) all persons who beneficially own 5% or more of the outstanding stock, (b) each of the Company's directors,
(c) each of the Company's executive officers and (d) all directors and executive officers as a group. If the over-allotment options are exercised, it is currently expected that Daniel M. Snyder and Michele D. Snyder will participate as Over-Allotment Selling Stockholders.

                                     SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                      OWNED PRIOR TO THE      OWNED AFTER THE
                                         OFFERINGS(1)           OFFERINGS(1)
                                     ----------------------------------------------
     NAME OF BENEFICIAL OWNER          NUMBER     PERCENT     NUMBER     PERCENT
     ------------------------        ------------ ---------------------- ----------
Daniel M. Snyder(2)................     9,604,624    15.7%     9,141,148    14.7%
Michele D. Snyder(3)...............     3,341,972     5.4      3,202,748     5.2
Mortimer B. Zuckerman and MBZ Trust
 of 1996(4)........................     4,860,236     7.9      4,860,236     7.8
Fred Drasner(5)....................     2,350,606     3.8      2,350,606     3.8
Philip Guarascio(6)................         6,250       *          6,250       *
Mark E. Jennings(7)................        10,850       *         10,850       *
A. Clayton Perfall(8)..............       200,000       *        200,000       *
Ark Asset Management Co., Inc.(9)..     3,075,000     5.0      3,075,000     5.0
All directors and executive offi-
 cers as a group
 (7 persons)(10)...................    20,374,538    33.2     19,771,838    31.9

--------
 *  Less than 1%.
 (1) Based upon 61,342,794 shares of Common Stock outstanding before the Offerings and 61,993,696 shares outstanding after the Offerings. As required under the rules of the Securities and Exchange Commission, beneficial ownership of Common Stock includes any shares as to which a person has the sole or shared voting power or investment power and also any shares that a person has the right to acquire within 60 days of the date set forth above through the exercise of any stock option or other right ("currently exercisable options"). Unless otherwise indicated, each named owner has sole voting power and sole investment power over the shares set forth.
 (2) Includes 2,475,000 shares held by D.M.S. Endowment, LLC ("Endowment"), a limited liability company of which Daniel M. Snyder and Michele D. Snyder are the members. All of the 3,675,000 shares of Common Stock held by Endowment, including the 2,475,000 shares beneficially owned by Mr. Snyder, are subject to a forward purchase contract (the "Endowment Contract") entered into by Endowment with the Snyder STRYPES Trust, a Delaware business trust (the "Trust"). Pursuant to the Endowment Contract, on November 15, 2000 (the "Exchange Date"), Endowment shall be obligated to deliver to the Trust certain shares of Common Stock owned by Endowment and subject to the Endowment Contract. To the extent that the value of the Common Stock appreciates between the date of the Endowment Contract and the Exchange Date, the sale requirement is reduced pursuant to a formula contained in the Endowment Contract. Prior to the Exchange Date, Endowment retains voting and dividend rights with respect to the shares that are the subject of the Endowment Contract. Pursuant to Endowment's limited liability company operating agreement (the "Endowment Operating Agreement"), Mr. Snyder retains voting and investment control over the 2,475,000 shares of Common Stock contributed by him to Endowment. Pursuant to the Endowment Contract, Endowment may deliver up to 3,675,000 shares of Common Stock. Endowment's obligation to deliver shares of Common Stock under the Endowment Contract may be settled in cash, at Endowment's option, in whole or in part, by delivering to the Trust on the business day immediately preceding the Exchange Date for distribution to the holders of the securities issued by the Trust (the "STRYPES") on the Exchange Date, in lieu of the number of shares of Common Stock otherwise deliverable in respect of which an election to exercise the cash settlement option is made, cash in an amount equal to the value of such shares at the price as determined by the formula in the Endowment Contract. The address of Mr. Snyder and Endowment is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.

 (3) Includes 1,200,000 shares held by Endowment. All of the 3,675,000 shares of Common Stock held by Endowment, including the 1,200,000 shares beneficially owned by Ms. Snyder, are subject to the Endowment Contract. Pursuant to the Endowment Contract, on the Exchange Date, Endowment shall be obligated to deliver to the Trust certain shares of Common Stock owned by Endowment and subject to the Endowment Contract. To the extent that the value of the Common Stock appreciates between the date of the Endowment Contract and the Exchange Date, the sale requirement is reduced pursuant to a formula contained in the Endowment Contract. Prior to the Exchange Date, Endowment retains voting and dividend rights with respect to the shares that are the subject of the Endowment Contract. Pursuant to the Endowment Operating Agreement, Ms. Snyder retains voting and investment control over the 1,200,000 shares of Common Stock contributed by her to Endowment. Pursuant to the Endowment Contract, Endowment may deliver up to 3,675,000 shares of Common Stock. Endowment's obligation to deliver shares of Common Stock under the Endowment Contract may be settled in cash, at Endowment's option, in whole or in part, by delivering to the Trust on the business day immediately preceding the Exchange Date for distribution to the holders of the STRYPES on the Exchange Date, in lieu of the number of shares of Common Stock other deliverable in respect of which an election to exercise the cash settlement option is made, cash in an amount equal to the value of such shares at the price as determined by the formula in the Endowment Contract. Ms. Snyder's address is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.
 (4) Consists of shares held by USN College Marketing, L.P. ("College Marketing") (a limited partnership in which USN College Marketing, Inc. ("USN Inc.") is the general partner and Fred Drasner is the sole limited partner) and attributable to USN Inc.'s general partnership interest in College Marketing. USN Inc. is owned one third by Mortimer B. Zuckerman and two thirds by the MBZ Trust of 1996, for which an outside person acts as the Trustee. Mr. Zuckerman is the sole director of USN Inc. Does not include 1,225,303 shares held by College Marketing that are beneficially owned by Mr. Drasner. See Note 5. Mr. Zuckerman's address is 599 Lexington Avenue, Suite 1300, New York, New York 10022. The address of MBZ Trust of 1996 is c/o Boston Properties, 8 Arlington Street, Boston, Massachusetts 02116.
 (5) Consists of (i) 325,303 shares owned by Mr. Drasner in his individual capacity and over which he exercises sole voting and investment discretion, (ii) 1,225,303 shares beneficially owned by Mr. Drasner as limited partner in College Marketing and (iii) 800,000 shares beneficially owned by Mr. Drasner as a result of his ownership of F.D. Sutton, LLC ("Sutton") a limited liability company of which Mr. Drasner is the sole member. Of the shares of Common Stock beneficially owned by Mr. Drasner, 300,000 of the shares of Common Stock held by College Marketing and all 800,000 shares of Common Stock held by Sutton are subject to forward purchase contracts (the "Drasner Contracts") entered into by College Marketing and Sutton with the Trust. Pursuant to the Drasner Contracts, on the Exchange Date, College Marketing and Sutton shall be obligated to deliver to the Trust certain shares of Common Stock beneficially owned by Mr. Drasner through College Marketing and Sutton and subject to the Drasner Contracts. To the extent that the value of the Common Stock appreciates between the date of the Drasner Contracts and the Exchange Date, the sale requirement is reduced pursuant to a formula contained in the Drasner Contracts. Prior to the Exchange Date, College Marketing and Sutton retain voting and dividend rights with respect to the shares that are subject to the Drasner Contracts. Pursuant to the Drasner Contracts, College Marketing and Sutton may deliver up to a total of 1,100,000 shares of Common Stock. College Marketing's and Sutton's obligations to deliver shares of Common Stock under the Drasner Contracts may be settled in cash, at the option of those respective entities, in whole or in part, by delivering to the Trust on the business day immediately preceding the Exchange Date for distribution to the holder of the STRYPES on the Exchange Date, in lieu of the number of shares of Common Stock otherwise deliverable in respect of which an election to exercise the cash settlement option is made, in an amount equal to the value of such share at the price as determined by the formula in the Drasner Contracts.
 (6) Consists of shares of Common Stock issuable upon exercise of currently exercisable options.
 (7) Includes 6,250 shares of Common Stock issuable upon exercise of currently exercisable options.
 (8) Consists of shares of Common Stock issuable upon exercise of currently exercisable options.

 (9) Ownership is as reported on Schedule 13G of Ark Asset Management Co., Inc. and is as of December 31, 1997. Ark's address is One New York Plaza, 29th Floor, New York, New York 10004.
(10) Includes 212,500 shares of Common Stock issuable upon exercise of currently exercisable options. In calculating the percent of class, it was assumed that each person in the group exercised all of his currently exercisable options, but that no other individuals or entities exercised theirs.

                             SELLING STOCKHOLDERS

  The following tables set forth certain information regarding the beneficial ownership of shares of Common Stock as of May 15, 1998, and as adjusted to reflect the sale of the shares of Common Stock in the Offerings, by the Selling Stockholders. The first table shows the number of shares beneficially owned and offered hereby by the Selling Stockholders who are former shareholders of acquired companies as a group, by the Selling Stockholders who are officers and directors of the Company as a group and by all of the Selling Stockholders as a group. The second table sets forth this information in detail for each of the Selling Stockholders and for all of the Selling Stockholders as a group. Unless otherwise indicated in the second table each of the Selling Stockholders is a former shareholder or optionholder of an acquired company. If the over-allotment options are exercised, it is currently expected that Daniel M. Snyder and Michele D. Snyder will participate as Over-Allotment Selling Stockholders. Pursuant to the U.S. Purchase Agreement and the International Purchase Agreement, the Company and the Over-Allotment Selling Stockholders have granted to the Underwriters options to purchase an aggregate of up to 1,162,500 shares of Common Stock, with 420,000 of such shares allocated to the Company and the remainder allocated between Daniel M. Snyder and Michele D. Snyder in proportion to the number of shares of Common Stock each beneficially owns prior to the Offerings.

                           NUMBER OF SHARES                    NUMBER OF SHARES
                          BENEFICIALLY OWNED                  BENEFICIALLY OWNED PERCENT OWNED
      CATEGORY OF            PRIOR TO THE    NUMBER OF SHARES     AFTER THE        AFTER THE
    BENEFICIAL OWNER          OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS (1)
    ----------------      ------------------ ---------------- ------------------ -------------
Former Acquisition
 Stockholders...........      11,453,085        6,568,006          4,885,079          7.9%
Officers and Directors..      12,946,596          602,700         12,343,896         19.9
                              ----------        ---------         ----------         ----
  TOTAL.................      24,399,681        7,170,706         17,228,975         27.8%
                              ==========        =========         ==========         ====

--------
 * Less than 1%.
(1) Based upon 61,993,696 shares of Common Stock outstanding after the Offerings. As required under the rules of the Securities and Exchange Commission, beneficial ownership of Common Stock includes any shares as to which a person has the sole or shared voting power or investment power and also any shares that a person has the right to acquire within 60 days of the date set forth above through the exercise of any stock option or other right.

                           NUMBER OF SHARES                    NUMBER OF SHARES
                          BENEFICIALLY OWNED                  BENEFICIALLY OWNED PERCENT OWNED
 NAME AND RELATIONSHIP       PRIOR TO THE    NUMBER OF SHARES     AFTER THE        AFTER THE
  OF BENEFICIAL OWNER         OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS (1)
 ---------------------    ------------------ ---------------- ------------------ -------------
FORMER ACQUISITION
 STOCKHOLDERS
------------------
Adam & Company
 International Trustees
 Limited................        127,214           89,049            38,165              *
Karen Allan.............            892              446               446              *
Barbara Anrod...........          8,785            4,392             4,393              *
Jerrold Appelbaum.......          3,820            1,910             1,910              *
P. Attaway..............         15,260           15,260                 0              0
Neil Bayer..............            764              382               382              *
M. Beeching.............            916              916                 0              0
Beta Investments, Inc...        210,582          153,303            57,279              *
Alan Taylor Bigg........         90,590           70,000            20,590              *
Mrs. C.B. Taylor Bigg...          7,630            3,500             4,130              *
P. Blackburn............            916              916                 0              0
Robert Blau.............          3,820            1,910             1,910              *
Peter Blau..............         58,777           29,388            29,389              *
R. Booth................          1,526            1,526                 0              0
Peter Borrell...........            764              382               382              *
Royston Gary Goodwell
 Boss...................         39,676           29,676            10,000              *
R. Bracewell............          1,831            1,831                 0              0
Alvin I. Brandeis.......          2,420            1,210             1,210              *
David Braun.............          1,910              955               955              *
Judith Brewster.........            764              382               382              *
Richard Britton.........        107,830           65,954            41,876              *
C. Bromiley.............          1,831              831             1,000              *
J. Brown................            458              458                 0              0
Robert Brown............        659,399          280,244           379,155              *
Peter Campbell..........            254              127               127              *
Lydell A. Capritta......          1,910              955               955              *
Victoria Azarian-
 Cennamo................            510              255               255              *
P. Chandler.............            305              150               155              *
Robert Cipriani.........         20,139           12,318             7,821              *
A. Claxton..............            763              763                 0              0
John Costa..............            131               65                66              *
Stephen Cottrell........          8,774            6,300             2,474              *
M. Crooks...............            763              463               300              *
D. Crosbee..............            916              916                 0              0
K. Cullum...............            916              916                 0              0
S. Dally................            458              458                 0              0
C. Davidson.............          6,104            6,104                 0              0
Lynda E. Deilus.........            382              191               191              *
Linda F. Doyle..........            764              382               382              *
Dennis M. Eastham.......        101,488           50,744            50,744              *
Richard B. Emerson......        127,315           77,873            49,442              *
Joanne Epstein..........          1,146              573               573              *
Edward Eskandarian......      1,596,299          976,376           619,923              *
Jennifer Fassman........            573              286               287              *
Richard Feldman.........          5,602            2,801             2,801              *
Walter M. Fiederowicz...         17,826            8,913             8,913              *
Walter M. Fiederowicz,
 Trustee................        710,297          301,459           408,838              *

                                                                   NUMBER OF SHARES
                             NUMBER OF SHARES                     BENEFICIALLY OWNED PERCENT OWNED
 NAME AND RELATIONSHIP      BENEFICIALLY OWNED   NUMBER OF SHARES     AFTER THE        AFTER THE
  OF BENEFICIAL OWNER     PRIOR TO THE OFFERINGS  BEING OFFERED       OFFERINGS      OFFERINGS (1)
 ---------------------    ---------------------- ---------------- ------------------ -------------
N. Finan................             916                 250               666              *
S. Findlay..............           3,052               1,526             1,526              *
David P. Finkel.........          39,218              19,609            19,609              *
Ian Joseph Fogg.........         570,789             342,473           228,316              *
D. Foster...............           2,289                 450             1,839              *
J. Fox..................           3,052               3,052                 0              0
Jill K. Franzon.........             764                 382               382              *
Ronald Friedman.........          19,997               9,998             9,999              *
William B. Fuentes......             254                 127               127              *
C. Gater Settlement.....          15,260              15,260                 0              0
Christopher John Gater..         137,340              67,340            70,000              *
Mrs. D. Gater...........          30,520              30,520                 0              0
C. Glaisyer.............             916                 916                 0              0
D. Greenman.............             916                 916                 0              0
Peter Hanley............          11,905               7,282             4,623              *
Mrs. C.P. Hansel........           7,630               7,630                 0              0
John Madoc Hansel.......          47,306              10,682            36,624              *
James Hartman...........           5,850               4,209             1,641              *
James R. Haughton.......          21,902              10,951            10,951              *
Roger Hines.............             586                 293               293              *
Gerald D. Hogan.........           1,528                 764               764              *
M. Horne................           1,526               1,526                 0              0
Amy Hunt................          23,143              14,155             8,988              *
J. Hyde.................             763                 763                 0              0
A. Irons................             458                 458                 0              0
Jacqueline Jackson......             128                  64                64              *
Jeffrey G. Jarrett......          27,122              13,561            13,561              *
Jack Jefferson..........             128                  64                64              *
Steven Jenkins..........          66,815              25,000            41,815              *
I. Johnston.............             916                 916                 0              0
Fred Kaseff.............          48,743              24,371            24,372              *
Charles F. Keifer, III..         221,621             135,554            86,067              *
Francis J. Kelly, III...          39,638              24,245            15,393              *
Steven Kernan...........          23,398              17,034             6,364              *
Barry Kessel............           1,274                 637               637              *
T. Kibble...............             610                 610                 0              0
Rosemary Kienlen........             382                 191               191              *
B. King.................           1,526               1,526                 0              0
Paul Jonathan Ayle
 Kitcatt................          16,786              16,786                 0              0
David S. Klang..........           8,022               4,011             4,011              *
Malcolm Langman.........         659,399             299,699           359,700              *
Ojars Lasmanis..........           2,907               1,453             1,454              *
Ron Lawner..............          94,815              57,994            36,821              *
Thomas E. Lawson........         144,871              88,610            56,261              *
Hazel Lazarus...........             764                 382               382              *
Laura L. Lesko..........             306                 153               153              *
Nicole Leturc...........         322,720             161,360           161,360              *
Christian Leturc........         232,822             116,411           116,411              *
Christian Levistre......         576,078             250,000           326,078              *
Charles F. Lloyd, III...             128                  64                64              *

                           NUMBER OF SHARES                    NUMBER OF SHARES
                          BENEFICIALLY OWNED                  BENEFICIALLY OWNED PERCENT OWNED
 NAME AND RELATIONSHIP       PRIOR TO THE    NUMBER OF SHARES     AFTER THE        AFTER THE
  OF BENEFICIAL OWNER         OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS (1)
 ---------------------    ------------------ ---------------- ------------------ -------------
Karen Lundy.............           764               382               382              *
Rosemary M. Lyon........         7,208             3,208             4,000              *
S. Martin...............         3,052               552             2,500              *
David Mason.............        14,624            10,000             4,624              *
Susan J. McLaughlin.....         3,947             1,973             1,974              *
Nancy Mehlman...........           128                64                64              *
Anthony M.G. Melillo....       120,728            48,952            71,776              *
George R. Melillo,
 Jr. ...................       120,729            48,952            71,777              *
George R. Melillo, Sr...       451,266           182,977           268,289              *
Joseph Melillo..........       120,728            48,953            71,775              *
Laura Melillo...........       120,729            48,952            71,777              *
Michael Melillo.........       120,728            48,953            71,775              *
Peter Metz..............         1,591               795               796              *
John W. Miller..........        14,262             7,131             7,131              *
Dan Minnick.............           128                64                64              *
Mario Moschitta.........       117,212            47,527            69,685              *
David Motta.............         5,093             2,546             2,547              *
NatWest Ventures
 Investments Limited....       409,773           409,773                 0              0
Charles M. Needle.......           382               191               191              *
Christopher Nemec.......           573               286               287              *
Owen Nieberg............         5,093             2,546             2,547              *
H. Olsen................         1,831             1,000               831              *
Jay Orenstein...........         3,310             1,655             1,655              *
Joseph Page.............         6,366             3,183             3,183              *
J. Parsons..............         6,104             6,104                 0              0
K. Pembroke.............           610               610                 0              0
P. Pembroke.............           305               200               105              *
D. Plotkin..............           458               458                 0              0
Patricia A. Pocograno...           764               382               382              *
William Pollock.........        90,291            55,000            35,291              *
S. Priestnall...........         1,831             1,831                 0              0
Peter J. Raimondi,
 Trustee................       112,534            68,831            43,703              *
Susan M. Reeves.........         2,292             1,146             1,146              *
Lawrence H. Reilly......           789               267               522              *
James Riess.............           445               222               223              *
I. Robb.................         3,052             3,052                 0              0
Michael Robinson........         5,850             4,259             1,591              *
Jason C. Rogers.........           128                64                64              *
Victor M. Rosenzweig....           764               382               382              *
Lynn A. Rotando.........       138,616            84,784            53,832              *
Rothschild Trust Guern-
 sey Limited,
 Trustee................       805,612           563,928           241,684              *
Kenneth Schlesinger.....           382               191               191              *
Thomas J. Scott.........         9,296             4,648             4,648              *
A. Shrimpton............           916               616               300              *
Barbara Stewart Sibley..           128                64                64              *
Barry Sideroff..........           636               315               321              *
Sigma Rx Corp. .........       210,582           153,303            57,279              *
J. Snedden..............           916               916                 0              0

                          NUMBER OF SHARES                    NUMBER OF SHARES
                         BENEFICIALLY OWNED                  BENEFICIALLY OWNED PERCENT OWNED
 NAME AND RELATIONSHIP      PRIOR TO THE    NUMBER OF SHARES     AFTER THE        AFTER THE
  OF BENEFICIAL OWNER        OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS (1)
 ---------------------   ------------------ ---------------- ------------------ -------------
Societe Civile LMRN.....        264,612          132,306            132,306            *
Societe Civile MCRL.....        175,311           87,655             87,656            *
Susan C. Sovinski.......            128               64                 64            *
Ira B. Stechel..........            764              382                382            *
John Steinert...........            254              127                127            *
A. Styler...............          6,104            5,494                610            *
Charles F. Tarzian......          7,640            2,500              5,140            *
Joseph Teixeira.........        112,674           68,916             43,758            *
D. Thomas...............            305              305                  0            0
A. Thornton.............            610              610                  0            0
H. Vass.................          1,526              300              1,226            *
Gregory T. Verdino......            764              382                382            *
Margaret A. Wagner......            128               64                 64            *
Paul M. Walczyk.........            892              446                446            *
P. Ward.................          3,052            3,052                  0            0
Gilbert K. Watkins......            382              191                191            *
Lysle Wickersham........         27,771           16,986             10,785            *
Robert T. Wilke.........         48,794           24,397             24,397            *
A. Wright...............         24,416           24,416                  0            0
Brenda Joyce Wynn.......         96,820           86,000             10,820            *
John Gordon Wynn........         15,260           15,260                  0            0
3i Group plc............        229,528          229,528                  0            0
OFFICERS AND DIRECTORS
----------------------
Daniel M. Snyder (2)....      9,604,624          463,476          9,141,148         14.7%
Michele D. Snyder (3)...      3,341,972          139,224          3,202,748          5.2%
                             ----------        ---------         ----------         ----
  Total.................     24,399,681        7,170,706         17,228,975         27.8%
                             ==========        =========         ==========         ====

--------
 * Less than 1%.
(1) Based upon 61,993,696 shares of Common Stock outstanding after the Offerings. As required under the rules of the Securities and Exchange Commission, beneficial ownership of Common Stock includes any shares as to which a person has the sole or shared voting power or investment power and also any shares that a person has the right to acquire within 60 days of the date set forth above through the exercise of any stock option or other right.
(2) Chairman and Chief Executive Officer of the Company.
(3) Vice Chairman, President and Chief Operating Officer of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

  Upon completion of the Offerings, there will be 61,993,696 outstanding shares of Common Stock. Of the outstanding shares, all of the 7,750,000 shares sold in the Offerings (8,912,500 shares if the Underwriters' over-allotment options are exercised in full), as well as the 8,970,000 shares issued in the Company's initial public offering in September 1996, the 5,032,322 shares issued to the former stockholders of American List in July 1997, the 8,776,334 shares sold in the Company's public offering in September 1997 (the "September 1997 Offering"), 105,000 shares registered in January 1998 pursuant to a shelf registration statement, 73,831 shares issued upon exercise of options pursuant to the American List Stock Option Plan and 1,757,574 shares issued upon exercise of options pursuant to the Company's 1996 Stock Incentive Plan and not being offered hereby, will be eligible for sale in the public market without restriction under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act) will be subject to the resale limitations of Rule
144. The remaining 29,528,635 issued and outstanding shares of Common Stock were issued by the Company in reliance on an exemption from the registration provisions of the Securities Act. These shares of Common Stock are "restricted securities" within the meaning of Rule 144 and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exception from such registration requirement.

  The Company, certain stockholders and the Company's directors and executive officers have agreed, subject to certain exceptions for pledges and, in the case of the Company, the grant and exercise of employee stock options and the issuance of shares in connection with acquisitions as long as all executive officers, directors and other affiliates of the entity being acquired have agreed in writing to the restrictions set forth below, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options or a registration statement on Form S-4 to register shares issuable in connection with an acquisition), for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

  In September 1997, Endowment, Sutton, College Marketing and another stockholder entered into a forward purchase contract with the Trust. Pursuant to the Contract each such stockholder will be obligated to deliver to the Trust certain shares of Common Stock owned by such stockholder, or cash with the value thereof, three years from the date of the Contract. To the extent that the value of the Common Stock appreciates between the date of the Contract and the sale date, the sale requirement is reduced pursuant to a formula contained in the Contract. Prior to any such sales, the stockholders will retain voting and dividend rights with respect to the shares that are the subject of the Contract. Pursuant to the Contract, Endowment may deliver up to 3,675,000 shares of Common Stock, Sutton may deliver up to 800,000 shares, College Marketing may deliver up to 300,000 shares and the other stockholder may deliver up to 400,000 shares.

REGISTRATION RIGHTS AND RESTRICTED SECURITIES

  Following the Offerings, non-affiliate holders of 745,453 shares of Common Stock will continue to hold piggyback registration rights with respect to those shares. Additionally, the holders of 249,272 shares of this Common Stock may exercise one demand registration right. In connection with a recent acquisition by the Company, Merrill Lynch and Goldman, Sachs & Co. acquired 199,002 shares of Common Stock and were granted certain registration rights. The Company is required to file a shelf registration statement on Form S-3 with respect to such shares not later than 90 days after the date of this Prospectus.

  In general, Rule 144 provides that any person (or persons whose shares are aggregated) to whom the Rule is applicable, including an affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (i) 1% of then outstanding shares of the Common Stock (approximately 619,937 shares after giving effect to the Offerings) and (ii) the reported average weekly trading volume of then outstanding shares of Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a two-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Certain non-affiliate holders who currently hold an aggregate of 11,453,085 shares, including options, received in connection with acquisitions expect to sell 6,568,006 shares in the Offerings. The remainder of such shares are restricted securities and are eligible to be sold pursuant to the restrictions of Rule 144 upon the expiration of the one-year holding period. After giving effect to the sales of shares of Common Stock in the Offerings, 348,212 shares of Common Stock will become eligible for sale pursuant to Rule 144 in the quarter ending June 30, 1998, 1,612,178 shares will become eligible for sale in the quarter ending September 30, 1998, 1,753,964 shares will become eligible for sale in the quarter ending December 31, 1998, and 4,374,233 shares will become eligible for sale in the quarter ending March 31, 1999.

  Upon completion of the Offerings (assuming no exercise of the over-allotment option), Daniel M. Snyder will beneficially own 9,141,148 shares, Michele D. Snyder will beneficially own 3,202,748 shares, Mortimer B. Zuckerman and the MBZ Trust of 1996 will beneficially own 4,860,236 shares collectively, and Fred Drasner will beneficially own 2,350,606 shares, for an aggregate of 19,554,738 restricted shares of Common Stock that will be beneficially owned by affiliates of Snyder (the "Affiliates"). All of these shares are "restricted securities" within the meaning of Rule 144. The holding period limitations of Rule 144 applicable to the restricted securities held by these Affiliates expired on September 24, 1997. All of these shares are currently and will remain subject to the volume limitations of Rule 144 until such shares are registered under the Securities Act. In addition, Mr. Snyder was granted certain "demand" and "piggyback" registration rights and Ms. Snyder, Mr. Zuckerman and the MBZ Trust of 1996 and Mr. Drasner were also granted certain piggyback registration rights (collectively, the "Snyder Registration Rights") in connection with the shares of Common Stock held by each of them (the "Registrable Shares"). The Snyder Registration Rights grant Mr. Snyder and his assignees the opportunity to register all or any portion of their Registrable Shares and grant all of the Affiliates the right to have their Registrable Shares registered in connection with any registration by the Company of shares of Common Stock or other securities substantially similar to the Common Stock. Mr. Snyder may exercise his demand registration rights no more than five times in total, and he elected to exercise his first demand in connection with the STRYPES offering in September 1997. The Affiliates have elected to register 602,700 of such shares in the Offerings and, additionally, such number of their beneficially owned shares in connection with the Offerings as may be necessary to provide for the exercise of the Underwriters' over-allotment options.

  Certain of the foregoing registration rights are subject to cut-back provisions in connection with underwritten offerings, the ability of the Company to defer any requested filings pursuant to the exercise of demand registration rights for periods up to 120 days and certain other customary conditions and limitations.

  In addition, the Company has registered under the Securities Act an aggregate of 6,100,000 shares of Common Stock reserved for issuance in connection with the Company's 1996 Stock Incentive Plan and an aggregate of 93,582 shares of Common Stock reserved for issuance under the American List Stock Option Plan. As of May 15, 1998, the Company has granted 8,491,663 options under the Company's 1996 Stock Incentive Plan, of which 620,738 options are vested and currently exercisable. There are also 1,249,417 options outstanding which were granted in connection with certain acquisitions, of which 482,485 are currently exercisable. The Offerings include 71,608 of such shares. The remainder of the shares issuable upon conversion of such options are either entitled to be registered for transfer by the Company or will be freely transferable upon issuance.

                 CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state or of the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) a partnership to the extent the interest therein is owned by any of the persons described in clauses (i), (ii), (iii), or (iv) above. This discussion is based on current law and is for general information only. This discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

EFFECTIVELY CONNECTED INCOME

  In general, if the income earned by a Non-U.S. Holder with respect to the Common Stock (i.e., dividends payable with respect to the stock or gains from the disposition of such stock) is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, such income will be subject U.S. federal income tax on a "net income" basis in the same manner as if the Non-U.S. Holder were a resident of the United States. If certain tax treaties apply, taxation on a net income basis applies only if the income is attributable to a U.S. permanent establishment of the Non-U.S. Holder. A Non-U.S. Holder who is taxable on a net income basis with respect to dividend income can avoid having U.S. tax withheld on the dividend payment by filing certain forms, including Internal Revenue Service Form 4224 or, after December 31, 1999, Internal Revenue Service Form W-8.

  In addition to the regular U.S. federal income tax on the Non-U.S. Holder's U.S. net income, a Non-U.S. Holder that is a corporation may be subject to the U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments.

  The remainder of this section discusses the U.S. federal income tax consequences of income earned with respect to the Common Stock held by a Non-U.S. Holder assuming that such income is not effectively connected with the conduct of a U.S. trade or business (or, where an applicable tax treaty so provides, not attributable to a U.S. permanent establishment).

DIVIDENDS NOT EFFECTIVELY CONNECTED

  In general, dividends paid on the Common Stock to a Non-U.S Holder, as determined under U.S. tax principles, will be subject to United States withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Effective January 1, 2000, the Treasury regulations will require Non-U.S. Holders to file Internal Revenue Service Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such form will contain the Non-U.S. Holder's name and address and a certification as to the Non-U.S. Holder's status as a resident of the treaty country. If, as the Company expects, the Common Stock remains publicly traded, i.e. traded on a United States national exchange or in the over-the-counter market, Non-U.S. Holders will not be required to obtain a U.S. Taxpayer Identification Number in order to file a Form W-8. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. Under Treasury regulations and under recently enacted legislation, a Non-U.S. Holder that is a fiscally transparent entity may not be entitled to the benefit of a lower rate of withholding provided by an otherwise applicable tax treaty.

SALE OF COMMON STOCK NOT EFFECTIVELY CONNECTED

  In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the Non-U.S. Holder is a nonresident alien individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition (subject to certain other conditions and limitations), (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes, or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market. Because the Company's Common Stock is listed on the NYSE, the Company believes that the Common Stock is "regularly traded" on an established market.

ESTATE TAX

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld with respect to each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  United States information reporting requirements and backup withholding tax will apply to certain payments to certain noncorporate Non-U.S. Holders. Information reporting will generally apply to payments of dividends on, and to proceeds from the sale or redemption of Common Stock by a payor within the United States to a holder of Common Stock who is not a corporation or an otherwise "exempt recipient," including a Non-U.S. Holder that provides an appropriate certification of foreign status. A payor within the United States will be required to withhold 31% of any dividends paid on the Common Stock or any payments of the proceeds from the sale or redemption of the Common Stock unless the recipient (i) is a corporation or otherwise establishes an exemption from the backup withholding rules or (ii) furnishes a correct U.S. Taxpayer Identification Number and otherwise complies with the backup withholding requirements.

  The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

  Recently issued Treasury regulations would modify certain of the rules discussed above with respect to payments on the Common Stock made after December 31, 1999. In particular, a payor within the United States, including the Company, will be required to withhold 31% of any payments of dividends on, or proceeds from the sale of Common Stock within the United States to a Non-U.S. Holder if such holder fails to provide an appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership (other than a partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations), the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may only rely on a certification provided by a Non-U.S. Holder if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is unreliable.

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and NationsBanc Montgomery Securities LLC are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders and the U.S. Underwriters, and concurrently with the sale of 1,550,000 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
          U.S. UNDERWRITER                                              SHARES
          ----------------                                             ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
   Goldman, Sachs & Co................................................
   Bear, Stearns & Co. Inc............................................
   NationsBanc Montgomery Securities LLC..............................
                                                                       ---------
        Total......................................................... 6,200,000
                                                                       =========

  The Company and the Selling Stockholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Goldman Sachs International, Bear, Stearns International Limited and NationsBanc Montgomery Securities LLC are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 6,200,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 1,550,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the term and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $   per share of Common Stock. The U.S. Underwriters may allow, and
such dealers may reallow, a discount not in excess of $   per share of Common
Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company and the Over-Allotment Selling Stockholders have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 930,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of

Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company and the Over-Allotment Selling Stockholders also have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 232,500 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S.
Underwriters.

  The Company, certain stockholders and the Company's directors and executive officers have agreed, subject to certain exceptions for pledges and, in the case of the Company, the grant and exercise of employee stock options and the issuance of shares in connection with acquisitions as long as all executive officers, directors and other affiliates of the entity being acquired have agreed in writing to the restrictions set forth below, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options or a registration statement on Form S-4 to register shares issuable in connection with an acquisition), for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect hereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of the Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Each of Merrill Lynch and NationsBanc Montgomery Securities LLC has from time to time provided investment banking advisory services to the Company, for which it has received customary compensation, and may continue to do so in the future. Each of Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. has from time to time provided investment banking advisory services to the Company, and may continue to do so in the future. In connection with a recent acquisition by the Company, Merrill Lynch and Bear, Stearns & Co. Inc. acquired shares of Common Stock and were granted certain registration rights, which shares were registered and sold in January 1998 pursuant to a shelf registration statement. In connection with another recent acquisition by the Company, Merrill Lynch and Goldman, Sachs & Co. acquired shares of Common Stock and were granted certain registration rights. See "Shares Eligible for Future Sale."

  Merrill Lynch Specialists Inc. ("MLSI"), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, a partnership including professional corporations, Washington, D.C. Debevoise & Plimpton, New York, New York, has acted as counsel for the Underwriters with respect to certain legal matters in connection with the Offerings.

                                    EXPERTS

  The historical consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and the related schedule included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that, with respect to the operations of Brann Holdings Limited and its subsidiaries and American List Corporation and its subsidiaries, their opinions are based on the reports of other independent public accountants, namely Price Waterhouse, Chartered Accountants and Registered Auditors and Grant Thornton LLP. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

  The consolidated financial statements of Brann Holdings Limited and its subsidiaries as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996, have been audited by Price Waterhouse, Chartered Accountants, as set forth in its report thereon included herein.

  The consolidated financial statements of American List Corporation and its subsidiaries as of February 28, 1997 and for each of the years in the two-year period then ended, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in its report thereon included herein.

                             AVAILABLE INFORMATION

  The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to U.S. private issuers with securities registered thereunder, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection at the Commission's regional offices located at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the NYSE and such reports, proxy statements, information statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Materials that the Company files electronically with the Commission are available at the Commission's website (http://www.sec.gov), which contains reports, proxy statements, information statements and other information regarding issuers that file electronically with the Commission.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Offerings. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Securities Act and the Exchange Act (File No. 1-12145) are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997, filed by the Company with the Commission on March 31, 1998; (ii) the Company's Current Report on Form 8-K dated November 25, 1997, filed by the Company with the Commission on January 21, 1998; (iii) the Company's Current Report on Form 8-K dated December 31, 1997, filed by the Company with the Commission on February 17, 1998; (iv) the Company's Current Report on Form 8-K dated February 28, 1998, filed by the Company with the Commission on March 30, 1998; (v) the Company's Current Report on Form 8-K dated March 25, 1998, filed by the Company with the Commission on April 3, 1998, as amended by the Company's Current Report on Form 8-K/A, filed by the Company with the Commission on May 15, 1998; (vi) the Company's Current Report on Form 8-K dated March 31, 1998, filed by the Company with the Commission on May 5, 1998; (vii) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1998, filed by the Company with the Commission on May 15, 1998; and (viii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on September 9, 1996, including any amendment or report filed for the purposes of updating such description.

  All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to: Snyder Communications, Inc., Two Democracy Center, 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817; Attention: Secretary, telephone number (301) 468-1010.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
SNYDER COMMUNICATIONS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheet as of December 31, 1997 and March 31,
 1998 (Unaudited).........................................................   F-2
Unaudited Condensed Consolidated Statement of Income for the three months
 ended March 31, 1997 and 1998 ...........................................   F-3
Unaudited Condensed Consolidated Statement of Cash Flows for the three
 months ended March 31, 1997 and 1998.....................................   F-4
Unaudited Condensed Consolidated Statement of Equity for the three months
 ended March 31, 1998.....................................................   F-5
Notes to Unaudited Condensed Consolidated Financial Statements............   F-6
Report of Independent Public Accountants..................................  F-10
Consolidated Balance Sheet as of December 31, 1996 and 1997...............  F-11
Consolidated Statement of Income, including unaudited pro forma data, for the years ended December 31, 1995, 1996 and 1997.........................  F-12
Consolidated Statement of Equity for the years ended December 31, 1995,
 1996 and 1997............................................................  F-13
Consolidated Statement of Cash Flows for the years ended December 31,
 1995, 1996 and 1997......................................................  F-14
Notes to Consolidated Financial Statements................................  F-15
BRANN HOLDINGS LIMITED
Report of Independent Accountants.........................................  F-39
AMERICAN LIST CORPORATION
Report of Independent Certified Public Accountants........................  F-40

                          SNYDER COMMUNICATIONS, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                                          DECEMBER 31, MARCH 31,
                                                              1997       1998
                                                          ------------ ---------
                                                              (IN THOUSANDS)
                         ASSETS
Current assets:
  Cash and equivalents..................................    $ 81,915   $ 62,517
  Marketable securities.................................       2,127      2,042
  Accounts receivable, net of allowance for doubtful
   accounts of $6,769 and $7,398 at December 31, 1997
   and March 31, 1998, respectively.....................     157,743    198,901
  Unbilled services.....................................      19,365     12,974
  Other current assets..................................      30,259     22,448
                                                            --------   --------
    Total current assets................................     291,409    298,882
                                                            --------   --------
Property and equipment, net.............................      42,202     50,738
Goodwill and other intangible assets, net...............      68,943    118,014
Deferred tax asset......................................         --      49,944
Deposits and other assets...............................       8,148      7,101
                                                            --------   --------
    Total assets........................................    $410,702   $524,679
                                                            ========   ========
                 LIABILITIES AND EQUITY
Current liabilities:
  Lines of credit.......................................    $  7,427   $  2,523
  Current maturities of long-term debt..................       2,086      3,527
  Accrued payroll.......................................      17,163     24,761
  Accounts payable......................................      97,404    119,763
  Accrued expenses......................................      85,511     88,923
  Client advances.......................................      12,045      5,528
  Unearned revenue......................................      21,770     18,352
                                                            --------   --------
    Total current liabilities...........................     243,406    263,377
                                                            --------   --------
Related party borrowings, net of current maturities.....       4,753      3,743
Long-term obligations under capital leases..............       1,751      1,791
Long-term debt, net of current maturities...............       3,935      3,876
Other liabilities.......................................       6,997      3,155
Commitments and contingencies
Redeemable ESOP stock, 147 shares outstanding as of
 December 31, 1997 and
 March 31, 1998, respectively...........................       5,278      6,891
Equity:
Preferred stock, $.001 par value per share, 5,000 shares
 authorized, none issued and outstanding at December 31,
 1997 and March 31, 1998, respectively..................         --         --
Common stock, $.001 par value per share, 120,000 shares
 authorized, 60,470 and 62,266 shares issued and
 outstanding at December 31, 1997 and March 31, 1998,
 respectively...........................................          60         62
Additional paid-in capital..............................     152,086    266,293
Treasury stock, at cost, 1,059 and 1,096 shares at
 December 31, 1997 and March 31, 1998, respectively.....      (5,473)    (7,575)
Accumulated other comprehensive income..................         477      1,275
Retained deficit........................................      (2,568)   (18,209)
                                                            --------   --------
    Total equity........................................     144,582    241,846
                                                            --------   --------
    Total liabilities and equity........................    $410,702   $524,679
                                                            ========   ========

   The accompanying notes are an integral part of this condensed consolidated balance sheet.

                          SNYDER COMMUNICATIONS, INC.

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                                        FOR THE THREE MONTHS
                                                           ENDED MARCH 31,
                                                        ----------------------
                                                           1997        1998
                                                        ----------  ----------
                                                        (IN THOUSANDS EXCEPT
                                                           PER SHARE DATA)
Revenues............................................... $  118,583  $  146,853
Operating expenses:
  Cost of services.....................................     82,906      97,493
  Selling, general, and administrative expenses........     24,285      29,369
  Compensation to stockholders.........................      1,427         --
  ESOP expense.........................................      1,245         --
  Acquisition and related costs........................     16,181      33,953
                                                        ----------  ----------
Loss from operations...................................     (7,461)    (13,962)
Interest income (expense), net.........................       (249)        738
                                                        ----------  ----------
Loss from continuing operations before income taxes....     (7,710)    (13,224)
Income tax (provision) benefit.........................     (2,288)      2,346
                                                        ----------  ----------
Loss from continuing operations........................     (9,998)    (10,878)
Loss from discontinued operations......................       (558)        --
                                                        ----------  ----------
  Net loss............................................. $  (10,556) $  (10,878)
                                                        ==========  ==========
Historical net loss per share:
 Basic net loss per share
  Loss from continuing operations...................... $    (0.18) $    (0.18)
                                                        ==========  ==========
  Net loss............................................. $    (0.19) $    (0.18)
                                                        ==========  ==========
 Diluted net loss per share
  Loss from continuing operations...................... $    (0.18) $    (0.18)
                                                        ==========  ==========
  Net loss............................................. $    (0.19) $    (0.18)
                                                        ==========  ==========
Pro forma net loss per share (Note 4):
 Basic net loss per share
  Loss from continuing operations...................... $    (0.19) $    (0.21)
                                                        ==========  ==========
  Net loss............................................. $    (0.20) $    (0.21)
                                                        ==========  ==========
Diluted net loss per share
  Loss from continuing operations...................... $    (0.19) $    (0.21)
                                                        ==========  ==========
  Net loss............................................. $    (0.20) $    (0.21)
                                                        ==========  ==========

   The accompanying notes are an integral part of this condensed consolidated financial statement.

                          SNYDER COMMUNICATIONS, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                                                FOR THE
                                                             THREE MONTHS
                                                            ENDED MARCH 31,
                                                           ------------------
                                                             1997      1998
                                                           --------  --------
                                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.................................................. $(10,556) $(10,878)
Adjustments to reconcile net loss to net cash provided by
 operating activities:
 Depreciation and amortization............................    3,008     4,081
 Noncash charge from accelerated vesting of Brann
  Holdings options........................................    9,097       --
 Noncash ESOP expense.....................................    1,293       --
 Loss on disposal of assets...............................       63        67
 Other noncash amounts....................................    1,372    (6,803)
Changes in assets and liabilities:
 Accounts receivable, net.................................  (10,211)  (23,023)
 Unbilled services........................................   (2,842)    7,326
 Deposits and other assets................................      886       274
 Other current assets.....................................      202     1,466
 Accrued payroll, accounts payable and accrued expenses...    5,903    29,709
 Unearned revenue.........................................   (3,062)   (5,472)
 Client advances..........................................      667    (7,959)
 Impact from differing fiscal year ends...................   (2,761)      --
                                                           --------  --------
   Net cash used in operating activities..................   (6,941)  (11,212)
                                                           --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired............   (4,398)    1,884
Purchase of property and equipment........................   (7,007)   (9,424)
Proceeds from sale of equipment...........................      126       --
Net sales of marketable securities........................      235       243
Purchase of intangible assets.............................   (3,694)     (702)
Note and net advances to stockholders.....................     (134)      276
Impact from differing fiscal year ends....................     (446)      --
                                                           --------  --------
   Net cash used in investing activities..................  (15,318)   (7,723)
                                                           --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term notes payable to limited partners
 and others...............................................   (1,830)      --
Proceeds from issuance of subordinated debentures due to
 related parties..........................................    6,115       245
Distributions and dividends...............................   (4,211)   (2,175)
Acquisition of treasury stock.............................   (1,590)   (2,097)
Repayment of long-term debt...............................      --     (5,617)
Redemption of mandatorily redeemable preferred stock......   (5,110)      --
Net borrowings (repayments) on line of credit.............      577    (4,246)
Payments on capital lease obligations.....................     (390)     (518)
Proceeds from exercise of options.........................    5,957     7,172
Proceeds from issuance of common stock....................      105     6,874
Impact from differing fiscal year ends....................    3,704       --
                                                           --------  --------
   Net cash provided by (used in) financing activities....    3,327      (362)
Effect of exchange rate changes...........................      561      (101)
                                                           --------  --------
Net decrease in cash and equivalents......................  (18,371)  (19,398)
Cash and equivalents, beginning of period.................   70,916    81,915
                                                           --------  --------
Cash and equivalents, end of period....................... $ 52,545   $62,517
                                                           ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest including dividends on mandatorily
 redeemable preferred stock...............................      229       280
Cash paid for income taxes................................      215     2,171
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Equipment purchased under capital leases..................      437       201
Distribution of non-operating assets by a subsidiary......      --        947
Issuance of shares of common stock for purchase of
 subsidiaries.............................................      --     50,496
Issuance of common stock related to stock appreciation
 rights...................................................      --      3,484

   The accompanying notes are an integral part of this condensed consolidated statement of cash flows.

                          SNYDER COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY FOR THE THREE MONTHS ENDED MARCH 31,
                                      1998

                                  (UNAUDITED)

                                     COMMON                                  ACCUMULATED
                            COMMON   STOCK  ADDITIONAL RETAINED                 OTHER
                            STOCK     PAR    PAID-IN   EARNINGS   TREASURY  COMPREHENSIVE           COMPREHENSIVE
                            SHARES   VALUE   CAPITAL   (DEFICIT)   STOCK       INCOME      TOTAL       INCOME
                          ---------- ------ ---------- ---------  --------  ------------- --------  -------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance, December 31,
 1997, as previously
 restated for poolings..  60,470,000  $60    $152,086  $ (2,568)  $(5,473)     $  477     $144,582    $    --
 Distributions and
  dividends.............         --   --          --     (3,149)      --          --        (3,149)        --
 Exercise of stock
  options and subsidiary
  stock appreciation
  rights................     386,000  --       12,517       --         20         --        12,537         --
 Issuance of shares for
  purchase of
  subsidiaries..........   1,211,000    2      50,383       --        --          --        50,385         --
 Reissuance of treasury
  stock by subsidiary
  prior to Merger with
  SCI...................     199,000  --        6,873       --        --          --         6,873         --
 Foreign currency
  translation
  adjustment............         --   --          --        --        --          739          739         739
 Unrealized gain on
  marketable
  securities............         --   --          --        --        --           59           59          59
 Purchases and
  retirement of treasury
  stock.................         --   --           86       --     (2,122)        --        (2,036)        --
 Reclassification of
  redeemable ESOP
  stock.................         --   --          --     (1,613)      --          --        (1,613)        --
 Tax benefit from
  taxable merger
  transaction...........         --   --       44,348       --        --          --        44,348         --
 Net loss...............         --   --          --    (10,879)      --          --       (10,879)    (10,879)
                                                                                                      --------
 Comprehensive loss.....         --   --          --        --        --          --           --     $(10,081)
                          ----------  ---    --------  --------   -------      ------     --------    ========
Balance, March 31,
 1998...................  62,266,000  $62    $266,293  $(18,209)  $(7,575)     $1,275     $241,846         --
                          ==========  ===    ========  ========   =======      ======     ========


   The accompanying notes are an integral part of this condensed consolidated statement of equity.

                          SNYDER COMMUNICATIONS, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 1998
                                  (UNAUDITED)

1. ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS:

  On October 19, 1988, Collegiate Marketing and Communications, Inc., a Delaware corporation (the "General Partner"), and a Delaware limited partnership beneficially owned by Mortimer B. Zuckerman and Fred Drasner (the "Original Limited Partner") entered into a partnership agreement (the "Partnership Agreement") pursuant to the provisions of the Delaware Act, under the name Collegiate Marketing and Communications, L.P. (the "Partnership"). On September 1, 1989, the name of the Partnership was changed to Snyder Communications, L.P., and the name of the General Partner was changed to Snyder Communications, Inc. On May 18, 1995, the Partnership Agreement was amended to admit several new limited partners into the Partnership. On June 25, 1996, the name of the General Partner was changed to Snyder Marketing Services, Inc. ("SMS").

  Snyder Communications, Inc., a Delaware corporation, was incorporated on June 25, 1996, to continue the business operations of the Partnership. Snyder Communications, Inc., in conjunction with all of the existing partners in the Partnership, reorganized on September 24, 1996 (the "Reorganization"), upon the effectiveness of the initial public offering of its common stock. After consummation of the Reorganization, Snyder Communications, Inc. owned 100 percent of the stock of SMS and, directly and indirectly (through its ownership of SMS), 100 percent of the interests in the Partnership (the consolidated entity will be referred to herein as "SCI" or "Snyder Communications").

  During the first quarter of 1998, SCI issued 7,620,568 shares in pooling of interests transactions (the "1998 Mergers"). The transactions include the acquisitions of Health Products Research, Inc. ("HPR"), Publimed Promotions S.A. ("Publimed"), Blau Marketing Technologies, Inc. ("Blau") and Arnold Communications, Inc. ("Arnold"). HPR and Publimed both provide sales and marketing services to the pharmaceutical industry. HPR operates primarily in the U.S. and provides strategic and tactical sales force market planning and evaluation services to leading pharmaceutical and medical device manufacturers. Publimed markets medical products for pharmaceutical companies in France utilizing field sales. Blau's operations are conducted throughout the U.S. and consist primarily of strategic consulting, creative services, program design and implementation, consumer database management, response tracking and analysis, interactive services and production management. Arnold's operations are also conducted throughout the U.S. , and they include creative services, direct marketing, new media marketing, database management services and full-service public relations for its clients.

  The accompanying condensed consolidated financial statements have been retroactively restated to reflect the combined financial position and combined results of operations and cash flows of the 1998 Mergers, giving effect to these acquisitions as if they had occurred at the beginning of the earliest period presented (the combined entity will be referred to herein as the "Company"). The condensed consolidated balance sheet for all periods presented gives effect to the conversion of the 1998 Mergers common stock to 7,620,568 shares of SCI common stock. Certain amounts previously presented have been reclassified to conform to the March 31, 1998 presentation.

  Snyder Communications provides fully integrated outsourced marketing solutions. The Company identifies high value market segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care, retention and loyalty marketing services. The Company's resources include proprietary databases of targeted customers and small businesses; database management services; pharmaceutical detailing services; pharmaceutical consulting; medical education communications; proprietary product sampling programs and publications; sponsored information displays in proprietary locations; marketing program consultants; creative services; field sales and marketing representatives; customer service representatives; and direct mail and fulfillment capabilities. The Company's operations are conducted throughout the United States, the United Kingdom ("U.K."), France, Ireland and Hungary.

                          SNYDER COMMUNICATIONS, INC.

  The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. As a result, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the disclosures made are adequate to make the information presented not misleading. The condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company as of March 31, 1998 and for the three months ended March 31, 1997 and 1998. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto included elsewhere in this Prospectus.

2. BUSINESS COMBINATIONS

  The following details revenues and net income (loss) for each of the three months ended March 31, 1997 and 1998 of SCI and all entities acquired by SCI through pooling of interests combinations ("Pooled Entities") through the dates of their respective mergers. The SCI amounts include the financial results of the original operations of SCI for the entire period and the financial results of the Pooled Entities for the period subsequent to the dates of their respective mergers.

                                                               THREE MONTHS
                                                             ENDED MARCH 31,
                                                            -------------------
                                                              1997       1998
                                                            ---------  --------
                                                              (IN THOUSANDS)
   Revenues:
     SCI................................................... $  33,085  $107,049
     Pooled Entities.......................................    85,498    39,804
                                                            ---------  --------
                                                             $118,583  $146,853
                                                            =========  ========
   Net Income (Loss):
     SCI................................................... $ (12,484) $ (1,428)
     Pooled Entities.......................................     1,928    (9,450)
                                                            ---------  --------
                                                            $ (10,556) $(10,878)
                                                            =========  ========

  During the three months ended March 31, 1997, SCI recorded $16.2 million in non-recurring acquisition and related costs, and the Pooled Entities recorded $3.2 million in non-recurring costs which consisted of $1.4 million in compensation to stockholders, $1.2 million in ESOP expense and $0.6 million loss from discontinued operations. Excluding the non-recurring costs and assuming that all of the Pooled Entities had been taxed similarly to C corporations, SCI would have recorded approximately $3.1 million in net income for the three months ended March 31, 1997 and the Pooled Entities would have recorded approximately $3.4 million in net income for the same period for a combined net income per share from continuing operations and excluding non-recurring costs of $0.11.

  During the three months ended March 31, 1998, SCI and the Pooled Entities recorded $16.9 million and $17.0 million, respectively, in non-recurring acquisition and related costs. Excluding the non-recurring acquisition and related costs and assuming that all of the Pooled Entities had been taxed similarly to C corporations, SCI and the Pooled Entities would have recorded approximately $11.7 million and $1.2 million, respectively in net income for the three months ended March 31, 1998 for a combined net income per share from continuing operations and excluding non-recurring costs of $0.21.

  During the first quarter of 1998 SCI acquired CLI Pharma (March 25, 1998) and HealthCare Promotions ("HCP") (February 13, 1998) in transactions which have been accounted for as purchase business combinations.

                          SNYDER COMMUNICATIONS, INC.

The total consideration paid for first quarter 1998 purchase business combinations was approximately $50.5 million consisting of 1,261,000 shares of SCI common stock and $5 million in cash. Based upon a preliminary allocation of purchase consideration, these purchase business combinations have resulted in additional goodwill of approximately $48.8 million.

  The following table presents pro forma financial information as if the Company's 1997 purchase of Halliday Jones Sales Ltd. and its 1998 purchase business combinations had been consummated at the beginning of each of the periods presented and all of the Company's operations had been taxed similarly to a C corporation (in thousands):

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
                                                                (UNAUDITED)
   Pro Forma Revenues....................................... $135,463  $157,644
   Pro Forma Loss from Continuing Operations................   (9,807)  (10,393)
   Pro Forma Net Loss.......................................  (10,365)  (10,393)
   Pro Forma Basic Net Loss Per Share.......................    (0.18)    (0.17)
   Pro Forma Diluted Net Loss Per Share.....................    (0.18)    (0.17)

  During the three months ended March 31, 1997, the Company recorded $18.9 million in non-recurring costs, consisting of $16.2 million in acquisition and related costs, $1.4 million in compensation to stockholders and $1.3 million in ESOP expense. Excluding these non-recurring costs, the Company would have recorded $6.7 million in pro forma net income for the three months ended March 31, 1997 and pro forma basic and diluted net income per share of $0.12 and $0.11, respectively, for the period.

  During the three months ended March 31, 1998, the Company recorded $34.0 million in non-recurring acquisition and related costs. Excluding the non-recurring acquisition and related costs, the Company would have recorded $13.3 million in pro forma net income for the three months ended March 31, 1998 and pro forma basic and diluted net income per share of $0.21 for the period.

3. ACQUISITION AND RELATED COSTS:

  During the three months ended March 31, 1998, SCI recorded $34.0 million in non-recurring acquisition and related costs. These costs are primarily related to the consummation of the 1998 Mergers and consist of investment banking fees, expenses associated with stock appreciation rights, other professional service fees, tax payments and other contractual payments. In addition, this amount includes a charge of approximately $4.7 million for costs necessary to implement the Company's first quarter 1998 consolidation of certain U.S. and U.K. operations. The charge consists of approximately $2.3 million to consolidate and terminate lease obligations and write off leasehold improvements at the office facilities of three acquired subsidiaries and $2.4 million in severance and related costs to terminate the employment of 66 management and administrative personnel at the acquired subsidiaries. As of March 31, 1998, ten employees had terminated employment with the Company while $0.5 million in severance and related costs had been charged against the liability.

4. INCOME TAXES:

  The Company's effective tax rate for the three months ended March 31, 1997 and 1998 differs from the federal statutory rate due primarily to the nondeductibility of certain non-recurring acquisition costs, state income taxes, the different tax status of certain of the Pooled Entities prior to their merger with SCI and different statutory rates for the Company's international operations.

5. PRO FORMA INCOME DATA:

  The pro forma net loss per share amounts include a provision for federal and state income taxes as if the Company had been a taxable C corporation for all periods presented. The pro forma income tax rate reflects the

                          SNYDER COMMUNICATIONS, INC.

combined federal and state income taxes of approximately 41.5 percent and 38.0 percent for the three months ended March 31, 1997 and 1998. These tax provisions exceed the Company's statutory rate due to the recognition of certain acquisition and related costs which are not deductible for income tax purposes.

  The table below presents this pro forma calculation of net loss (in thousands):

                                                             FOR THE THREE
                                                             MONTHS ENDED
                                                               MARCH 31,
                                                           ------------------
                                                             1997      1998
                                                           --------  --------
Pro forma net loss data (unaudited):
Historical loss from continuing operations before income
 taxes.................................................... $ (7,710) $(13,224)
Pro forma benefit (provisions) for income taxes...........   (2,846)      792
                                                           --------  --------
Pro forma loss from continuing operations.................  (10,556)  (12,432)
Loss from discontinued operations, less applicable pro
 forma income taxes.......................................     (307)      --
                                                           --------  --------
Pro forma net loss........................................ $(10,863) $(12,432)
                                                           ========  ========

6. NEW ACCOUNTING PRONOUNCEMENTS:

  The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130"), during the first quarter of 1998. SFAS 130 requires companies to report as comprehensive income all changes in equity during a period, except those resulting from investments and distributions to owners, in financial statements for the period in which they are recognized. Included within accumulated other comprehensive income are the cumulative amounts for foreign currency translation adjustments and unrealized gains and losses on marketable securities. The cumulative foreign currency translation adjustment was $1,152,000 and $413,000 as of March 31, 1998 and December 31, 1997, respectively. The cumulative gain on marketable securities was $123,000 and $64,000 as of March 31, 1998 and December 31, 1997,
respectively.

7. TAX BENEFIT FROM TAXABLE MERGER TRANSACTION:

  SCI will receive a future tax benefit arising from the tax treatment of its first quarter 1998 merger with Arnold Communications, Inc. In accordance with generally accepted accounting principles, because the merger has been accounted for as a pooling of interests, the net estimated future tax benefit of approximately $44.4 million is reflected as a deferred tax asset in the accompanying condensed consolidated balance sheet at March 31, 1998 with the offsetting credit made to additional paid-in-capital.

8. NET INCOME PER SHARE:

  A reconciliation of the shares used to compute basic and diluted earnings per share follows. For each of the periods presented, the same net income used to compute basic earnings per share was used to compute diluted earnings per share.

                                                          FOR THE THREE MONTHS
                                                             ENDED MARCH 31,
                                                          --------------------
                                                             1997       1998
                                                          ---------- ----------
                                                             (IN THOUSANDS)
      Weighted average shares outstanding for the period
       used in computation of basic net income per
       share.............................................     55,413     60,135
      Diluted impact of stock options....................        --         --
                                                          ---------- ----------
      Shares used in computation of diluted net income
       per share.........................................     55,413     60,135

  For the three months ended March 31, 1997 and 1998, there existed weighted average common stock equivalents of 1,407,095 and 2,030,944, respectively, which are not included in the calculation of diluted net income per share because they were antidilutive for the periods.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Snyder Communications, Inc.:

  We have audited the accompanying consolidated balance sheet of Snyder Communications, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1997, and the related consolidated statements of income, equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1995 and 1996 financial statements of American List Corporation or Brann Holdings Limited included in the consolidated financial statements of the Company, which statements reflect total assets constituting 17 percent of the related consolidated total as of December 31, 1996, and revenues constituting 19 percent and 15 percent of the related consolidated totals in 1995 and 1996, respectively. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for American List Corporation or Brann Holdings Limited, is based solely upon the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

  In our opinion, based upon our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snyder Communications, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
April 15, 1998

                          SNYDER COMMUNICATIONS, INC.

                           CONSOLIDATED BALANCE SHEET

                                    (NOTE 1)

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
                                                              (IN THOUSANDS)
                          ASSETS
                          ------
Current assets:
  Cash and equivalents.....................................  $ 70,916  $ 81,915
  Marketable securities....................................     6,985     2,127
  Accounts receivable, net of allowance for doubtful
   accounts of $2,432 and $6,769 at December 31, 1996 and
   1997, respectively......................................   122,145   157,743
  Unbilled services........................................    13,720    19,365
  Other current assets.....................................    15,518    30,259
                                                             --------  --------
    Total current assets...................................   229,284   291,409
                                                             --------  --------
Property and equipment, net................................    33,920    42,202
Goodwill and other intangible assets, net..................    23,432    68,943
Deposits and other assets..................................     9,354     8,148
                                                             --------  --------
    Total assets...........................................  $295,990  $410,702
                                                             ========  ========
                  LIABILITIES AND EQUITY
                  ----------------------
Current liabilities:
  Lines of credit..........................................  $  6,772  $  7,427
  Current maturities of long-term debt.....................     6,920     2,086
  Accrued payroll..........................................     7,461    17,163
  Accounts payable.........................................    80,529    97,404
  Accrued expenses.........................................    54,305    85,511
  Client advances..........................................     8,152    12,045
  Unearned revenue.........................................    17,885    21,770
                                                             --------  --------
    Total current liabilities..............................   182,024   243,406
                                                             --------  --------
Related party borrowings, net of current maturities........    11,697     4,753
Mandatorily redeemable preferred stock, held by related
 parties...................................................     8,452       --
Long-term obligations under capital leases.................     2,413     1,751
Long-term debt, net of current maturities..................    14,145     3,935
Other liabilities (including deferred income taxes of $283
 and $762 at December 31, 1996 and 1997, respectively).....     4,532     6,997
Commitments and contingencies
Redeemable ESOP stock, 72 and 147 shares outstanding at
 December 31, 1996 and 1997, respectively..................     2,452     5,278
Equity:
Preferred stock, $.001 par value per share, 5,000 shares
 authorized, none issued and outstanding at December 31,
 1996 and 1997.............................................       --        --
Common stock, $.001 par value per share, 120,000 shares
 authorized, 56,868 and 60,470 shares issued and
 outstanding at December 31, 1996 and 1997, respectively...        57        60
Additional paid-in capital.................................    58,005   152,086
Treasury stock, at cost, 1,146 and 1,059 shares at December
 31, 1996 and 1997, respectively...........................    (9,432)   (5,473)
Accumulated other comprehensive income.....................       176       477
Unearned ESOP compensation.................................    (1,566)      --
Retained earnings (deficit)................................    23,035    (2,568)
                                                             --------  --------
    Total equity...........................................    70,275   144,582
                                                             --------  --------
    Total liabilities and equity...........................  $295,990  $410,702
                                                             ========  ========

The accompanying notes are an integral part of this consolidated balance sheet.

                          SNYDER COMMUNICATIONS, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                    (NOTE 1)

                                        FOR THE YEARS ENDED DECEMBER 31,
                                     -----------------------------------------
                                         1995          1996          1997
                                     ------------  ------------  -------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................ $    334,090  $    428,897  $     520,040
Operating expenses:
  Cost of services..................      215,059       297,942        363,006
  Selling, general and
   administrative expenses..........       70,758        89,041        107,427
  Compensation to stockholders......        9,439         7,363         13,623
  ESOP expense......................        2,172         6,553          5,411
  Acquisition and related costs.....          --            --          39,431
                                     ------------  ------------  -------------
Income (loss) from operations.......       36,662        27,998         (8,858)
Interest expense, including amounts
 to related parties of $1,785,
 $2,728 and $1,099 in 1995, 1996,
 and 1997, respectively.............       (3,616)       (5,047)        (3,474)
Investment income...................        1,962         2,647          3,083
                                     ------------  ------------  -------------
Income (loss) from continuing
 operations before income taxes.....       35,008        25,598         (9,249)
Income tax provision................       (9,892)       (5,994)        (6,246)
                                     ------------  ------------  -------------
Income (loss) from continuing
 operations.........................       25,116        19,604        (15,495)
Loss from discontinued operations...          --         (1,498)        (1,507)
                                     ------------  ------------  -------------
Income (loss) before extraordinary
 item...............................       25,116        18,106        (17,002)
Extraordinary item, less applicable
 income taxes of $806...............          --         (1,215)           --
                                     ------------  ------------  -------------
  Net income (loss)................. $     25,116  $     16,891  $     (17,002)
                                     ============  ============  =============
Historical net income (loss) per
 share:
 Basic net income (loss) per share
  Income (loss) from continuing
   operations....................... $        .48  $        .37  $        (.27)
                                     ============  ============  =============
  Net income (loss)................. $        .48  $        .32  $        (.30)
                                     ============  ============  =============
 Diluted net income (loss) per share
  Income (loss) from continuing
   operations....................... $        .48  $        .37  $        (.27)
                                     ============  ============  =============
  Net income (loss)................. $        .48  $        .32  $        (.30)
                                     ============  ============  =============
Pro forma net income (loss) per
 share (unaudited) (Note 3):
 Basic net income (loss) per share
  Income (loss) from continuing
   operations....................... $        .41  $        .27  $        (.33)
                                     ============  ============  =============
  Net income (loss)................. $        .41  $        .23  $        (.35)
                                     ============  ============  =============
 Diluted net income (loss) per share
  Income (loss) from continuing
   operations....................... $        .41  $        .27  $        (.33)
                                     ============  ============  =============
  Net income (loss)................. $        .41  $        .23  $        (.35)
                                     ============  ============  =============

 The accompanying notes are an integral part of this consolidated statement of income.

                          SNYDER COMMUNICATIONS, INC.

                        CONSOLIDATED STATEMENT OF EQUITY

                                    (NOTE 1)

                               COMMON                                                         ACCUMULATED
                     COMMON    STOCK  ADDITIONAL RETAINED    LIMITED    UNEARNED                 OTHER
                     STOCK      PAR    PAID-IN   EARNINGS   PARTNERS'     ESOP     TREASURY  COMPREHENSIVE           COMPREHENSIVE
                     SHARES    VALUE   CAPITAL   (DEFICIT)   DEFICIT  COMPENSATION  STOCK       INCOME      TOTAL       INCOME
                   ----------  ------ ---------- ---------  --------- ------------ --------  ------------- --------  -------------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December
 31, 1994, as
 previously
 restated for
 poolings........  14,490,000   $14    $  7,619  $ 13,527    $(1,410)   $   --     $  (438)      $ 63      $ 19,375    $    --
 Pooling of 1998
  Mergers........   8,161,000     9       6,122     4,353        --      (5,249)    (1,903)        66         3,398         --
                   ----------   ---    --------  --------    -------    -------    -------       ----      --------    --------
Balance, December
 31, 1994, as
 restated for
 poolings........  22,651,000    23      13,741    17,880     (1,410)    (5,249)    (2,341)       129        22,773         --
 Pooling of
  Bounty Group
  Holdings
  Ltd. ..........   1,327,000     1         171    (5,008)       --         --         --         --         (4,836)        --
 Proceeds from
  sale of
  Partnership
  interest, net
  of income taxes
  of $815,000....         --    --        1,221       --          14        --         --         --          1,235         --
 Distributions
  and dividends..         --    --          --     (7,809)    (3,853)       --         --         --        (11,662)        --
 Issuance of
  common stock...     819,000     1         226       --         --         --         --         --            227         --
 Exercise of
  stock options..     480,000   --          827       --         --         --         --         --            827         --
 Foreign currency
  translation
  adjustment.....         --    --          --        --         --         --         --         101           101         101
 Unrealized gain
  on marketable
  securities.....         --    --          --        --         --         --         --         306           306         306
 Purchases and
  retirements of
  treasury
  stock..........     (28,000)  --         (517)      --         --         --      (1,133)       --         (1,650)        --
 ESOP
  obligation.....         --    --          --        --         --      (1,729)       --         --         (1,729)        --
 Release of ESOP
  shares.........         --    --          (54)     (142)       --       2,654        --         --          2,458         --
 Reclassification
  to redeemable
  ESOP stock.....         --    --            5       --         --         --         --         --              5         --
 Net income......         --    --          --     21,316      3,800        --         --         --         25,116      25,116
                                                                                                                       --------
 Comprehensive
  income.........         --    --          --        --         --         --         --         --            --     $ 25,523
                   ----------   ---    --------  --------    -------    -------    -------       ----      --------    ========
Balance, December
 31, 1995........  25,249,000    25      15,620    26,237     (1,449)    (4,324)    (3,474)       536        33,171         --
 Distributions
  and dividends..         --    --          --    (24,988)    (8,612)       --         --         --        (33,600)        --
 Net proceeds
  from secondary
  stock offering
  and other stock
  issuances......   4,271,000     4      59,364       --         --         --         --         --         59,368         --
 Reorganization..  28,959,000    29     (15,558)    7,630      7,899        --         --         --            --          --
 Exercise of
  stock options..      63,000   --        1,005       --         --         --         --         --          1,005         --
 Foreign currency
  translation
  adjustment.....         --    --          --        --         --         --         --        (205)         (205)       (205)
 Unrealized loss
  on marketable
  securities.....         --    --          --        --         --         --         --        (155)         (155)       (155)
 Purchases and
  retirements of
  treasury
  stock..........  (1,674,000)   (1)     (2,768)      (34)       --         --      (6,433)       --         (9,236)        --
 Reissuance of
  treasury
  stock..........         --    --           96       --         --         --         475        --            571         --
 Release of ESOP
  shares.........         --    --        2,429      (539)       --       2,758        --         --          4,648         --
 Reclassification
  to redeemable
  ESOP stock.....         --    --       (2,183)      --         --         --         --         --         (2,183)        --
 Net income......         --    --          --     14,729      2,162        --         --         --         16,891      16,891
                                                                                                                       --------
 Comprehensive
  income.........         --    --          --        --         --         --         --         --            --     $ 16,531
                   ----------   ---    --------  --------    -------    -------    -------       ----      --------    ========
Balance, December
 31, 1996........  56,868,000    57      58,005    23,035        --      (1,566)    (9,432)       176        70,275
 Distributions
  and dividends..         --    --          --     (7,096)       --         --         --         --         (7,096)        --
 Net proceeds
  from secondary
  stock
  offering.......   1,850,000     2      42,711       --         --         --         --         --         42,713         --
 Exercise of
  stock options..   1,789,000     2      39,179       --         --         --         --         --         39,181         --
 Issuance of
  shares for
  purchase of
  subsidiaries...     492,000   --       13,320       --         --         --         --         --         13,320         --
 Foreign currency
  translation
  adjustment.....         --    --          --        --         --         --         --         265           265         265
 Unrealized gain
  on marketable
  securities.....         --    --          --        --         --         --         --          36            36          36
 Purchases and
  retirements of
  treasury
  stock..........    (634,000)   (1)     (4,223)      --         --         --       3,011        --         (1,213)        --
 Reissuance of
  treasury
  stock..........     105,000   --        3,949       --         --         --         948        --          4,897         --
 Release of ESOP
  shares.........         --    --        1,971       --         --       1,566        --         --          3,537         --
 Reclassification
  to redeemable
  ESOP stock.....         --    --       (2,826)      --         --         --         --         --         (2,826)        --
 Net loss........         --    --          --    (17,002)       --         --         --         --        (17,002)    (17,002)
                                                                                                                       --------
 Comprehensive
  income (loss)..         --    --          --        --         --         --         --         --            --     $(16,701)
                                                                                                                       ========
 Impact from
  differing
  fiscal year-
  ends (Note 1)..         --    --          --     (1,505)       --         --         --         --         (1,505)
                   ----------   ---    --------  --------    -------    -------    -------       ----      --------
Balance, December
 31, 1997........  60,470,000   $60    $152,086  $ (2,568)   $   --     $   --     $(5,473)      $477      $144,582
                   ==========   ===    ========  ========    =======    =======    =======       ====      ========

 The accompanying notes are an integral part of this consolidated statement of equity.

                          SNYDER COMMUNICATIONS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                    (NOTE 1)

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1995        1996        1997
                                            ----------  ----------  ----------
                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).........................  $   25,116  $   16,891  $  (17,002)
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
 Depreciation and amortization............      11,438      12,961      14,655
 Loss on repayment of subordinated debt...         --        2,021         --
 Noncash charge from accelerated vesting
  of Brann Holdings options...............         --          --        9,097
 Noncash ESOP expense.....................         --        5,282       4,851
 Deferred taxes...........................         (96)     (3,168)     (7,423)
 Loss on disposal of assets...............         139         820       3,357
 Other noncash amounts....................          32       2,052         946
Changes in assets and liabilities:
 Accounts receivable, net.................     (11,212)    (37,307)    (36,788)
 Unbilled services........................         196      (4,868)     (5,545)
 Deposits and other assets................      (4,776)       (495)        141
 Other current assets.....................      (1,165)     (1,569)      1,663
 Accrued payroll, accounts payable and
  accrued expenses........................      10,917      38,493      52,430
 Unearned revenue.........................       1,088       8,084       5,837
 Impact from differing year ends..........         --          --       (2,761)
                                            ----------  ----------  ----------
   Net cash provided by operating
    activities............................      31,677      39,197      23,458
                                            ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries..................      (5,637)        --      (22,066)
Purchase of property and equipment........      (9,611)    (12,217)    (17,771)
Proceeds from sale of equipment...........         168         245         219
Net (purchases) sales of marketable
 securities...............................        (570)      2,021       5,300
Purchase of intangible assets.............      (3,395)     (2,845)     (5,088)
Note and net advances to stockholders.....      (2,765)         30       1,467
Impact from differing year ends...........         --          --         (446)
                                            ----------  ----------  ----------
   Net cash used in investing activities..     (21,810)    (12,766)    (38,385)
                                            ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term notes payable to
 limited partners and others..............      (4,984)     (3,483)    (31,090)
Proceeds from issuance of subordinated
 debentures due to related parties........       9,531         294         --
Repayment of subordinated debentures due
 to related parties.......................         --       (6,900)        --
Net proceeds from sale of partnership
 interest.................................       1,235         --          --
Debt issuance costs.......................        (604)        (25)        --
Distributions and dividends...............     (10,609)    (30,325)     (9,547)
Acquisition of treasury stock.............      (1,435)     (6,641)     (1,213)
Net increase in short term borrowings.....       2,500         500         --
Repayment of long-term debt...............         915       1,592       7,101
Proceeds from mandatorily redeemable
 preferred stock..........................         --        3,238         --
Redemption of mandatorily redeemable
 preferred stock..........................         --          --       (8,330)
Net borrowings (repayments) on line of
 credit...................................       5,601      (6,620)       (621)
Payments on capital lease obligations.....      (1,123)     (1,079)     (2,052)
Proceeds from exercise of options.........         --          425      25,128
Proceeds from public offerings............         166      60,233      42,713
Impact from differing year ends...........         --          --        3,704
                                            ----------  ----------  ----------
   Net cash provided by financing
    activities............................       1,193      11,209      25,793
Effect of exchange rate changes...........        (295)      1,180         133
                                            ----------  ----------  ----------
Net increase in cash and equivalents......      10,765      38,820      10,999
Cash and equivalents, beginning of
 period...................................      21,331      32,096      70,916
                                            ----------  ----------  ----------
Cash and equivalents, end of period.......  $   32,096  $   70,916  $   81,915
                                            ==========  ==========  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Cash paid for interest including dividends
 on mandatorily redeemable preferred
 stock....................................       2,485       3,872       1,425
Cash paid for income taxes................       7,573       8,225       6,470
SUPPLEMENTAL DISCLOSURE OF NONCASH
 ACTIVITIES:
Equipment purchased under capital leases..         526       3,558         293
Distribution of note receivable from
 stockholder to SMS Stockholders..........         437       2,725         --
Issuance of shares of common stock for
 purchase of subsidiaries.................         215         --       13,320
Issuance of note for purchase of treasury
 stock....................................         --        2,595         --

 The accompanying notes are an integral part of this consolidated statement of cash flows.

                          SNYDER COMMUNICATIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS:

  On October 19, 1988, Collegiate Marketing and Communications, Inc., a Delaware corporation (the "General Partner"), and a Delaware limited partnership beneficially owned by Mortimer B. Zuckerman and Fred Drasner (the "Original Limited Partner") entered into a partnership agreement (the "Partnership Agreement") pursuant to the provisions of the Delaware Act, under the name Collegiate Marketing and Communications, L.P. (the "Partnership"). On September 1, 1989, the name of the Partnership was changed to Snyder Communications, L.P., and the name of the General Partner was changed to Snyder Communications, Inc. On May 18, 1995, the Partnership Agreement was amended to admit several new limited partners into the Partnership. On June 25, 1996, the name of the General Partner was changed to Snyder Marketing Services, Inc. ("SMS").

  Snyder Communications, Inc., a Delaware corporation, was incorporated on June 25, 1996, to continue the business operations of the Partnership. Snyder Communications, Inc., in conjunction with all of the existing partners in the Partnership, reorganized on September 24, 1996 (the "Reorganization"), upon the effectiveness of the initial public offering of its common stock.

  Prior to the Reorganization, SMS owned 63.85 percent of the Partnership and the limited partners owned the remaining 36.15 percent. The Reorganization resulted in the stockholders of SMS exchanging 100 percent of their SMS stock for stock of Snyder Communications, Inc., simultaneously with the limited partners exchanging their limited partnership interests in the Partnership for common stock of Snyder Communications, Inc. After consummation of the Reorganization, Snyder Communications, Inc. owned 100 percent of the stock of SMS and, directly and indirectly (through its ownership of SMS), 100 percent of the interests in the Partnership. In connection with the Reorganization, 29,458,400 shares of common stock were issued to the stockholders of Snyder Communications, Inc.

  Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities and operations of SMS, the Partnership and Snyder Communications, Inc., at their historical cost basis. Accordingly, the accompanying consolidated financial statements as of and for the year ended December 31, 1995, include a combination of the accounts of SMS and the Partnership after elimination of all significant intercompany transactions. The accompanying consolidated financial statements as of and for the years ended December 31, 1996 and 1997, include the consolidated accounts of Snyder Communications, Inc., SMS and the Partnership (the consolidated entity will be referred to herein as "SCI" or "Snyder Communications") after elimination of all significant intercompany transactions. Certain amounts previously presented have been reclassified to conform to the December 31, 1997 presentation. Throughout 1997 and the first quarter of 1998, SCI acquired several companies in transactions that were accounted for as poolings of interests for financial reporting purposes. The accompanying consolidated financial statements have been retroactively restated to reflect the poolings of interests transactions. During 1997, the Company (as defined herein) also made several acquisitions that have been accounted for as purchase business combinations.

  Snyder Communications provides fully integrated outsourced marketing solutions. The Company identifies high value market segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care, retention and loyalty marketing services. The Company's resources include proprietary databases of targeted customers and small businesses; database management services; pharmaceutical detailing services; pharmaceutical consulting; medical educational communications; proprietary product sampling programs and publications; sponsored information displays in proprietary locations; marketing program consultants; creative services; field sales and marketing representatives; customer service representatives; and direct mail and fulfillment capabilities. The Company's operations are conducted throughout the United States, the United Kingdom ("U.K."), France, Ireland and Hungary.

  The Company characterizes its service offerings into four types: medical services, media and sampling services, communication services and data delivery services. The Company provides complete marketing solutions for its clients by integrating these four types of services into sales and marketing programs.

                          SNYDER COMMUNICATIONS, INC.

  The medical services offered by the Company are designed to establish and monitor marketing plans as well as to provide face-to-face interaction with physicians and other healthcare providers. Medical services consist primarily of pharmaceutical detailing, but also include establishing marketing plans, targeting specific markets and evaluating sales performance. During 1997 and the first quarter of 1998, the Company issued 4,035,182 and 2,314,263 shares, respectively, in poolings of interests transactions with companies that provide medical services. These transactions include the acquisitions of MMD, Inc. ("MMD"), GEM Communications, Inc. ("GEM"), Rapid Deployment Group Limited ("RDL"), PharmFlex, Health Products Research, Inc. ("HPR"), and Publimed Promotions S.A. ("Publimed"). During 1997, the Company also acquired Halliday Jones Sales Ltd. ("HJ") in a purchase transaction. MMD, RDL, HJ, PharmFlex and Publimed all market medical products for pharmaceutical companies utilizing field sales. MMD and PharmFlex operate throughout the U.S. RDL operates primarily in the U.K., but also in Hungary; HJ in the U.K., but also Ireland; and Publimed in France. GEM provides a complete range of healthcare communications services with specialties in educational marketing and publishing for the pharmaceutical industry. HPR provides strategic and tactical sales force market planning and evaluation services to leading pharmaceutical and medical device manufacturers. HPR's services include sales and marketing resource allocation, sales force planning and the integration and evaluation of sales and marketing promotions.

  The media and sampling services offered by the Company are designed to stimulate and create brand awareness for clients' products. Media and sampling services consist of WallBoard(R) and other information displays, and proprietary sample packs and publications which reach potentially high-value market segments at the time that the targeted customers are most likely to use the products. During 1997 and the first quarter of 1998, the Company issued 3,032,414 and 30,344 shares, respectively, in poolings of interests transactions with companies that provide media and sampling services. These transactions include the acquisitions of Bounty Group Holdings Limited ("Bounty") and Sampling Corporation of America ("SCA"). Bounty provides targeted product sampling and proprietary health-oriented publications to expectant mothers, new mothers and parents of toddlers in the U.K. and Ireland. SCA designs advertising programs and distributes product samples and proprietary publications on behalf of consumer packaged goods manufacturers through primary and secondary schools, daycare centers, colleges and immigrant organizations.

  The communications services offered by the Company are designed to establish brand awareness for clients' products and to provide targeted customer acquisition and customer care and retention for clients' customers. Communication services include strategic planning and creative services, establishment of brand awareness for clients' products, teleservices, face-to-face field sales, database mailings and return-on-investment evaluation. During 1997 and the first quarter of 1998, the Company issued 2,350,152 and 5,275,961 shares, respectively, in poolings of interests transactions with companies that provide communications services. These transactions include the acquisitions of Brann Holdings Limited ("Brann"), Blau Marketing Technologies, Inc. ("Blau"), and Arnold Communications, Inc. ("Arnold"). Brann's operations are conducted throughout the U.K. and consist primarily of planning, creating and delivering direct response marketing communications; marketing systems design and consultancy; print production services; and telephone and response management services for companies involved in marketing, advertising and direct selling. Blau's operations are conducted throughout the U.S. and consist primarily of strategic consulting, creative services, program design and implementation, consumer database management, response tracking and analysis, interactive services and production management. Arnold's operations are also conducted throughout the U.S., and they include creative services, direct marketing, new media marketing, database management services and full-service public relations for its clients.

  The data delivery services offered by the Company are designed to assist clients in targeting the right customers for their products and services. The Company develops and maintains demographic marketing databases that include data on consumers and small businesses. During 1997, the Company issued 5,032,322

                          SNYDER COMMUNICATIONS, INC.

shares in a pooling of interests transaction with American List Corporation ("American List"). American List develops, maintains and markets databases of high school, college and pre-school through junior high school students in the U.S. Prior to its merger with the Company, American List utilized a February 28 fiscal year end. Concurrent with its merger with the Company, American List changed its fiscal year end to December 31.

  The companies with whom Snyder has entered into mergers accounted for as poolings of interests for financial reporting purposes will be collectively referred to as the "Pooled Entities" and their mergers will be referred to herein as the "Acquisitions." The accompanying consolidated financial statements have been retroactively restated to reflect the combined financial position and combined results of operations and cash flows of the Pooled Entities for all periods presented, giving effect to the Acquisitions as if they had occurred at the beginning of the earliest period presented (the combined entity will be referred to herein as the "Company"). The accompanying consolidated balance sheet as of December 31, 1996 reflects the combination of the accounts of American List as of February 28, 1997, while the related consolidated statements of income, equity and cash flows for each of the two years in the period ended December 31, 1996 reflect the combination of the American List statements of income, equity and cash flows for the two years in the period ended February 28, 1997. The consolidated balance sheets for all periods presented give effect to the conversion of the shares of the Pooled Entities' common stock into 22,070,638 shares of SCI common stock. The accompanying financial statements include the financial information of SCI's combinations with Arnold Communications, Inc., Health Products Research, Inc., Blau Marketing Technologies, Inc., and Publimed Promotions, S.A. (the "1998 Mergers") which are accounted for as poolings of interests.

  The following details revenues and net income (loss) for each of the years ended December 31, 1995, 1996, and 1997 of SCI and the Pooled Entities through the dates of their respective Acquisitions.

                                                     YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1995     1996     1997
                                                    -------- -------- ---------
                                                          (IN THOUSANDS)
   Revenues:
     SCI........................................... $ 42,892 $ 82,840 $ 220,907
     Pooled Entities...............................  291,198  346,057   299,133
                                                    -------- -------- ---------
                                                    $334,090 $428,897 $ 520,040
                                                    ======== ======== =========
   Net Income (Loss):
     SCI........................................... $  3,972 $  6,977 $ (14,396)
     Pooled Entities...............................   21,144    9,914    (2,606)
                                                    -------- -------- ---------
                                                    $ 25,116 $ 16,891 $ (17,002)
                                                    ======== ======== =========

  During the year ended December 31, 1997, SCI recorded $39.4 million in non-recurring acquisition and related costs in conjunction with the consummation of its mergers with the Pooled Entities (see Note 11). Excluding the non-recurring acquisition and related costs, SCI would have recorded $20.7 million in net income for the year ended December 31, 1997.

  The Company's 1997 purchase business combination transactions resulted in the recognition of additional amounts of goodwill and other intangible assets of approximately $42.4 million.

  The total consideration paid in connection with the acquisition of HJ, including the repayment of assumed debt immediately following the closing, was $19.4 million, consisting of 425,478 shares of SCI common stock

                          SNYDER COMMUNICATIONS, INC.

and $7.4 million in cash. The following table presents pro forma financial information as if the Company's 1997 purchase business combination of HJ had been consummated at the beginning of each of the periods presented and all of the Company's operations had been taxed as a C corporation (in thousands).

                                                    YEARS ENDED DECEMBER 31,
                                                    -------------------------
                                                        1996         1997
                                                    ------------ ------------
                                                           (UNAUDITED)
                                                         (IN THOUSANDS,
                                                     EXCEPT PER SHARE DATA)
   Pro Forma Revenues.............................. $    444,415 $    530,562
   Pro Forma Income (Loss) from Continuing
    Operations.....................................       14,102      (18,886)
   Pro Forma Net Income (Loss).....................       11,389      (20,393)
   Pro Forma Basic Net Income (Loss) Per Share.....         0.22        (0.36)
   Pro Forma Diluted Net Income (Loss) Per Share...         0.21        (0.36)

  The pro forma loss from continuing operations and the pro forma net loss for the year ended December 31, 1997, include $39.4 million in non-recurring acquisition and related costs that were recorded in conjunction with the consummation of the Company's mergers with the Pooled Entities. Excluding the non-recurring acquisition and related costs, the Company would have recorded pro forma income from continuing operations and pro forma net income of $14.7 million and $16.6 million, respectively.

  The Company's other purchase business combinations are immaterial to the consolidated financial statements.

  There are important risks associated with the Company's business and financial results. These risks include: (i) the Company's reliance on significant clients, one of which constituted 12 percent of its 1997 revenues (see Note 2); (ii) the Company's ability to sustain and manage future growth;
(iii) the Company's ability to manage and successfully integrate the businesses it has acquired and may acquire in the future; (iv) the Company's ability to successfully manage its international operations; (v) the potential adverse effects of fluctuations in foreign exchange rates; (vi) the Company's dependence on industry trends toward outsourcing of marketing services; (vii) the risks associated with the Company's reliance on technology and the risk of business interruption resulting from a temporary or permanent loss of such technology; (viii) the entrance of new competitors with greater resources than the Company; (ix) the Company's ability to recruit and retain qualified personnel; and (x) the dependence of the Company's success on its executive officers and other key employees, in particular, its Chairman of the Board of Directors and Chief Executive Officer.

2. SIGNIFICANT CLIENTS:

  The Company had one client which represented 7 percent, 12 percent and 12 percent of the Company's total revenues for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's principal contract with this client extended through December 1997. In December 1997 the Company elected not to renew its contract with this client, and instead has entered into a contract with a new client to provide services similar to those previously provided to this customer. There can be no assurance, however, that the contract with the new client will generate revenues or profitability which are greater than or equal to those generated by this one client.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Cash and Equivalents

  Cash and equivalents are comprised principally of amounts in operating accounts, money market investments, and other short-term instruments, stated at cost, which approximates market value, with original maturities of three months or less.

                          SNYDER COMMUNICATIONS, INC.

 Marketable Securities

  The Company's investments are classified into two categories. Those securities classified as "available-for-sale" are reported at market value. Debt securities consisting of state municipal bonds, certificates of deposit, and U.S. Treasury bills are classified as "held-to-maturity" and are reported at amortized cost. Cost is determined using the specific identification method. Unrealized gains and losses from securities "available-for-sale" are reported as a separate component of equity.

 Debt Issuance Costs

  Debt issuance costs are charged to expense as additional interest expense over the life of the related debt using the effective interest method.

 Property and Equipment

  Property and equipment is stated at cost. The Company depreciates furniture, fixtures and office and telephone equipment on a straight-line basis over three to ten years; computer equipment over two to four years and buildings over fifty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful lives of the improvements.

  When assets are retired or sold, the cost and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss is reflected in income.

 Revenue Recognition

  MEDICAL SERVICES--On pharmaceutical detailing contracts, the Company recognizes revenue and associated costs when services have been performed by account executives. Unbilled services represent revenues earned on contracts but billed in a subsequent accounting period.

  MEDIA AND SAMPLING SERVICES--Media and Sampling services revenues are recognized over the contract term as program services are rendered. Unearned revenue is recorded for billings prior to the earning of such revenue.

  COMMUNICATION SERVICES--The Company performs marketing and sales communications services on behalf of its clients, including field sales, teleservices, database management, creative design, direct response marketing and print production. Revenues are recognized as services are rendered in accordance with the terms of the contracts. Certain of these contracts provide for payments based on accepted customers and the type of service purchased by the customer. Revenues related to these sales are recognized on the date the application for service is accepted by the Company's clients. At this point, the Company has no further performance obligation related to the submitted customer and is contractually entitled to payment. Certain of the contracts include postage and other pass-through costs incurred by the Company on behalf of its clients. For these contracts, the Company records as revenue the net billings to its clients. Certain other contracts of the Company have provided the client with the right to seek a return of previously paid commissions if the customers submitted by the Company do not meet certain defined characteristics and performance standards. These relate to the client's ability to successfully provide service to the customer, the bad debt experience of the customer base submitted by the Company, the achievement of targeted customer goals and certain minimum usage and life measures of the customer base. At the point of revenue recognition, an allowance is recorded by the Company based on an estimate for these returned commissions. The allowance is estimated based on the Company's historical experience and periodically reviewed by the Company and adjusted when necessary.

                          SNYDER COMMUNICATIONS, INC.

  DATA DELIVERY SERVICES--Revenues from the sale of lists are recognized upon the shipment to customers of lists on computerized labels, magnetic tape or computer diskettes for a one-time usage. Additional billings are made by the Company for additional usage by the customers.

 Goodwill and Other Intangible Assets

  Goodwill equal to the fair value of consideration paid in excess of the fair value of net assets purchased has been recorded in conjunction with several of the Company's purchase business combinations and is being amortized on a straight-line basis over periods of fifteen to thirty years.

  The cost of customer lists which were acquired in conjunction with certain of the Company's purchase business combinations are amortized on a straight line basis over seven years. The covenant not to compete and the marketing rights are amortized over the term of the related agreements, which are four and ten to fifteen years, respectively.

  Costs of purchased lists are amortized on a straight-line basis over their estimated useful lives, generally one to five years. The Company determines the useful lives of its lists based upon the estimated period of time such lists are marketable. The Company periodically reviews the marketability of its lists and, accordingly, their respective estimated useful lives.

  The costs of licenses to use, reproduce, distribute lists, and market pharmaceutical products are amortized on a straight-line basis over the term of the related license agreement.

  When conditions or events occur which management believes might indicate that the goodwill or any other intangible asset is impaired, an analysis of estimated future undiscounted cash flows is undertaken to determine if any write down in the carrying value of the asset is required.

 Income Taxes

  The accompanying consolidated financial statements reflect no provision for federal or state income taxes related to income earned by the Partnership prior to the Reorganization since each of the partners of the Partnership reflected their share of the Partnership's net income on their respective tax returns. Prior to January 1, 1996, SMS was taxed as a C corporation, and accordingly, a provision for taxes of SMS is reflected in the accompanying consolidated statement of income for the year ended December 31, 1995. During this period, SMS accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Effective January 1, 1996, SMS elected to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporate taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

  Effective with the Reorganization, SCI is treated as a C corporation for federal and state income tax purposes. At the date of the Reorganization, SCI recognized a net deferred tax asset and an associated tax benefit equal to the cumulative net deductible temporary differences existing at that date. The income tax provision recorded for the year ended December 31, 1996 includes a provision for income taxes for SCI for the period from September 24, 1996, the date of the Reorganization, through December 31, 1996, offset by the net deductible temporary differences existing at the date of the Reorganization.

  Prior to their combination with SCI, certain of the U.S. based Pooled Entities were taxed as S corporations. Accordingly, no provision for federal or, in the case of all the U.S. based acquirees except one which was incorporated in Massachusetts, state income taxes has been made for these entities through the date of their mergers with SCI in the accompanying consolidated financial statements.

                          SNYDER COMMUNICATIONS, INC.

  The Pooled Entities with operations in the U.K. and France pay taxes in their respective countries, on a corporate level similar to a C corporation in the United States.

 Pro Forma Income Data (Unaudited)

  The unaudited pro forma net income (loss) and net income (loss) per share amounts include a provision for federal and state income taxes as if the Company had been a taxable C corporation for all periods presented. The shares used in computing pro forma net income per share assume that the Reorganization and the Acquisitions had occurred at the beginning of each of the periods presented, reflect the issuance of additional shares as a result of issuances of stock, the exercise of stock options, and the repurchase of outstanding shares by certain subsidiaries of the Company prior to their mergers with SCI. The pro forma income tax rate reflects the combined federal and state income taxes of approximately 39.4, 44.2 and 104 percent, for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's December 31, 1997 tax provision exceeds its statutory rate due to the recognition of certain acquisition and related costs which are not deductible for income tax purposes.

  The table below presents this pro forma calculation of net income (in thousands):

                                                       1995    1996      1997
                                                      ------- -------  --------
   Pro forma net income (loss) data (unaudited):
   Historical income (loss) from continuing
    operations before income taxes..................  $35,008 $25,598  $ (9,249)
   Pro forma provision for income taxes.............   13,788  11,307     9,651
                                                      ------- -------  --------
   Pro forma income (loss) from continuing
    operations......................................   21,220  14,291   (18,900)
   Discontinued operations, less applicable pro
    forma income taxes of $603 and $607 for 1996 and
    1997, respectively..............................      --     (895)     (900)
   Extraordinary item, less applicable income taxes
    of $806.........................................      --   (1,215)      --
                                                      ------- -------  --------
   Pro forma net income (loss)......................  $21,220 $12,181  $(19,800)
                                                      ======= =======  ========

 Accounting for Stock Options

  The Company accounts for its stock-based compensation plan using the intrinsic value based method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosure of net income and earnings per share, calculated as if the Company accounted for its stock-based compensation plan using the fair value based method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), is included in Note 14.

 Foreign Currency Translations

  Assets and liabilities of the Company's international subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the average exchange rate during the period. Foreign currency translation adjustments are disclosed as a separate component of equity.

 Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

                          SNYDER COMMUNICATIONS, INC.

revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to certain of its contracts to provide outsourced marketing services. The terms of these contracts provide that the Company's clients may seek a return of previously paid commissions if certain defined characteristics or performance standards are not met. The Company has recorded an allowance in the accompanying consolidated financial statements in an amount which it considers sufficient to satisfy any claims which might be made pursuant to these provisions.

 Fair Value of Financial Instruments

  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of the fair value of certain financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and equivalents, accounts receivable, unbilled services, and accounts payable approximate fair value because of the relatively short maturity of these instruments. As a result of the related party nature of the majority of the Company's outstanding December 31, 1996 and 1997 borrowings, and the fact that these borrowings were secured by the previously independent Pooled Entities who had capital structures which are different than the Company's, it is impracticable to estimate the fair value of the debt outstanding at these dates.

 Concentration of Credit Risk

  Concentration of credit risk is limited to cash and equivalents, marketable securities, accounts receivable, and unbilled services and is subject to the financial conditions of a major client as described in Note 2. The Company places its investments in highly rated financial institutions, U.S. Treasury bills, investment grade short-term debt instruments and state and local municipalities, while limiting the amount of credit exposure to any one entity. The Company's receivables are concentrated with customers in the telecommunications, pharmaceutical and consumer packaged goods industries. The Company does not require collateral or other security to support clients' receivables.

 New Accounting Pronouncements

  During 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") and has applied its provisions to all years presented in these financial statements. SFAS No. 128 requires primary earnings per share ("EPS") to be replaced with basic EPS. Basic EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Fully diluted EPS, now called diluted EPS is also reported. Diluted EPS gives effect to common stock equivalents and other potentially dilutive securities outstanding during the period.

  During June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company adopted SFAS No. 130 during the first quarter of 1998. Included within accumulated other comprehensive income are the cumulative amounts for foreign currency translation adjustments and unrealized gains and losses on marketable securities. The accompanying consolidated financial statements have been restated to conform to the SFAS No. 130 requirements. The cumulative foreign currency translation adjustment was $148,000 and $413,000 as of December 31, 1996 and 1997, respectively. The cumulative gain on marketable securities was $28,000 and $64,000 as of December 31, 1996 and 1997, respectively.

                          SNYDER COMMUNICATIONS, INC.

4. MARKETABLE SECURITIES

  The amortized cost, unrealized gains and losses, and market values of the Company's held-to-maturity and available-for-sale securities are summarized as follows (in thousands):

                                         AMORTIZED UNREALIZED UNREALIZED MARKET
                                            COST     GAINS      LOSSES    VALUE
                                         --------- ---------- ---------- ------
December 31, 1996
 Held to maturity, maturing in less than
  one year:
  State and municipal bonds.............  $5,571      $--       $ --     $5,571
  Certificates of deposit...............     189       --         --        189
                                          ------      ----      -----    ------
                                          $5,760      $--       $ --     $5,760
                                          ======      ====      =====    ======
 Available for sale:
  Equity securities.....................  $  740      $ 31      $  (1)   $  770
  Government income securities..........     457       --          (2)      455
                                          ------      ----      -----    ------
                                          $1,197      $ 31      $  (3)   $1,225
                                          ======      ====      =====    ======
December 31, 1997
 Held to maturity, maturing in less than
  one year:
  State and municipal bonds.............  $  665      $--       $ --     $  665
 Available for sale:
  Equity securities.....................  $  915      $ 60      $ --     $  975
  Government income securities..........     483         4        --        487
                                          ------      ----      -----    ------
                                          $1,398      $ 64      $ --     $1,462
                                          ======      ====      =====    ======

  As a result of changes in market value of the available-for-sale security portfolio, a cumulative valuation adjustment of $183, $28 and $64 is recorded as a separate component of equity at December 31, 1995, 1996 and 1997, respectively.

5. PROPERTY AND EQUIPMENT:

  Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
      Buildings and leasehold improvements.................. $ 22,396  $ 25,729
      Computer and equipment................................   32,458    40,475
      Furniture and fixtures................................   10,434    12,683
                                                             --------  --------
                                                               65,288    78,887
      Accumulated depreciation..............................  (31,368)  (36,685)
                                                             --------  --------
                                                             $ 33,920  $ 42,202
                                                             ========  ========

                          SNYDER COMMUNICATIONS, INC.

6. GOODWILL AND OTHER INTANGIBLE ASSETS:

  Goodwill and other intangible assets consist of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
      Goodwill.............................................. $ 17,806  $ 60,080
      Unamortized costs of lists............................    5,121     4,459
      License agreements....................................    4,451     7,669
      Customer lists and covenant not to compete............    9,294    12,669
                                                             --------  --------
                                                               36,672    84,877
      Accumulated amortization..............................  (13,240)  (15,934)
                                                             --------  --------
                                                             $ 23,432  $ 68,943
                                                             ========  ========

  Goodwill arose from management buy-outs and purchase acquisitions at certain of the acquirees prior to their respective mergers with SCI and the Company's 1997 purchase business combinations.

  Effective July 1, 1994, one acquiree entered into an exclusive licensing agreement, whereby it obtained a ten-year license to use, reproduce and distribute a defined segment of the licensor's lists and to use its sources and customer list to compile and market its own lists. As consideration for the granting of the license, it is obligated to pay a total of $4.2 million. The license fee is payable in three annual installments of $0.6 million which began July 1994; three annual installments of $0.5 million which began July 1997; three annual installments of $0.3 million beginning July 2000; and a final installment of $0.1 million in July 2003 (see Note 7). The Company recorded the cost and related obligation for the license, net of imputed interest at 7.25%, which approximated $3.3 million. The net cost of the license was amortized on a straight-line basis over the ten-year term of the license agreement. In conjunction with SCI's acquisitions in July 1997 and the Company's current competitive strategy, management determined that the intangible asset associated with the license fee had been impaired and accordingly, an impairment loss was recorded in the Company's third quarter 1997 income statement as an acquisition related cost.

  Amortization expense of goodwill and other intangible assets totaled $4.4 million, $4.3 million and $4.2 million in 1995, 1996, and 1997, respectively.

7. DEBT:

 Long-Term Borrowings

  In the U.K., the Company had a loan payable to a commercial bank in the amount of $7.2 million as of December 31, 1996. The loan had an interest rate of 7.6275 percent per annum until January 28, 1999, at which date the interest rate was to change to the bank's base rate plus 1.75 percent. The loan was payable in annual installments of $0.9 million, until March 1, 2004, when the entire unpaid amount was due in full. The loan was secured by certain of the Company's assets in the U.K. and the book value of the loan approximated its fair value as of December 31, 1996. In April 1997, the full amount of the loan outstanding was repaid. At December 31, 1997, the Company has a loan payable to a commercial bank in the U.K. of $0.4 million. The loan has an interest rate of 2.25 percent above the bank's base rate, which equated to an interest rate of 7.25 percent at December 31, 1997. The loan is due in full in December 2006.

  The Company had a loan payable to a commercial bank in the U.K. in the amount of $4.1 million as of December 31, 1996. The loan had an interest rate of 2.75 percent above the bank's base rate, which equated to

                          SNYDER COMMUNICATIONS, INC.

an interest rate of 8.75 percent at December 31, 1996. The loan was secured by certain of the Company's assets in the U.K. In September 1997, the full amount of the loan outstanding was repaid.

  The Company is obligated under a license agreement to make future payments (see Note 6). This net obligation is $1.9 million and $1.6 million at December 31, 1996 and 1997, respectively. Of these amounts, $0.4 million and $0.4 million have been classified as current at December 31, 1996 and 1997, respectively, and the remaining balance has been classified as a long-term borrowing in the accompanying consolidated balance sheet.

  The Company had a loan payable to a commercial bank in the U.K. in the amount of $0.4 million as of December 31, 1996. The loan had an interest rate of 1.25 percent above the bank's base rate. Of this amount, $0.04 million was classified as current as of December 31, 1996. On December 31, 1997, the full amount of the loan outstanding was repaid.

  The Company had a loan payable to a commercial bank in the U.S. in the amount of $4.4 million as of December 31, 1996. The loan had an interest rate of the bank's prime rate plus .25% (8.25% as of December 31, 1996). During 1997, the Company refinanced this loan payable with a financial institution. The balance of this loan payable at December 31, 1997 was $2.1 million. The loan had an interest rate of the 30 day commercial paper rate plus 2.7%, or 8.55% as of December 31, 1997. Of these amounts, $2.3 million and $0.6 million are classified as current at December 31, 1996 and 1997, respectively and the remaining balance is classified as a long-term borrowing in the accompanying consolidated balance sheet.

  The Company had promissory notes in the amount of $1.7 million and $1.2 million as of December 31, 1996 and 1997, respectively which were issued in conjunction with certain 1996 and 1997 purchase business combinations. The notes were recorded at their present value, with effective rates ranging from 6% to 9%. Of this amount, $0.4 million and $0.3 million is classified as current as of December 31, 1996 and 1997, respectively with the remaining balance classified as a long-term borrowing in the accompanying consolidated balance sheet.

 Related Party Borrowings--Subordinated Debentures

  On October 28, 1996 SCI used approximately $7.0 million of cash to redeem in full the subordinated debentures (the "Debentures") due to related parties. The Debentures were originally issued on May 18, 1995, with a face amount of $6.0 million. Cash proceeds of $5.0 million were received upon issuance of the Debentures. The difference between the cash proceeds received and the face amount of the Debentures was accounted for as an original issue discount. The Debentures had a stated interest rate of 12.25 percent (effective interest rate to maturity of approximately 17 percent) and an original maturity date of December 31, 2001. The $7.0 million payment consisted of the face amount of the Debentures, a prepayment penalty and accrued interest. A non-recurring charge of $1.2 million ($0.02 per diluted share), net of a $0.8 million tax benefit, was recorded at December 31, 1996 as an extraordinary loss related to this early debt extinguishment. The extraordinary item consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.

 Related Party Borrowings--Stockholder Loans

  A subsidiary of the Company borrowed approximately $10.4 million from certain of its stockholders to fund, in part, its August 1995 management buy-out. The borrowings had a blended stated interest rate of 8.31 percent with maturities beginning in 1996 and extending through 2008. At December 31, 1996, $10.5 million remained outstanding under these borrowings. In July 1997, the full amount outstanding under these borrowings was repaid.

  During 1994, a subsidiary of the Company borrowed approximately $0.4 million from its principal shareholder. The borrowings had interest rates equivalent to the U.K. bank rate applied quarterly with a maturity on December

                          SNYDER COMMUNICATIONS, INC.

31, 2004. At December 31, 1996, $0.1 million remained outstanding under these borrowings. In October 1997, the full amount outstanding under these borrowings was repaid.

  In conjunction with the repurchase during 1995 and 1996 of common stock from certain former employees by a subsidiary of the Company prior to its merger with SCI, the subsidiary incurred borrowings at interest rates ranging from
5.73 to 5.91 percent with maturities from 1997 to 1999. At December 31, 1997, the Company had $1.6 million outstanding under these borrowings. Of this amount, $0.5 million is classified as current as of December 31, 1997.

 Related Party Borrowings--Notes Payable

  Concurrent with the formation of the Partnership, the Original Limited Partner loaned the Partnership $0.4 million as evidenced by a promissory note. On May 10, 1989, the Partnership entered into another promissory note agreement with the Original Limited Partner to repay the principal amount of advances previously made by the Original Limited Partner to the Partnership. Effective January 1, 1993, all prior notes payable and the related accrued interest to the Original Limited Partner were combined into one note totaling $3.3 million. This note bore interest of 8% per annum. This note was paid in full in May 1995 with a portion of the proceeds from the Debentures.

  In conjunction with an October 1997 purchase business combination, the Company issued a $3.7 million note payable to the former owner of the acquired company. Interest is payable on the note quarterly at the rate of 7% per annum. The note may be repaid at any time after the third anniversary of the issuance and matures on September 30, 2002.

  Future minimum payments as of December 31, 1997 on all long-term borrowings, excluding capital leases, are as follows (in thousands):

            1998................................. $ 1,995
            1999.................................   2,035
            2000.................................   1,209
            2001.................................   1,224
            2002.................................   4,176
            Thereafter...........................     135
                                                  -------
            Total................................  10,774
            Less--current portion................   2,086
                                                  -------
              Total.............................. $ 8,688
                                                  =======

 Lines of Credit

  SCI obtained a $2.5 million line of credit in September 1996. The line of credit has a variable rate of interest with borrowings payable on an amortizing basis to September 1999, the date the line expires. At December 31, 1996, approximately $0.9 million was outstanding and the interest rate was 6.75%. The weighted average interest for the period ended December 31, 1996 was 6.71%. There were no amounts outstanding on this line at December 31, 1997.

  One of the Company's U.S. subsidiaries has a $2.0 million revolving line of credit agreement with a bank. The line of credit has a variable interest rate based on the bank's prime rate (8.25% as of December 31, 1996). The outstanding balance on this line was $0.5 million at December 31, 1996 and the effective interest rate was 8.0% for the year ended December 31, 1996. Borrowings pursuant to the line of credit are collateralized by

                          SNYDER COMMUNICATIONS, INC.

substantially all of the assets of the subsidiary. In February 1997, the outstanding balance of $0.5 million was repaid, and no amounts were outstanding on this line at December 31, 1997.

  Two of the Company's U.K. subsidiaries maintain lines of credit for general business expenditures. These lines bear interest at the commercial bank's base rate plus 1.25 to 2.75 percent. There was $1.0 million outstanding under these lines of credit at December 31, 1996, and no amounts were outstanding on these lines at December 31, 1997.

  Another U.S. subsidiary maintained a $4.0 million line of credit that was due on demand. The line of credit bore interest at the bank's prime rate plus
 .5%. The subsidiary has $3.0 million outstanding on this line of credit as of December 31, 1996. During 1997, the subsidiary obtained a new line of credit with a financial institution. The line of credit bears interest at the 30 day commercial paper rate plus 2.7%. There were no borrowings outstanding as of December 31, 1997. Borrowings pursuant to the line of credit are collateralized by substantially all of its assets. The weighted average interest rates of the borrowings were 8.75% and 8.55% as of December 31, 1996 and 1997.

  One of the Company's French subsidiaries maintains various lines of credit with varying borrowing limits from approximately $0.07 million to $0.7 million. The aggregate borrowing limit of all of the lines of credits combined is approximately $4.1 million. These lines of credit have expiration dates ranging from August 1998 to August 2004 and interest rates on borrowings ranging from 6.7% to 11.16%. The weighted average of the stated interest rates is 8.02% as of December 31, 1997. The subsidiary has $1.1 million and $2.6 million outstanding on these lines of credit as of December 31, 1996 and 1997, respectively.

  One of the Company's U.S. subsidiaries has a revolving line-of-credit agreement with a bank, which is renewed annually. The revolving credit agreement provides for advances up to the lesser of $10.0 million or 50% of accounts receivable, as defined. Among other things, the agreement requires the subsidiary to meet certain restrictive covenants concerning net worth and debt service coverage. As of December 31, 1997, the subsidiary was in default of certain financial reporting and maximum employee lending covenants. Advances under the revolving credit agreement are secured by all assets of the subsidiary. This line is guaranteed by an officer of the subsidiary. Interest is charged at the bank's prime rate or LIBOR plus 1%. As of December 31, 1997, no amounts were outstanding under the revolving credit agreement.

8. MANDATORILY REDEEMABLE PREFERRED STOCK:

  The preferred shares were redeemed in full subsequent to December 31, 1996, in conjunction with the Acquisitions.

  On January 25, 1994, in connection with the management buy-out at one of the Company's acquirees in the U.K., fixed cumulative mandatorily redeemable preferred shares with a par value of (Pounds)0.90 were issued for (Pounds)1.00. All of the 3,067,000 authorized shares were issued yielding proceeds of $4.6 million less associated issue costs of $0.1 million. A fixed cumulative dividend was payable at the following rates:

            1995.....................................   6%
            1996.....................................   7%
            1997.....................................   8%
            Thereafter...............................   8%

  The shares were redeemable at (Pounds)1.00 per share, including the (Pounds)0.10 premium per share on the following dates by the holders or earlier at the option of the acquiree.

                                                  NUMBER
                                                  -------
            December 31, 1998.................... 517,000
            December 31, 1999.................... 850,000
            December 31, 2000.................... 850,000
            December 31, 2001.................... 850,000

                          SNYDER COMMUNICATIONS, INC.

  In October 1996, a subsidiary of the Company in the U.K. issued 750,000 shares of fixed cumulative mandatorily redeemable preferred shares with a par value of (Pounds)1.0 per share. A fixed cumulative dividend was payable on these preferred shares at 8% through December 1997 increasing to 10% thereafter. The shares were mandatorily redeemable in five equal annual installments beginning March 31, 2003.

  In September 1996, a subsidiary of the Company in the U.K. issued 1,333,333 shares of fixed cumulative mandatorily redeemable preferred shares for $2.1 million. A fixed cumulative dividend was payable on these preferred shares at (Pounds).09 per annum per share. The shares were mandatorily redeemable in three equal installments commencing on December 31, 2000.

  The preferred shares were mandatorily redeemable on specific dates, did not carry voting rights unless dividends were in arrears, which did not occur, and were not convertible into common equity. Accordingly, the preferred shares are classified as long-term debt obligations and the dividends, as well as the amortization of associated issue costs and discounts, are charged as a component of interest expense in the accompanying consolidated financial statements. Dividends included in interest expense were $0.4 million, $0.6 million, and $0.2 million in 1995, 1996, and 1997, respectively.

9. CAPITAL STOCK:

  On September 24, 1997 the Company completed the public offering of 8,776,334 shares of its common stock, par value $0.001 per share at an offering price of $25.8125 per share. The offering included 1,850,000 newly issued shares of common stock sold by the Company and 6,926,334 previously outstanding shares of common stock sold by selling stockholders. The Company received net proceeds of approximately $42.7 million from the offering, net of offering costs. The Company did not receive any proceeds from the sale of shares of common stock in the offering by the selling stockholders.

  On September 30, 1996 SCI completed an initial public offering of 8,970,000 shares of its common stock, par value $0.001 per share at an offering price of $17.00 per share. The offering included 4,038,162 newly issued shares of common stock sold by SCI and 4,931,838 previously outstanding shares of common stock sold by selling stockholders. SCI received net proceeds of approximately $59.2 million from the offering, net of offering costs. SCI did not receive any proceeds from the sale of shares of common stock in the offering by the selling stockholders.

  In May 1994, the Board of Directors of one of the Company's acquirees approved a stock repurchase plan that pertained to any stockholder terminating employment with the acquiree. Under such plan, shares were required to be repurchased by the acquiree. The shares were valued based on a certain percentage of gross income over a three-year period, less outstanding bank and stockholder debt. Payment terms for repurchased stock varied based on total aggregate shares purchased over specified periods and ranged from 1 to 10 years. In conjunction with its merger with SCI, the provisions of this stock repurchase plan were terminated.

                          SNYDER COMMUNICATIONS, INC.

10. INCOME TAXES:

  The Company's income tax provision includes the following components (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
   Current................... U.S.--Federal        $  5,417  $  5,647  $  6,637
                              U.S.--State and City    1,257     1,297     2,853
                              Foreign                 4,129     2,218     4,179
                                                   --------  --------  --------
                                                     10,803     9,162    13,669
                                                   --------  --------  --------
   Deferred.................. U.S.--Federal            (101)   (1,954)   (5,173)
                              U.S.--State and City      (32)     (469)   (1,408)
                              Foreign                    37      (745)     (842)
                                                   --------  --------  --------
                                                        (96)   (3,168)   (7,423)
   Tax effect of equity transaction...............     (815)      --        --
                                                   --------  --------  --------
   Income tax provision........................... $  9,892  $  5,994  $  6,246
                                                   ========  ========  ========

  The provision for taxes on income before extraordinary item differs from the amount computed by applying the U.S. federal income tax rate as a result of the following:

                                                  YEARS ENDED DECEMBER 31,
                                                  --------------------------
                                                   1995     1996      1997
                                                  -------- -------- --------
   Taxes at statutory U.S. Federal income tax
    rate.........................................   35.00%   35.00%    35.00%
   Income taxed directly to owners...............  (11.04)  (19.50)    35.64
   State and city income taxes, net of Federal
    tax benefit..................................    3.42     3.71    (19.89)
   Tax effect of Reorganization..................     --     (2.52)      --
   Foreign tax rate differential.................    0.46     0.39     13.54
   Dividends on mandatorily redeemable preferred
    stock........................................    0.35     0.71     (1.82)
   Goodwill amortization.........................    0.30     0.52     (2.99)
   Acquisition costs and other permanent
    differences..................................   (0.23)    5.11   (127.02)
                                                  -------  -------  --------
   Effective tax rate............................   28.26%   23.42%   (67.54)%
                                                  =======  =======  ========

                          SNYDER COMMUNICATIONS, INC.

  Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. As of December 31, 1996 and 1997 temporary differences that give rise to the deferred tax assets and liabilities consist of the following (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Reserve for doubtful accounts.............................. $   419  $ 2,242
   Accrued expenses...........................................   1,657    7,355
   Tax losses of a non U.S. subsidiary........................   1,965    1,964
   Tax benefit of capital losses..............................   1,202    1,202
   Other, net.................................................     --       586
                                                               -------  -------
   Gross deferred tax assets..................................   5,243   13,349
   Prepaid pension costs......................................     (84)     (74)
   Performance revenues.......................................     --      (619)
   Other, net.................................................    (199)     (69)
                                                               -------  -------
   Gross deferred tax liabilities.............................    (283)    (762)
   Valuation allowance........................................  (3,166)  (3,166)
                                                               -------  -------
   Net deferred tax asset..................................... $ 1,794  $ 9,421
                                                               =======  =======

  Two of the Company's subsidiaries have certain tax capital and operating losses which can be realized only if these subsidiaries generate taxable capital gains or operating income, respectively. At December 31, 1996 and 1997, management determined that a valuation allowance against the deferred tax asset associated with these tax losses was required.

11. ACQUISITION AND RELATED COSTS:

  The Company recorded $39.4 million in non-recurring acquisition and related costs during 1997. Of the $39.4 million, $34.1 million are costs directly related to the consummation of the Acquisitions. These costs consist primarily of investment banking fees, other professional service fees, certain U.K. excise and transfer taxes, as well as a non-cash charge of approximately $9.1 million related to the accelerated vesting of the options held by employees of one of the Company's acquirees. The remaining $5.3 million consists of the write-off of deferred license fees and the accrual of a liability expected to resolve outstanding litigation. Both the write-off of the deferred fees and the accrual of the liability were recorded due to changes in fact that resulted from the Acquisitions.

  The Company will record approximately $34.0 million in non-recurring acquisition and related costs during the first quarter of 1998. These costs are primarily related to the consummation of the 1998 Mergers and consist of investment banking fees, the expense associated with stock appreciation rights, other professional service fees, tax payments and other contractual payments. In addition, this amount includes approximately $4.7 million for the costs of consolidating existing Company facilities and acquired operations, including the external costs and liabilities to close redundant Company facilities and severance and relocation costs related to the Company's employees.

12. COMPENSATION TO STOCKHOLDERS:

  Prior to the Reorganization, SCI's operations were conducted by the Partnership. SMS, the general partner of the Partnership, paid compensation to certain officers and employees of the Partnership for services performed for SMS. The compensation from SMS was in addition to the compensation that these individuals received from

                          SNYDER COMMUNICATIONS, INC.

the Partnership. Following consummation of the Reorganization, these individuals are not performing any comparable duties or responsibilities for SMS. No such compensation was paid by SMS to these individuals in 1996 or 1997, nor is any such compensation expected to be paid in the future. This non-recurring compensation is included in compensation to stockholders on the consolidated statement of income for the year ended December 31, 1995.

  Prior to their merger with SCI, certain stockholders of the acquired companies received annual compensation in their roles as managers in excess of amounts that they will receive pursuant to employment agreements they have entered into with the Company. The amount by which the historical compensation paid to these managers exceeds that provided in their employment contracts has been classified as compensation to stockholders in the accompanying consolidated statement of income.

13. EMPLOYEE STOCK OWNERSHIP PLAN:

  One of the Company's U.S. subsidiaries sponsors a leveraged employee stock ownership plan (ESOP) which covers primarily all of its employees who work one thousand hours or more per plan year. Contributions to the ESOP were made at the discretion of the subsidiary's Board of Directors and were equal to the ESOP's debt service less dividends received by the ESOP. In December 1994, the ESOP acquired 534,800 shares from the former chairman of the subsidiary in exchange for $0.4 million in cash and a promissory note of $6.0 million. The note was guaranteed by the subsidiary, secured by the ESOP stock and bore interest, which was payable monthly at 2.7% over the 30 day commercial paper rate. Principal payments were due in five annual installments of $1.2 million commencing January 1, 1996. As of December 31, 1997, the subsidiary had repaid the entire amount. In January 1995, the ESOP acquired an additional 176,571 shares at a cost of $1.9 million. Of this amount, $1.7 million was financed through a promissory note with the remaining $0.1 million paid in cash. This promissory note was guaranteed by the subsidiary and its former chairman and was due in 84 monthly installments commencing January 1996 with interest at 2.7% over the 30 day commercial paper rate. As of December 31, 1997, the subsidiary had repaid this borrowing.

  All dividends and contributions received by the ESOP are used to pay debt service. As the debt is repaid, shares are released and allocated to active employees, based on the proportion of debt service paid in the year. The ESOP is accounted for in accordance with Statement of Position No. 93-6 "Employees' Accounting for Employee Stock Ownership Plans". Accordingly, the debt of the ESOP is recorded as debt in the accompanying consolidated balance sheet and the shares that have not been allocated to participants are reported as unearned ESOP compensation in the equity section on the consolidated balance sheet. As shares are committed to be released, the Company records compensation expense equal to the current market price of the shares committed to be released, and the shares become outstanding for earnings-per-share (EPS) computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $2.2 million, $6.5 million, and $5.4 million for 1995, 1996, and 1997, respectively. The status of ESOP shares as of December 31 is as follows:

                                                               1996      1997
                                                            ---------- --------
      Allocated shares.....................................    337,411  570,590
      Shares released for allocation.......................    233,179  140,781
      Unreleased shares....................................    140,781      --
                                                            ---------- --------
      Total ESOP shares....................................    711,371  711,371
                                                            ---------- --------
      Fair value of unreleased shares at December 31,...... $4,784,000 $    --
                                                            ========== ========

                          SNYDER COMMUNICATIONS, INC.

  Former employees who had terminated employment with the subsidiary prior to its merger with SCI may, at their option, require SCI to repurchase their vested SCI shares held by the ESOP for fair value. The balance necessary to satisfy this repurchase obligation has been classified as Redeemable ESOP stock in the accompanying consolidated balance sheet with a like amount shown as a reduction of paid-in-capital for each year.

14. STOCK INCENTIVE PLAN:

  In September 1996, SCI adopted the 1996 Stock Incentive Plan (the Stock Option Plan"). The Stock Option Plan authorizes SCI to grant incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights ("SARs"). Subject to adjustment, the aggregate number of shares of common stock which may be issued under the Stock Option Plan upon exercise of options, SARs or in the form of restricted stock may not exceed 17.5% of the number of shares of common stock outstanding.

  In conjunction with the management buy-out at one of the Company's acquirees in January 1994, the acquiree adopted a stock option plan. Granted options were exercisable upon a sale or flotation of the acquiree as defined in the terms of the plan. No compensation expense was recognized in the financial statements for the acquiree's options for any of the periods prior to its merger with SCI as the conditions for their exercise were not probable. In conjunction with the March 1997 acquisition by SCI, all of the outstanding options of the acquiree were exchanged for options of the common stock of the Company under the Stock Option Plan. The exchange of the acquiree's options for SCI options was based on the final common stock exchange rates used in the acquisition, with the SCI options possessing identical terms to the acquiree's options at the date of conversion. The Company recognized a charge to first quarter 1997 income of approximately $9.1 million related to the accelerated vesting of these options.

  The exercise price of options granted under the Stock Option Plan may not be less than 100 percent (110 percent in the case of an optionee who is a 10 percent stockholder) of the fair market value per share of common stock on the date of the option grant. The vesting and other provisions of the options are determined by the Company's Board of Directors. All options granted as of December 31, 1997 vest on or before the fourth anniversary of the date of grant and expire on or before the tenth anniversary of the date of grant.

  A summary of the activity within the Stock Option Plan, for the three years ended December 31, 1997, after giving retroactive effect to the conversion of the Pooled Entities options, is as follows:

                                                           SHARES OUTSTANDING
                                                           --------------------
                                                           1995   1996    1997
                                                           -----  -----  ------
                                                             (IN THOUSANDS)
   Beginning of year...................................... 1,027    970   5,157
     Granted..............................................   321  4,619   5,705
     Exercised............................................  (336)   (66) (1,790)
     Forfeited............................................   (42)  (281) (2,160)
     Expired..............................................   --     (85)    --
                                                           -----  -----  ------
   End of year............................................   970  5,157   6,912
                                                           =====  =====  ======
   Exercisable at end of year.............................          863   1,281
                                                                  =====  ======

                          SNYDER COMMUNICATIONS, INC.

                                                             WEIGHTED AVERAGE
                                                              EXERCISE PRICE
                                                            -------------------
                                                            1995   1996   1997
                                                            ----- ------ ------
   Beginning of year....................................... $3.29 $ 4.88 $14.97
     Granted...............................................  6.98  17.07  24.11
     Exercised.............................................  2.21  13.73  14.10
     Forfeited.............................................  1.47  15.65  20.24
     Expired...............................................   --   15.79    --
   End of year.............................................  4.88  14.97  22.59
   Exercisable at end of year..............................        11.07  17.03

  The weighted average option fair value on the grant date was $9.97 for options issued during the year ended December 31, 1997.

  The following table presents information related to the 6.9 million options outstanding at December 31, 1997.

                                                                   WEIGHTED
                                                                    AVERAGE
COMPANY OPTIONS                      NUMBER OF                    CONTRACTUAL
  ISSUED BY                           OPTIONS     EXERCISE PRICE LIFE IN YEARS
----------------                   -------------- -------------- -------------
                                   (IN THOUSANDS)
SCI prior to initial public
 offering.........................     1,615      $       17.00      8.68
SCI subsequent to initial public
 offering.........................     4,689      $19.38-$33.94      9.45
Pooled Entities...................       608      $ 1.31-$29.59      8.41
                                       -----
                                       6,912
                                       =====

  The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1997: risk-free interest rate of 6.2 percent and 5.7 percent, expected dividend yield of zero, expected life of 5 years, and expected volatility of 50 percent and 48 percent.

  If the Company had recorded compensation expense using the fair value based method prescribed by SFAS No. 123, the Company's 1996 and 1997 pro forma net income (loss) and 1996 and 1997 pro forma net income (loss) per share amounts, which reflect a pro forma adjustment for income taxes, would have been reduced to the following as adjusted amounts.

                                                                1996     1997
                                                               ------- --------
   Pro forma net income (loss):
     As reported.............................................. $12,181 $(19,800)
     As adjusted..............................................   5,286  (33,205)
   Pro forma basic net income (loss) per share:
     As reported..............................................     .23     (.35)
     As adjusted..............................................     .10     (.59)
   Pro forma diluted net income (loss) per share:
     As reported..............................................     .23     (.35)
     As adjusted..............................................     .10     (.59)

15. PENSION AND PROFIT-SHARING PLANS:

  One of the Company's subsidiaries in the U.K. operates a retirement benefit plan, which is a funded defined benefit plan available to all employees. The assets of the plan are held separately from those of the subsidiary

                          SNYDER COMMUNICATIONS, INC.

and are invested in managed funds principally comprised of equity securities. Plan benefits are based on years of service and compensation levels at the time of retirement. The funding of the plan is determined following consultation with actuaries using the projected unit credit method.

  For purposes of these financial statements, the actuarial value of the plan's liabilities has been estimated using the available actuarial valuations and the plan's asset values reflect the actual market value of those assets at each balance sheet date based on records maintained by the plan's trustees. The most recent actuarial update of the plan's liabilities was performed as of December 31, 1997. The significant assumptions used and the funded status of the plan are set out in the tables below.

                                                     SIGNIFICANT ASSUMPTIONS
                                                       AS OF DECEMBER 31,
                                                     --------------------------
                                                      1995     1996     1997
                                                     -------  -------  --------
                                                        %        %        %
                                                     -------  -------  --------
      Discount rate................................      8.0      8.0      6.75
      Expected long-term rate of return on plan as-
       sets........................................      9.0      9.0      7.75
      Rate of increase in compensation.............      6.0      6.0      5.25

 Net Periodic Pension Cost

  Net periodic pension cost is determined using the assumptions as of the beginning of the year and is comprised of the following (in thousands).

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
   Service cost.................................  $    726  $  1,109  $  1,360
   Interest cost on projected benefit
    obligation..................................       710       875     1,065
   Actual return on plan assets.................    (1,704)   (1,078)   (2,899)
   Net amortization of unrecognized net loss and
    deferral of actual return on plan assets....       915       125     1,638
                                                  --------  --------  --------
   Net periodic pension cost....................  $    647  $  1,031  $  1,164
                                                  ========  ========  ========

 Funded Status

  The funded status is determined using the assumption as of the end of the year and is reflected as follows (in thousands).

                                                               AS OF DECEMBER
                                                                     31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Actuarial present value of benefit obligations:
   Accumulated and fully vested............................... $11,501  $14,351
                                                               -------  -------
   Accumulated benefit obligation.............................  11,501   14,351
   Effect of projected future compensation levels.............   2,430    3,151
                                                               -------  -------
   Projected benefit obligation...............................  13,931   17,502
   Plan assets at fair value..................................  13,777   17,321
                                                               -------  -------
   Plan assets less than projected benefit obligation.........    (154)    (181)
   Unrecognized loss..........................................     411      428
                                                               -------  -------
   Prepaid pension cost....................................... $   257  $   247
                                                               =======  =======

                          SNYDER COMMUNICATIONS, INC.

  The Company and certain of its subsidiaries maintain defined contribution benefit plans. Pension and profit sharing costs related to these plans amounted to approximately $0.6 million, $0.8 million and $0.9 million for 1995, 1996, and 1997, respectively.

  The Company and certain of its subsidiaries maintain deferred compensation plans for certain key executives. The related expense for these agreements, on a present value basis, is being recognized as earned. The Company recognized approximately $0.3 million, $1.2 million and $0.4 million of deferred compensation expense, including interest charges in 1995, 1996, and 1997, respectively.

16. NET INCOME PER SHARE

  A reconciliation of the shares used to compute basic and diluted earnings per share follows. For each of the years presented, the same net income used to compute basic earnings per share was used to compute diluted earnings per share.

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1996     1997
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
   Weighted average shares outstanding for the
    period used in computation of basic net income
    per share......................................    52,030   52,487   56,624
   Diluted impact of stock options.................        91      554      --
   Shares used in computation of diluted net income
    per share......................................    52,121   53,041   56,624

  For the years ended December 31, 1996 and 1997, there existed weighted average common stock equivalents of 12,437 and 1,432,136, respectively, which are not included in the calculation of diluted net income per share because they were antidilutive for the period.

17. DISCONTINUED OPERATIONS

  On October 24, 1997, the Board of Directors of one of the Company's 1998 acquirees approved the spin-off of its sports management operations, which were carried on by Bob Woolf Associates, Inc. ("BWA"), a wholly owned subsidiary. The acquiree purchased BWA in May 1996. The spin-off was executed in the form of a dividend to the acquiree's stockholders of record on October 31, 1997, whereby each stockholder received one share of BWA for each share of the acquiree's common stock held.

  The net losses of BWA prior to October 31, 1997, are included in the consolidated statement of income under "discontinued operations" and represent a net loss of $0.03 per diluted share for 1996 and 1997. Revenues from BWA were approximately $0.3 million for the period from May 1, 1996 (date of BWA acquisition) to December 31, 1996, and approximately $2.0 million for the ten months ended October 31, 1997.

                          SNYDER COMMUNICATIONS, INC.

18. LEASES:

  The Company leases certain facilities, office equipment and other assets. The following is a schedule of future minimum lease payments for capital leases and for operating leases (with initial or remaining terms in excess of one year at December 31, 1997 (in thousands):

                                                              CAPITAL  OPERATING
      YEARS ENDING DECEMBER 31,                               LEASES    LEASES
      -------------------------                               -------  ---------
      1998................................................... $ 1,993  $ 25,872
      1999...................................................   1,522    21,184
      2000...................................................     375    16,981
      2001...................................................      74    14,236
      2002...................................................     --     12,895
      Thereafter.............................................     --     33,734
                                                              -------  --------
      Total minimum lease payments...........................   3,964  $124,902
                                                                       ========
      Less--Amount representing interest.....................    (337)
                                                              -------
      Total obligation under capital leases..................   3,627
      Less--Current portion..................................  (1,876)
                                                              -------
      Long-term portion...................................... $ 1,751
                                                              =======

  Property and equipment, net, on the consolidated balance sheet includes $4.2 million and $3.7 million for equipment purchased under capital leases as of December 31, 1996 and 1997, respectively.

  Rental expense for all operating leases was approximately $17.5 million, $20.9 million and $23.1 million for the years ended December 31, 1995, 1996, and 1997, respectively.

19. COMMITMENTS AND CONTINGENCIES:

  The Company has entered into employment agreements with certain key executives and consulting agreements with certain former executives that call for guaranteed minimum salaries and bonuses for varying terms.

  An officer of one of the acquired Companies was terminated in February 1997, and the matter is subject to ongoing litigation. Due to changes in fact that resulted from the acquisition, the Company recorded a liability in the quarter ended September 1997 equal to the expected cost to resolve the matter.

  One of the Company's U.S. subsidiaries issued irrevocable letters of credit, automatically renewable on an annual basis for $2,200 to a landlord as a security deposit for a lease. This subsidiary also has standby letters of credit with a bank, secured by compensating balance arrangements, totaling $1,267. The standby letters of credit renew annually and interest is charged at a rate of 1.25% per year.

  The Company is subject to lawsuits, investigations and claims arising out of the conduct of its business, including those related to commercial transactions, contracts, government regulation and employment matters. Certain claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

20. RELATED PARTIES:

  SCI's headquarters office space is leased from a third party, in which one of the non-employee directors of the Company has a minority ownership interest. Rent paid under this lease was $0.8 million, $1.1 million, and $2.4 million in 1995, 1996 and 1997, respectively.

                          SNYDER COMMUNICATIONS, INC.

  During 1995, SCI advanced $2.7 million to a stockholder of SMS as evidenced by a promissory note. The note was non-interest bearing and secured by SMS stock. This note was distributed to the SMS stockholders, pro rata, on June 30, 1996.

  SCI produces a WallBoard(R) for which a publication beneficially owned by certain non-employee directors of the Company is one of the sponsors. Revenues earned under this program were $2.0 million in 1997.

  In December 1997, the Company entered into a software license agreement with a company in which certain non-employee directors of the Company are directors and in which they own a minority interest. The Company will pay approximately $2.5 million for the license and related equipment.

21. GEOGRAPHICAL DATA:

  After giving effect to the Acquisitions, the Company has operations in the United States, the U.K., France, Ireland and Hungary. Financial information for the Company's operations in the U.K., France, Ireland, and Hungary are classified as international and consist primarily of operations in the U.K (in thousands).

                                                    YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1995     1996     1997
                                                   -------- -------- ---------
   Revenues
     United States................................ $206,815 $286,681 $ 350,715
     International................................  127,275  142,216   169,325
                                                   -------- -------- ---------
       Total revenues............................. $334,090 $428,897 $ 520,040
                                                   ======== ======== =========
   Income (loss) from operations
     United States................................ $ 25,199 $ 24,344 $ (11,186)
     International................................   11,463    3,654     2,328
                                                   -------- -------- ---------
       Total income (loss) from operations........ $ 36,662 $ 27,998 $  (8,858)
                                                   ======== ======== =========
   Identifiable assets
     United States................................          $215,535 $ 281,256
     International................................            80,455   129,446
                                                            -------- ---------
       Total identifiable assets..................          $295,990 $ 410,702
                                                            ======== =========

                          SNYDER COMMUNICATIONS, INC.

  The following table summarizes financial data by quarter for the Company for 1996 and 1997, giving effect to the Acquisitions as if they had occurred at the beginning of the earliest period presented (Unaudited, in thousands, except per share data).

                                      1996 QUARTER ENDED
                          -------------------------------------------
                          MARCH 31  JUNE 30  SEPTEMBER 30 DECEMBER 31  TOTAL
                          --------  -------- ------------ ----------- --------
Revenues................  $ 93,942  $102,254   $110,042    $122,659   $428,897
Gross profit............    27,934    31,471     33,593      37,957    130,955
Income from continuing
 operations.............     4,105     5,624      5,870       4,005     19,604
Income from continuing
 operations per share
 (diluted)..............      0.08      0.11       0.11        0.07       0.37
Net income..............     4,105     5,435      5,163       2,188     16,891
Net income per share
 (diluted)..............      0.08      0.10       0.10        0.04       0.32
Pro forma net income
 from continuing
 operations.............     3,270     4,082      2,938       4,001     14,291
Pro forma net income
 from continuing
 operations per share
 (diluted)..............      0.06      0.08       0.06        0.07       0.27
Pro forma net income....     3,270     3,969      2,516       2,426     12,181
Pro forma net income per
 share (diluted)........      0.06      0.08       0.05        0.04       0.23
                                      1997 QUARTER ENDED
                          -------------------------------------------
                          MARCH 31  JUNE 30  SEPTEMBER 30 DECEMBER 31  TOTAL
                          --------  -------- ------------ ----------- --------
Revenues................  $118,584  $129,164   $128,858    $143,434   $520,040
Gross profit............    35,677    40,594     38,934      41,829    157,034
Income (loss) from
 continuing operations..    (9,997)    8,678     (7,564)     (6,612)   (15,495)
Income (loss) from
 continuing operations
 per share (diluted)....     (0.18)     0.15      (0.13)      (0.11)     (0.27)
Net income (loss).......   (10,555)    8,054     (7,863)     (6,638)   (17,002)
Net income (loss) per
 share (diluted)........     (0.19)     0.14      (0.14)      (0.11)     (0.30)
Pro forma net income
 (loss) from continuing
 Operations.............   (10,556)    7,449     (8,042)     (7,751)   (18,900)
Pro forma net income
 (loss) from continuing
 Operations per share
 (diluted)..............     (0.19)     0.13      (0.14)      (0.13)     (0.33)
Pro forma net income
 (loss).................   (10,862)    7,092     (8,277)     (7,753)   (19,800)
Pro forma net income
 (loss) per share
 (diluted) (a)..........     (0.20)     0.12      (0.15)      (0.13)     (0.35)

  The pro forma amounts include a provision for federal and state income taxes as if the Company had been a taxable C corporation for all periods presented.

(a) The sum of these amounts does not equal the annual amount because the quarterly calculations are based on varying numbers of shares outstanding.

22. SUBSEQUENT EVENT (UNAUDITED):

  In February 1998, the Company acquired Healthcare Promotions, LLC, a provider of pharmaceutical marketing and sales force training services, in the United States. The transaction was valued at $22.0 million and will be accounted for as a purchase business combination.

  In March 1998, the Company acquired CLI Pharma S.A., a provider of outsourced pharmaceutical sales and sales force recruitment services in France. The transaction was valued at $25.0 million and will be accounted for as a purchase business combination.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Brann Holdings Limited:

  We have audited the consolidated balance sheets of Brann Holdings Limited (the Company) and its subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which do not differ in any material respect from generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States.

                                       Price Waterhouse
                                       Chartered Accountants and Registered
                                       Auditors

Bristol, England
May 30, 1997

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
 American List Corporation

  We have audited the consolidated balance sheet of American List Corporation and Subsidiaries as of February 28, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the two-year period then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American List Corporation and Subsidiaries as of February 28, 1997, and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.

                                       Grant Thornton LLP

Melville, New York
April 11, 1997

                              [Inside Back Cover]

Delivering market share

[Images of: a globe; photographs of seniors, teenagers, an infant, a physician and detailing representatives.]

Snyder reaches millions of potential customers through a variety of targeted distribution channels.

[_] Mothers-to-be
[_] New Mothers
[_] Working Parents
[_] New Home Owners
[_] Healthcare Professionals
[_] Patients with Specific Health Conditions
[_] Physicians
[_] Recent Immigrants
[_] Teenagers
[_] Households with Children
[_] Students
[_] Fitness-conscious Individuals
[_] Seniors
[_] Small Businesses
[_] Business Professionals
[_] Multicultural Consumers

Snyder Communications, Inc.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary....................................................................   1
Risk Factors...............................................................   7
Use of Proceeds............................................................  13
Dividend Policy............................................................  13
Price Range of Common Stock................................................  13
Capitalization.............................................................  14
Business...................................................................  15
Management.................................................................  23
Principal Stockholders.....................................................  25
Selling Stockholders.......................................................  27
Shares Eligible for Future Sale............................................  32
Considerations for Non-United States Holders...............................  34
Underwriting...............................................................  37
Legal Matters..............................................................  39
Experts....................................................................  39
Available Information......................................................  40
Incorporation of Certain Information by Reference..........................  41
Index to Consolidated Financial Statements................................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               7,750,000 SHARES


              [LOGO OF SNYDER COMMUNICATIONS, INC. APPEARS HERE]

                                 COMMON STOCK



                               ----------------
                                  PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.

                             GOLDMAN, SACHS & CO.

                           BEAR, STEARNS & CO. INC.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED MAY 19, 1998

PROSPECTUS

                                7,750,000 SHARES

              [LOGO OF SYNDER COMMUNICATIONS, INC. APPEARS HERE]

                                  COMMON STOCK

                                  -----------

  Of the 7,750,000 shares of Common Stock of Snyder Communications, Inc. (the "Company") offered hereby, 579,294 are being offered by the Company and 7,170,706 are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company and certain of the Selling Stockholders (the "Over-Allotment Selling Stockholders") have granted to the Underwriters options to purchase up to 1,162,500 additional shares to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

  Of the 7,750,000 shares of Common Stock offered hereby, 1,550,000 are being offered for sale initially outside the United States and Canada by the International Managers and 6,200,000 shares are being offered for sale initially in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange under the symbol "SNC." On May 15, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $44.00. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                  PRICE TO UNDERWRITING PROCEEDS TO   SELLING
                                   PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.......................    $          $            $           $
--------------------------------------------------------------------------------
Total(3)........................  $          $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $   .

(3) The Company and the Over-Allotment Selling Stockholders have granted the International Managers and U.S. Underwriters options to purchase up to an additional 232,500 shares and 930,000 shares of Common Stock, respectively, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $    $    $    and $   , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on
or about    , 1998.

                                  -----------

MERRILL LYNCH INTERNATIONAL                          GOLDMAN SACHS INTERNATIONAL
BEAR, STEARNS INTERNATIONAL LIMITED        NATIONSBANC MONTGOMERY SECURITIES LLC

                                  -----------

                   The date of this Prospectus is     , 1998.

                                 UNDERWRITING

  Merrill Lynch International, Goldman Sachs International, Bear, Stearns International Limited and NationsBanc Montgomery Securities LLC are acting as lead managers (the "Lead Managers") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholders and the International Managers, and concurrently with the sale of 6,200,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Stockholders have agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                        NUMBER
       INTERNATIONAL MANAGER                                           OF SHARES
       ---------------------                                           ---------
   Merrill Lynch International.......................................
   Goldman Sachs International.......................................
   Bear, Stearns International Limited...............................
   NationsBanc Montgomery Securities LLC.............................
                                                                       ---------
        Total........................................................  1,550,000
                                                                       =========

  The Company and the Selling Stockholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and NationsBanc Montgomery Securities LLC are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,550,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 6,200,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to each such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

  The Lead Managers have advised the Company that the International Managers propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $    per share of Common Stock. The International Managers may
allow, and such dealers may reallow, a discount not in excess of $    per
share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company and the Over-Allotment Selling Stockholders have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 232,500 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company and the Over-Allotment Selling Stockholders also have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 930,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

  The Company, certain stockholders and the Company's directors and executive officers have agreed, subject to certain exceptions for pledges and, in the case of the Company, the grant and exercise of employee stock options and the issuance of shares in connection with acquisitions as long as all executive officers, directors and other affiliates of the entity being acquired have agreed in writing to the restrictions set forth below, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options or a registration statement on Form S-4 to register shares issuable in connection with an acquisition), for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch.

  The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The Company and the Selling Stockholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the International Managers and the U.S. Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholders or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Each of Merrill Lynch and NationsBanc Montgomery Securities LLC has from time to time provided investment banking advisory services to the Company, for which it has received customary compensation, and may continue to do so in the future. Each of Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. has from time to time provided investment banking advisory services to the Company, and may continue to do so in the future. In connection with a recent acquisition by the Company, Merrill Lynch and Bear, Stearns & Co. Inc. acquired shares of Common Stock and were granted certain registration rights, which shares were registered and sold in January 1998 pursuant to a shelf registration statement. In connection with another recent acquisition by the Company, Merrill Lynch and Goldman, Sachs & Co. acquired shares of Common Stock and were granted certain registration rights. See "Shares Eligible for Future Sale."

  Merrill Lynch Specialists Inc. ("MSLI"), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MSLI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MSLI of the conditions specified in the exemption.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, a partnership including professional corporations, Washington, D.C. Debevoise & Plimpton, New York, New York, has acted as counsel for the Underwriters with respect to certain legal matters in connection with the Offerings.

                                    EXPERTS

  The historical consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and the related schedule included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that, with respect to the operations of Brann Holdings Limited and its subsidiaries and American List Corporation and its subsidiaries, their opinions are based on the reports of other independent public accountants, namely Price Waterhouse, Chartered Accountants and Registered Auditors and Grant Thornton LLP. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

  The consolidated financial statements of Brann Holdings Limited and its subsidiaries as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996, have been audited by Price Waterhouse, Chartered Accountants, as set forth in its report thereon included herein.

  The consolidated financial statements of American List Corporation and its subsidiaries as of February 28, 1997 and for each of the years in the two-year period then ended, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in its report thereon included herein.

                             AVAILABLE INFORMATION

  The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to U.S. private issuers with securities registered thereunder, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection at the Commission's regional offices located at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the NYSE and such reports, proxy statements, information statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Materials that the Company files electronically with the Commission are available at the Commission's website (http://www.sec.gov), which contains reports, proxy statements, information statements and other information regarding issuers that file electronically with the Commission.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Offerings. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Securities Act and the Exchange Act (File No. 1-12145) are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997, filed by the Company with the Commission on March 31, 1998; (ii) the Company's Current Report on Form 8-K dated November 25, 1997, filed by the Company with the Commission on January 21, 1998; (iii) the Company's Current Report on Form 8-K dated December 31, 1997, filed by the Company with the Commission on February 17, 1998; (iv) the Company's Current Report on Form 8-K dated February 28, 1998, filed by the Company with the Commission on March 30, 1998; (v) the Company's Current Report on Form 8-K dated March 25, 1998, filed by the Company with the Commission on April 3, 1998, as amended by the Company's Current Report on Form 8-K/A, filed by the Company with the Commission on May 15, 1998; (vi) the Company's Current Report on Form 8-K dated March 31, 1998, filed by the Company with the Commission on May 5, 1998; (vii) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1998, filed by the Company with the Commission on May 15, 1998; and (viii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on September 9, 1996, including any amendment or report filed for the purposes of updating such description.

  All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to: Snyder Communications, Inc., Two Democracy Center, 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817; Attention: Secretary, telephone number (301) 468-1010.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary....................................................................   1
Risk Factors...............................................................   7
Use of Proceeds............................................................  13
Dividend Policy............................................................  13
Price Range of Common Stock................................................  13
Capitalization.............................................................  14
Business...................................................................  15
Management.................................................................  23
Principal Stockholders.....................................................  25
Selling Stockholders.......................................................  27
Shares Eligible for Future Sale............................................  32
Considerations for Non-United States Holders...............................  34
Underwriting...............................................................  37
Legal Matters..............................................................  40
Experts....................................................................  40
Available Information......................................................  41
Incorporation of Certain Information by Reference..........................  42
Index to Consolidated Financial Statements................................. F-1

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                                7,750,000 SHARES


              [LOGO OF SNYDER COMMUNICATIONS, INC. APPEARS HERE]

                                  COMMON STOCK


                                ---------------
                                   PROSPECTUS
                                ---------------

                          MERRILL LYNCH INTERNATIONAL

                          GOLDMAN SACHS INTERNATIONAL

                      BEAR, STEARNS INTERNATIONAL LIMITED

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                      , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

    1.1* Form of U.S. Purchase Agreement.
    1.2* Form of International Purchase Agreement.
    2.1  Agreement and Plan of Merger, dated as of March 18, 1997, among
         American List Corporation, the Company and Snyder Z Acquisition, Inc.
         (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated July 11, 1997).
    2.2  Agreement and Plan of Merger among Brann Holdings Limited and the
         Company, dated as of March 18, 1997 (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated March 18, 1997).
    2.3  Agreement and Plan of Merger among MMD, Inc., the stockholders of MMD,
         Inc., the Company, and Snyder Acquisition Corp., dated as of January
         6, 1997 (Incorporated by reference to Exhibit 2.1 to the Company's
         Form 8-K dated January 6, 1997).
    2.4  Share Sale and Purchase Agreement among the Shareholders of Bounty
         Group Limited as listed on the signature page thereto and the Company, dated as of July 13, 1997 (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated July 13, 1997).
    2.5 Agreement and Plan of Merger among Sampling Corporation of America, the Company and Snyder Acquisition Corp., dated as of July 14, 1997
         (Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K dated July 14, 1997).
    2.6 Agreement and Plan of Merger dated as of March 25, 1998, by and among the Company, Snyder AR Acquisition, LLC, Arnold Communications, Inc.
         and the Stockholders of Arnold Communications, Inc. (Incorporated by referenced to Exhibit 2.1 to the Company's Form 8-K dated March 25,
         1998).
    3.1  Certificate of Incorporation of the Company (as amended through May 6,
         1998) (Incorporated by reference to Exhibit 3.1 to the Company's
         Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).
    3.2  Bylaws of the Company (Incorporated by reference to Exhibit 3.2 forming a part of the Company's Registration Statement on Form S-1
         (File No. 333-7495) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended).
    4.1  Reference is made to exhibits 3.1 and 3.2.
    5* Opinion of Shaw Pittman Potts & Trowbridge as to the legality of the Common Stock being registered.
   23.1  Consent of Shaw Pittman Potts & Trowbridge (included as part of
         Exhibit 5).
   23.2  Consent of Arthur Andersen LLP.
   23.3  Consent of Grant Thornton LLP.
   23.4  Consent of Price Waterhouse, Chartered Accountants and Registered
         Auditors.
   24* Powers of Attorney (included as part of the signature page of this Registration Statement).
   27.1* Financial Data Schedule for Consolidated Financial Statements as of
         and for the years ended December 31, 1996 and 1997.
   27.2* Financial Data Schedule for Condensed Consolidated Financial
         Statements as of and for the three months ended March 31, 1998.

--------
* Previously filed.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN BETHESDA, MARYLAND, ON THIS 19TH DAY OF MAY, 1998.

                                          Snyder Communications, Inc.

                                                 /s/ Daniel M. Snyder
                                          By: _________________________________
                                                     DANIEL M. SNYDER
                                              CHAIRMAN OF THE BOARD OF DIRECTORS
                                                 AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

           SIGNATURE                         TITLE                DATE
           ---------                         -----                ----

                                        Chairman of the
      /s/ Daniel M. Snyder               Board of Directors      May 19, 1998
-------------------------------------    and Chief Executive
          DANIEL M. SNYDER               Officer

       /s/ Michele D. Snyder*           Vice Chairman,
-------------------------------------    President, Chief        May 19, 1998
          MICHELE D. SNYDER              Operating Officer
                                         and Director

       /s/ A. Clayton Perfall*          Chief Financial
-------------------------------------    Officer                 May 19, 1998
         A. CLAYTON PERFALL              and Director

        /s/ David B. Pauken*            Chief Accounting
-------------------------------------    Officer                 May 19, 1998
           DAVID B. PAUKEN

     /s/ Mortimer B. Zuckerman*         Director
-------------------------------------                            May 19, 1998
        MORTIMER B. ZUCKERMAN

          /s/ Fred Drasner*             Director
-------------------------------------                            May 19, 1998
            FRED DRASNER

        /s/ Philip Guarascio*           Director
-------------------------------------                            May 19, 1998
          PHILIP GUARASCIO

        /s/ Mark E. Jennings*           Director
-------------------------------------                            May 19, 1998
          MARK E. JENNINGS

       /s/ Daniel M. Snyder
*By: ________________________________
  DANIEL M. SNYDER, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  1.1* Form of U.S. Purchase Agreement.
  1.2* Form of International Purchase Agreement.
  2.1  Agreement and Plan of Merger, dated as of March 18, 1997, among American
       List Corporation, the Company and Snyder Z Acquisition, Inc.
       (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated July 11, 1997).
  2.2  Agreement and Plan of Merger among Brann Holdings Limited and the
       Company, dated as of March 18, 1997 (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated March 18, 1997).
  2.3  Agreement and Plan of Merger among MMD, Inc., the stockholders of MMD,
       Inc., the Company, and Snyder Acquisition Corp., dated as of January 6,
       1997 (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated January 6, 1997).
  2.4  Share Sale and Purchase Agreement among the Shareholders of Bounty Group
       Limited as listed on the signature page thereto and the Company, dated as of July 13, 1997 (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated July 13, 1997).
  2.5  Agreement and Plan of Merger among Sampling Corporation of America, the
       Company and Snyder Acquisition Corp., dated as of July 14, 1997
       (Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K dated July 14, 1997).
  2.6 Agreement and Plan of Merger dated as of March 25, 1998, by and among the Company, Snyder AR Acquisition, LLC, Arnold Communications, Inc. and the Stockholders of Arnold Communications, Inc. (Incorporated by referenced to Exhibit 2.1 to the Company's Form 8-K dated March 25,
       1998).
  3.1  Certificate of Incorporation of the Company (as amended through May 6,
       1998) (Incorporated by reference to Exhibit 3.1 to the Company's
       Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).
  3.2 Bylaws of the Company (Incorporated by reference to Exhibit 3.2 forming a part of the Company's Registration Statement on Form S-1 (File No.
       333-7495) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended).
  4.1  Reference is made to exhibits 3.1 and 3.2.
  5* Opinion of Shaw Pittman Potts & Trowbridge as to the legality of the Common Stock being registered.
 23.1  Consent of Shaw Pittman Potts & Trowbridge (included as part of
       Exhibit 5).
 23.2  Consent of Arthur Andersen LLP.
 23.3  Consent of Grant Thornton LLP.
 23.4  Consent of Price Waterhouse, Chartered Accountants and Registered
       Auditors.
 24* Powers of Attorney (included as part of the signature page of this Registration Statement).
 27.1* Financial Data Schedule for Consolidated Financial Statements as of and
       for the years ended December 31, 1996 and 1997.
 27.2* Financial Data Schedule for Condensed Consolidated Financial Statements as of and for the three months ended March 31, 1998.

--------
* Previously filed.